AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON April 7, 2000.
                                                      Registration No. 333-31436
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------
                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             -----------------------
                    THE INTERPUBLIC GROUP OF COMPANIES, INC.
             (Exact name of registrant as specified in its Charter)
          DELAWARE                       7311                  13-1024020
(State or other jurisdiction      (Primary Standard         (I.R.S. Employer
     of incorporation or      Industrial Classification   Identification Number)
        organization)                 Code Number)
                             -----------------------
                           1271 Avenue of the Americas
                            New York, New York 10020
                                 (212) 399-8000
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                             -----------------------
                   NICHOLAS J. CAMERA, SENIOR VICE PRESIDENT,
                           GENERAL COUNSEL & SECRETARY
                    THE INTERPUBLIC GROUP OF COMPANIES, INC.
                           1271 Avenue of the Americas
                            New York, New York 10020
                                  212-399-8000
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

--------------------------------------------------------------------------------
                                   Copies to:
         Barry M. Fox, Esq.                       James M. Dubin, Esq.
 Cleary, Gottlieb, Steen & Hamilton     Paul, Weiss, Rifkind, Wharton & Garrison
         One Liberty Plaza                    1285 Avenue of the Americas
      New York, New York 10006                  New York, New York 10019
           (212) 225-2000                            (212) 373-3000

                             -----------------------
        Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this post-effective amendment to the Registration Statement which relates to the issuance of common stock of The Interpublic Group of Companies, Inc. in the merger of NFO Worldwide, Inc.
   with a wholly owned subsidiary of The Interpublic Group of Companies, Inc. pursuant to the Agreement and Plan of Merger, dated December 20, 1999, as amended. The proxy statement/prospectus contained in the Registration Statement and the supplement to the proxy statement/prospectus contained in this post-effective amendment to the Registration Statement contain the merger agreement and the amendment thereto, respectively.

                             -----------------------
      If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

================================================================================

                                EXPLANATORY NOTE

         This Post-Effective Amendment No. 1 to the Registration Statement includes a proxy statement/prospectus supplement, which amends and supplements the proxy statement/prospectus dated March 2, 2000 of NFO Worldwide, Inc. and The Interpublic Group of Companies, Inc. This supplement contains information about the Amendment To The Agreement And Plan Of Merger And To The Stock Option Agreement, dated as of April 3, 2000, between Interpublic and NFO and information about the proposed merger of NFO with a subsidiary of Interpublic. The Registration Statement, as filed on March 3, 2000, is incorporated herein by reference.

                           [NFO Worldwide, Inc. logo]


                                                                   April 7, 2000

Dear NFO Stockholder:

         On March 3, 2000, we mailed to you a proxy statement/prospectus relating to a special meeting of stockholders of NFO Worldwide, Inc. that was scheduled for April 5, 2000. The purpose of the special meeting was to consider and vote upon the proposed merger of a wholly-owned subsidiary of The Interpublic Group of Companies, Inc. with and into NFO.

         On April 3, 2000, NFO and Interpublic entered into an Amendment To The Agreement And Plan of Merger And To The Stock Option Agreement. The amendment has the effect of increasing the maximum exchange ratio for the merger from
0.5274 to 0.5503 shares of Interpublic common stock to be issued for each share of NFO common stock and lowering the average trading price of Interpublic common stock below which NFO would have the right to "walk away" from the merger from $46.40 to $44.88. These changes seek to assure that you will receive a fraction of a share of Interpublic common stock with a value of $26, based on the average trading price during the prescribed period ending shortly before the merger, for each of your NFO shares if the average trading price of Interpublic common stock is $47.25, which was the closing price per share of Interpublic common stock on March 31, 2000, or more, up to $66.70. In addition, NFO and Interpublic agreed as part of the amendment to increase the termination fee payable to Interpublic under the merger agreement from $25 million to $30 million.

         Interpublic shares are traded on the New York Stock Exchange under the symbol "IPG." NFO shares are traded on the New York Stock Exchange under the symbol "NFO." On April 6, 2000, the last full trading day prior to the date of this letter, Interpublic common stock closed at $48.25 per share and NFO common stock closed at $25.69 per share. If $48.25 were the applicable average trading price, then you would receive a fraction of a share of Interpublic common stock with a value of $26.00, based on the average trading price, for each of your shares of NFO common stock.

         We are enclosing a supplement to the proxy statement/prospectus previously mailed to you on March 3, 2000. The supplement provides you with a summary of the amendment to the merger agreement and the option agreement. The amendment is also attached to the supplement as Annex S-A.

         Our board of directors continues to recommend that you vote in favor of the adoption of the merger agreement, as amended.

         We cannot complete the merger without the approval of NFO stockholders who hold a majority of the NFO common stock.

         If you were a stockholder of record on March 2, 2000, you may vote at the reconvened meeting, which will be held on:

                  April 18, 2000
                  10:00 A.M. local time
                  Paul, Weiss, Rifkind, Wharton & Garrison
                  1285 Avenue of the Americas
                  New York, New York  10019-6064

         We have enclosed a proxy card with the supplement. If you already have delivered a properly executed proxy, you do not need to do anything unless you wish to change your vote. If you have not previously voted or if you wish to revoke or change your vote, please complete, date, sign and return the enclosed proxy card.

         Thank you for your continuing support.

                                            Very truly yours,

                                            /s/ WILLIAM E. LIPNER

                                            William E. Lipner
                                            Chairman of the Board, Chief
                                            Executive Officer and President

--------------------------------------------------------------------------------
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Interpublic common stock to be issued in the merger or determined that this document is accurate or adequate. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

This supplement is dated April 7, 2000 and is first being mailed to stockholders on or about April o, 2000.

                                TABLE OF CONTENTS

                                                                          Page
INTRODUCTION ............................................................. S-1
QUESTIONS & ANSWERS ABOUT THE MERGER ..................................... S-1
SUMMARY OF THE AMENDMENT ................................................. S-4
     Amendment of the Merger Agreement.................................... S-4
     Amendment of the Stock Option Agreement.............................. S-5
BACKGROUND OF AMENDMENT .................................................. S-6
RECOMMENDATION OF THE NFO BOARD .......................................... S-8
SELECTED FINANCIAL DATA................................................... S-9
     Selected Historical Financial Data of Interpublic.................... S-9
     Selected Historical Financial Data of NFO............................ S-11
     Selected Unaudited Pro Forma Combined Condensed Financial Data....... S-13
UNAUDITED COMPARATIVE PER SHARE DATA...................................... S-15
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL
     INFORMATION.......................................................... S-17
LEGAL OPINION............................................................. S-23
EXPERTS .................................................................. S-23
WHERE YOU CAN FIND MORE INFORMATION ...................................... S-24
ANNEX S-A--Amendment To The Agreement And Plan Of Merger
  And To The Stock Option Agreement ...................................... S-A-1
ANNEX S-B--Annual Report On Form 10-K Of NFO For Fiscal
  Year Ending December 31, 1999 .......................................... S-B-1

                                  INTRODUCTION

Except as described in this supplement, the information we provided in the proxy statement/prospectus that we previously mailed to you continues to apply. This supplement should be read in conjunction with the proxy statement/prospectus. The Registration Statement, as filed on March 3, 2000, that contains the proxy statement/prospectus is incorporated in this supplement by reference. To the extent information in this supplement differs from or conflicts with information contained in the proxy statement/prospectus, this supplement supersedes and replaces the information in the proxy statement/prospectus. If you need another copy of the proxy statement/prospectus or this supplement, please call our proxy solicitors, D.F. King & Co., Inc., (212) 269-5550 (call collect) or (800) 829-6554 (call toll free).

                      QUESTIONS & ANSWERS ABOUT THE MERGER

Q.   What has changed in the merger agreement?

A: Under the merger agreement before the amendment, if the average trading price of shares of Interpublic common stock during a specified period ending shortly before the merger were $49.30 or more, up to $66.70, for each share of your NFO common stock you would have received a fraction of a share of Interpublic common stock, ranging from 0.3898 to 0.5274, and having a value, based on the average trading price, of $26.00. The amendment has the effect of lowering the bottom of this "collar" range from $49.30 to $47.25 and thereby increasing the maximum number of shares of Interpublic common stock that you may receive in the merger from 0.5274 to
     0.5503 for each of your shares of NFO common stock. As a result, you will now receive a fraction of a share of Interpublic common stock with a value of $26.00, based on the average trading price, if the average trading price is $47.25 or more, up to $66.70.

     In addition, before the amendment, if the average trading price were below $49.30, but at or above $46.40, then you would have received 0.5274 of a share of Interpublic common stock, which would have had a value, based on the average trading price, of less than $26.00, for each share of your NFO common stock. As a result of the amendment, if the average trading price is below $47.25, but at or above $44.88, you will receive the fixed exchange ratio of 0.5503 of a share of Interpublic common stock for each share of your NFO common stock. At any point within this range of average trading prices below $47.25, you will receive a fraction of a share of Interpublic common stock with a value of less than $26.00, based on the average trading price, for each share of your NFO common stock.

     Under the merger agreement before the amendment, if the average trading price were less than $46.40, NFO would have had the right to "walk away" and call off the merger, unless Interpublic elected to adjust the exchange ratio to assure that you would have received a fraction of a share of Interpublic common stock with a value, based on the average trading price, of $26.00. Under the amendment, this right will be available to NFO only if the average trading price is below $44.88.

     The following chart summarizes the revised terms of the amendment:


                                  Fraction of a share of       Value, based on average trading
 Average trading price of      Interpublic common stock you    price, of shares of Interpublic
  shares of Interpublic           receive for each share         common stock you receive for
      common stock                  of NFO common stock         each share of NFO common stock
---------------------------    ----------------------------    -------------------------------
more than $66.70               0.3898                          more than $26.00

$47.25 to $66.70               $26.00 divided by the average   $26.00
                               trading price

less than $47.25, but at or    0.5503                          less than $26.00
above $44.88

less than 44.88                0.5503*                         less than $26.00*

---------------
    * If the average trading price is less than $44.88, then NFO will have the right to call off the merger, unless Interpublic elects to adjust the exchange ratio to assure that you will receive a fraction of a share of Interpublic common stock with a value, based on the average trading price, of $26.00 for each of your shares of NFO common stock. If NFO elects not to exercise this right, then you will receive 0.5503 of a share of Interpublic common stock for each share of your NFO common stock.

         Finally, under the amendment, if Interpublic becomes entitled to receive a termination fee as contemplated under the original merger agreement, the amount to be paid to Interpublic has been increased from $25 million to $30 million.

Q:   What has changed in the Stock Option Agreement?

A: Under the original stock option agreement, an "Exercise Termination Event," or the date on which the option would no longer be exercisable by Interpublic, would occur upon the occurrence of, among other items specified on page B-2 of the proxy statement/ prospectus, the receipt by Interpublic of the $25 million termination fee. Under the amendment, this definition has been changed to reflect the increase to $30 million of the termination fee payable as a result of the amendment to the merger agreement.

     Under the original stock option agreement, Interpublic's potential "total profit" to be realized from the option granted under the option agreement was limited to $27.5 million. Under the amendment, the cap on the profit potentially realizable under the stock option agreement has been increased to $32.5 million.

Q:   Has the record date for the NFO special meeting changed?

A:   No. The record date for the meeting continues to be March 2, 2000.

Q:   What do I need to do now?

A: First, carefully read this document. If you already have delivered a properly executed proxy, you do not need to do anything unless you wish to change your vote. If you are a registered holder and you have not already delivered a properly executed proxy, or wish to change your vote, please complete, sign and date the enclosed proxy card and return it in the accompanying prepaid envelope or submit via facsimile a copy of both sides of your proxy card duly completed, signed and dated to 781-575-4064 to assure that your shares will be represented at the special meeting. If your shares are held in "street name" by your broker, and you have not already delivered a properly executed proxy, or wish to change your vote, please instruct your broker in the manner described on page 1 of the proxy statement/prospectus mailed to you on March 3, 2000.

Q:   What do I do if I want to change my vote?

A:   You can change your vote by:

     o following the procedures described on page 18 of the proxy statement/prospectus mailed to you on March 3, 2000;

     o   sending a later-dated, signed proxy card before the special meeting; or

     o   attending the meeting in person and voting.

Q:   When will the merger be completed?

A: Interpublic and NFO are working toward completing the merger as soon as possible, and expect to complete it shortly after the reconvened NFO special meeting if stockholders approve the merger proposal.

                       WHO CAN HELP ANSWER YOUR QUESTIONS

If you have more questions about the merger after reading this document, you should contact:

NFO Worldwide, Inc.                    or      D.F. King & Co., Inc.
2 Pickwick Plaza                               77 Water Street
Greenwich, CT  06830                           New York, NY  10005
Attn:  Investor Relations                      Banks and Brokers call collect:
Telephone: (203) 618-8505                      (212) 269-5550
E-mail:  Investors@NFOW.com                    All others call toll free:
                                               (800) 829-6554

                  SUMMARY OF AMENDMENT TO THE MERGER AGREEMENT
                           AND STOCK OPTION AGREEMENT

         Amendment To Merger Agreement

         The following is a summary of the changes to the original merger agreement effected by the amendment:

         Modification of Collar Range. Under the original merger agreement, if the average trading price of shares of Interpublic common stock during a specified period ending shortly before the merger were $49.30 or more, up to $66.70, for each share of your NFO common stock you would have been entitled to receive a fraction of a share of Interpublic common stock, ranging from 0.3898 to 0.5274, and having a value, based on the average trading price, of $26.00. Under the amendment, the bottom of this trading range, or $49.30, has been reduced to $47.25. As a result, the upper-end of the exchange ratio range has been increased to 0.5503 of a share of Interpublic common stock. You are now assured of receiving a fraction of a share of Interpublic common stock with a value of $26.00, based on the average trading price, if the average trading price is $47.25 or more, up to $66.70.

         Under the original merger agreement, if the average trading price of shares of Interpublic common stock during the specified period were below $49.30 but at or above $46.40, for each share of your NFO common stock you would have been entitled to receive 0.5274 of a share of Interpublic common stock. This number of shares of Interpublic common stock would have provided you with less than $26.00 in value, based on the average trading price, for each of your shares of NFO common stock. The amendment changes this fixed exchange ratio range of average trading prices. As a result of the amendment, if the average trading price of shares of Interpublic common stock is below $47.25, but at or above $44.88, then the fraction of a share of Interpublic common stock that you will receive for each of your shares of NFO common stock will be fixed at 0.5503, which will have a value, based on the average trading price, of less than $26.00.

         Reduction in "Walk Away" Price. Under the original merger agreement, if the average trading price of shares of Interpublic common stock during the specified period were below $46.40, NFO had the right to notify Interpublic of its intention to "walk away" and terminate the merger agreement. In response to this notice, Interpublic had the option either to allow the agreement to be terminated or to "top up" its offer by assuring that the number of shares of Interpublic common stock you would receive in the merger for each of your shares of NFO common stock would have a value, based on the average trading price, of $26.00. Under the amendment, the average trading price at which NFO would be entitled to exercise its "walk away" right has been reduced to $44.88. As a result, unlike the original merger agreement, if the average trading price is below $46.40 but at or above $44.88, NFO will not be entitled to exercise its right to terminate the merger agreement.

         Increase in the Termination Fee. Under the original merger agreement, Interpublic would be entitled to receive $25 million from NFO if the merger agreement were terminated under the circumstances described on page 46 of the proxy statement/prospectus. Under the amendment, the amount payable by NFO to Interpublic if the agreement is terminated in these circumstances has been increased to $30 million.

         Amendment To The Stock Option Agreement

         Amendment to the Definition of Exercise Termination Event. Under the original stock option agreement, an "Exercise Termination Event," or the date on which the option would no longer be exercisable by Interpublic, would occur upon the occurrence of, among other items specified on page B-2 of the proxy statement/prospectus, the receipt by Interpublic of the $25 million termination fee. Under the amendment, this definition has been changed to reflect the increase to $30 million of the termination fee payable as a result of the amendment to the merger agreement.

         Modification of Limitation on Profit. Under the original stock option agreement, Interpublic's potential "total profit" to be realized from the option granted under the option agreement was limited to $27.5 million. Under the amendment, this amount has been increased to $32.5 million.

         A copy of the Amendment To The Agreement And Plan Of Merger And To The Stock Option Agreement is attached to this document as Annex S-A. You should read the amendment in its entirety.

                             BACKGROUND OF AMENDMENT

         March 28, 2000. NFO received an unsolicited bona fide written acquisition proposal from a third party to purchase all of the outstanding shares of NFO common stock for $27.00 per share in cash. Conditions to the third party's proposal included, among other things, receipt of the approval of a majority of its shareholders. NFO, as required by the merger agreement, sent a copy of the written proposal to Interpublic for its review.

         March 29, 2000. The NFO Board of Directors held a special meeting to determine whether the proposal constituted a "Superior Proposal," as that term is defined in the merger agreement. After a full discussion and after considering the advice of its independent legal counsel, Paul, Weiss, Rifkind, Wharton & Garrison, and the written opinion of its financial advisor, Greenhill & Co., LLC, the NFO Board, in accordance with the terms of the merger agreement, determined that the written acquisition proposal, due in part to the fact that the recent trading price of Interpublic common stock implied that the value to be received by NFO stockholders in the merger would be less than $26 per share, constituted a "Superior Proposal," as set out in the merger agreement. Accordingly, the Board directed its officers, its legal counsel, Paul, Weiss, Rifkind, Wharton & Garrison, and its financial advisor, Greenhill & Co., LLC, to enter into discussions with the third party. As required by the merger agreement, Interpublic was notified of the NFO Board's determination and of its intention to avail itself of its rights under the merger agreement to enter into discussions with the third party. NFO and its legal and financial advisors began preliminary discussions with the third party.

         March 30 through April 2, 2000. The NFO Board convened a special meeting on each day. At each of the meetings, representatives of Paul, Weiss, Rifkind, Wharton & Garrison and of Greenhill & Co., LLC updated the NFO Board on the status of discussions with both the third party and Interpublic. Throughout this period, NFO's representatives continued their discussions with the third party, Interpublic and their respective representatives in an effort to improve proposals received from each party, and in the case of the third party, to seek to eliminate conditions contained in its proposal that gave the NFO Board concern over the certainty of closing a deal with the third party.

         April 3, 2000. The NFO Board convened at 9:00 am in order to receive an update on the discussions with each party. Representatives of Greenhill & Co., LLC informed the NFO Board that Interpublic had proposed, among other things, to lower the bottom range of the "collar" to $47.25 (the closing price per share of Interpublic common stock on Friday, March 31, 2000). This proposal would assure that NFO stockholders would receive at least $26.00 in value, based on the average trading price, for each of their shares of NFO common stock if the average trading price of Interpublic common stock were below $49.30 but at or above $47.25. The representatives of Greenhill & Co., LLC further informed the NFO Board that the proposal would also require a corresponding reduction in the average trading price at which NFO would be entitled to "walk away" from the merger agreement. Representatives of Greenhill & Co., LLC also informed the NFO Board that Interpublic had requested that, in exchange for these price changes, the termination fee be increased from $25 million to $30 million. The NFO Board then determined that, unless the third party increased both its price and the certainty of closing the proposed transaction, the NFO Board would determine that the Interpublic revised offer was "superior."

         William E. Lipner, Chairman of NFO, met with a principal of the third party to determine if the third party could alter its proposal in a manner that would allow the NFO Board to conclude that its offer was "superior" to the revised offer by Interpublic. The third party raised its offer to $27.50 in cash. The NFO Board then reconvened at 2:30 pm to receive an update. Mr. Lipner informed the NFO Board that the third party was prepared to offer $27.50 in cash but that it was not prepared to make any other significant alterations to its proposal. The NFO Board, after hearing Mr. Lipner's report, and after considering the advice of its legal and financial advisors, concluded that the Interpublic revised offer was "superior" and directed NFO to enter into an amendment to the merger agreement with Interpublic on the terms presented. NFO and Interpublic then entered into the amendment described in this supplement.

         The NFO Board reconvened for a final time at 9:00 pm in order to receive a final update, at which meeting they were informed that the amendment had been executed.

         April 4, 2000. NFO issued a press release that it had entered into an amendment to the merger agreement with Interpublic and that it had received an unsolicited offer that the NFO Board had determined was not "superior" to the amended merger agreement.

         To date, there have been no further contacts from the third party that submitted the acquisition proposal or any other person regarding an acquisition proposal.

                         RECOMMENDATION OF THE NFO BOARD

         The NFO Board has reexamined and reconsidered the matters described in "The Background of the Merger -- Recommendation of the NFO Board" at page 24 of the proxy statement/prospectus. It further considered the adjustment to the collar range, its "walk away" price and the increase in the termination fee under the terms of the amendment.

         The NFO Board unanimously reaffirms its view that the merger is in the best interests of NFO and its stockholders and recommends that NFO stockholders vote for the proposal to approve and adopt the amended merger agreement.

                             SELECTED FINANCIAL DATA

         Selected Historical Financial Data of Interpublic

         The following selected consolidated financial data as at and for each of the five fiscal years in the period ended December 31, 1999 have been derived from the audited consolidated financial statements of Interpublic. The report of PricewaterhouseCoopers LLP, independent accountants, on the financial statements, as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, is included in Interpublic's Annual Report on Form 10-K for the year ended December 31, 1999, incorporated in this document by reference. The PricewaterhouseCoopers LLP report on the financial statements is based in part on the report of other independent accountants. You should read the selected consolidated financial data in conjunction with the financial statements and the notes to the financial statements for Interpublic included in its Annual Report on Form 10-K for the year ended December 31, 1999. See "Where You Can Find More Information" on page S-24 to learn how you can obtain these reports. We have adjusted all per share amounts to reflect Interpublic's two-for-one stock split on July 15, 1999 effected in the form of a stock dividend. In addition, we have restated all periods before 1998 to reflect the effect of acquisitions accounted for as poolings of interests.

                                                          As At and For the Year Ended December 31,
                                           -----------------------------------------------------------------------
                                               1995           1996           1997           1998           1999
                                           -----------    -----------    -----------    -----------    -----------
Operating Data
  Gross Income............................ $ 2,606,467    $ 2,983,899    $ 3,482,384    $ 3,968,728    $ 4,561,518
  Operating Expenses......................   2,257,138      2,558,336      2,988,532      3,347,158      3,825,856
  Restructuring charge....................          --             --             --             --         84,183
  Write-down of goodwill and other
     related assets.......................      38,687             --             --             --             --
  Special compensation charge.............          --             --         32,229             --             --
  Provision for income taxes..............     126,537        156,783        186,246        232,005        236,339
  Net income.............................. $   134,311    $   214,619    $   200,378    $   309,905    $   321,921
Per Share Data
  Basic Net Income per share.............. $      0.53    $      0.82    $      0.77    $      1.14    $      1.15
  Weighted-average shares - basic.........     255,605        260,595        260,500        270,970        278,923
  Diluted Net Income per share............ $      0.51    $      0.80    $      0.74    $      1.10    $      1.11
  Weighted-average shares - diluted.......     263,609        277,178        277,619        281,051        289,548
Financial Position
  Working capital......................... $    79,380    $   101,191    $   175,266    $    70,298    $   130,915
  Total assets............................   4,631,912      5,119,927      5,983,443      6,942,823      8,727,255
  Long-term debt..........................     361,945        418,618        519,036        506,618        867,262

Selected Historical Financial Data of NFO

         The following selected consolidated financial data as at and for each of the five fiscal years in the period ended December 31, 1999 have been derived from the audited consolidated financial statements of NFO. The report of Arthur Andersen LLP, independent public accountants, as of December 31, 1999 and 1998 and for each of the years in the three year period ended December 31, 1999 is included in the audited consolidated financial statements of NFO contained in Annex S-B to this supplement. You should read the selected consolidated financial data in conjunction with the audited consolidated financial statements and the notes to these financial statements of NFO included in Annex S-B to this supplement and of Infratest Burke included in Annex E to the proxy statement/prospectus.

                            Income Statement Data(2)
          (thousands of U.S. dollars, except share and per share data)


                                                                   Years ended December 31,
                                             ----------------------------------------------------------------------
                                                1995           1996           1997           1998          1999(3)
                                             ----------     ----------     ----------     ----------     ----------
Revenues..................................   $  113,095     $  154,943     $  190,229     $  275,351     $  457,198
Operating Income..........................       16,469         21,377         23,275         29,328         13,046
Income before provision for income taxes
   and Minority Interest..................       16,797         21,021         22,406         25,357          1,183
Net Income (Loss).........................   $    9,159     $   10,616     $   12,505     $   14,490     $   (6,170)
Basic and diluted earnings per share(1)
Basic earnings per share..................         0.49           0.53           0.62           0.68           (.28)
Diluted earnings per share................         0.48           0.51           0.60           0.67           (.28)
Weighted average basic shares.............       18,716         19,911         20,265         21,154         22,006
Weighted average diluted shares...........       19,193         20,746         20,832         21,704         22,006


                              Balance Sheet Data(2)
                           (thousands of U.S. dollars)

                                                            As at December 31,
                                     --------------------------------------------------------------
                                        1995         1996         1997         1998         1999
                                     ----------   ----------   ----------   ----------   ----------
Working capital..................... $   15,681   $   19,650   $   28,464   $   31,915   $   34,103
Total assets........................     86,781      125,443      170,274      451,798      426,062
Total debt..........................      2,664        5,300       25,169      191,053      175,857
Stockholders' equity................     51,226       74,397       96,724      121,763      124,252


------------

(1) For comparability, the basic and diluted earnings per share reflect the 3-for-2 stock splits effected on October 15, 1997 and February 5, 1996.

(2) The above tables have been prepared to give retroactive effect to the mergers with Prognostics on April 1, 1997, and The MBL Group Plc on July 11, 1997, both of which were accounted for using the pooling of interests method.

(3) Includes pretax special charges of $21.7 million, primarily to write-off the intangible assets associated with NFO's financial services businesses, which have been deemed to be permanently impaired. Special charges after tax aggregated $17.8 million, or ($.80) per diluted share.

Selected Unaudited Pro Forma Combined Condensed Financial Data

         The following selected unaudited pro forma combined condensed financial data gives effect to the merger as if it had occurred at the dates and at the commencement of the periods indicated using the pooling of interests method of accounting for business combinations and assuming an exchange ratio of 0.5503.

         This presentation is based on the assumption that either the applicable average trading price will be between $44.88 and $47.25 or it will be below the $44.88 price, at which NFO can deliver a notice to call off the merger, and NFO will not have delivered that notice. On April 6, 2000, the closing price per share of Interpublic common stock on the New York Stock Exchange was $48.25. If that closing price were the applicable average trading price, then you would receive a fraction of a share of Interpublic common stock with a value, based on the average trading price, of $26.00 for each of your shares of NFO common stock.

         The following data does not give pro forma effect to the acquisition by NFO of Infratest Burke in November 1998.

         You should read the information presented below in conjunction with the financial statements and the notes to the financial statements for Interpublic included in Interpublic's Annual Report on Form 10-K for the year ended December 31, 1999, which we have incorporated into this document by reference, and the financial statements and the notes to the financial statements for NFO and Infratest Burke that we have included in Annex S-B to this supplement and in Annex E to the proxy statement/prospectus. See "Where You Can Find More Information" on page S-24 to learn how to obtain these reports of Interpublic. In addition, you should read the information presented below in conjunction with the unaudited pro forma combined condensed financial information and the notes to that information included in this document beginning on page S-17.

         The pro forma information below, while helpful in illustrating the financial characteristics of the combination of Interpublic and NFO under one set of assumptions, does not attempt to predict or suggest future results. Moreover, the pro forma information below does not attempt to show what the financial condition or the results of operations of the combined company would have been if the merger had occurred at the dates indicated below or at the commencement of the periods indicated below.

                                                              As At and for the Year Ended December 31,
                                             -----------------------------------------------------------------------------
                                                1995            1996             1997             1998             1999
                                             -----------     -----------      -----------      -----------     -----------
                                                     (Thousands of U.S. Dollars, Except Share and Per Share Data)
Operating Data
  Gross Income............................   $ 2,719,562     $ 3,138,842      $ 3,672,613      $ 4,244,079     $ 5,018,716
  Operating Expenses......................     2,353,764       2,691,902        3,155,486        3,593,181       4,270,008
  Restructuring charge....................            --              --               --               --          84,183
  Write-down of goodwill and other
     related assets.......................        38,687              --               --               --              --
  Special compensation charge.............            --              --           32,229               --              --
  Provision for income taxes..............       132,709         165,766          195,141          242,494         243,126
  Net income..............................   $   143,470     $   225,235      $   212,883      $   324,395     $   315,751
Per Share Data
  Basic Net Income per share..............   $      0.54     $      0.83      $      0.78      $      1.15     $      1.08
  Weighted-average shares - basic.........       265,904         271,552          271,652          282,612         291,033
  Diluted Net Income per share............   $      0.52     $      0.78      $      0.74      $      1.11     $      1.05
  Weighted-average shares - diluted.......       274,171         288,595          288,633          292,995         301,658
Financial Position
  Working capital.........................   $   117,514     $   148,458      $   244,831      $   150,508     $   165,018
  Total assets............................     4,718,693       5,245,370        6,153,717        7,394,621       9,153,317
  Long-term debt..........................       364,609         423,918          543,859          697,275       1,042,673

                      UNAUDITED COMPARATIVE PER SHARE DATA

         The following table sets forth unaudited historical per share financial information as at and for each of the three fiscal years in the period ended December 31, 1999 relating to the outstanding shares of Interpublic common stock and outstanding shares of NFO common stock. The following table also sets forth unaudited pro forma per share data for Interpublic that gives effect to the merger as if it had occurred at the dates and at the commencement of the years indicated using the pooling of interests method of accounting for business combinations and assuming an exchange ratio of 0.5503.

         This presentation is based on the assumption that either the applicable average trading price will be between $44.88 and $47.25 or it will be below the $44.88 price, at which NFO can deliver a notice to call off the merger, and NFO will not have delivered that notice. On April 6, 2000, the closing price per share of Interpublic common stock on the New York Stock Exchange was $48.25. If that closing price were the applicable average trading price, then you would receive a fraction of a share of Interpublic common stock with a value, based on the average trading price, of $26.00 for each of your shares of NFO common stock.

         The following pro forma per share data for Interpublic does not give pro forma effect to the acquisition by NFO of Infratest Burke in November 1998. The NFO pro forma equivalent per share information gives effect to the merger from the perspective of the owner of NFO common stock by multiplying the pro forma per share information of the combined company by the assumed exchange ratio.

         You should read the information presented below in conjunction with the financial statements and the notes to the financial statements for Interpublic included in Interpublic's Annual Report on Form 10-K for the year ended December 31, 1999, which we have incorporated into this document by reference, and the financial statements and the notes to the financial statements for NFO and Infratest Burke that we have included in Annex S-B to this supplement and in Annex E to the proxy statement/prospectus. See "Where You Can Find More Information" on page S-24 to learn how to obtain these reports of Interpublic. In addition, you should read the information presented below in conjunction with the unaudited pro forma combined condensed financial information and the notes to that information included in this document beginning on page S-17.

         The pro forma information below, while helpful in illustrating the financial characteristics of the combination of Interpublic and NFO under one set of assumptions, does not attempt to predict or suggest future results. Moreover, the pro forma information below does not attempt to show what the financial condition or the results of operations of the combined company would have been if the merger had occurred at the dates indicated below or at the commencement of the periods indicated below.

         We have adjusted Interpublic's per share amounts to reflect Interpublic's two-for-one stock split on July 15, 1999 effected in the form of a stock dividend. In addition, for Interpublic, we have restated all periods before 1998 to reflect the effect of acquisitions by Interpublic accounted for as poolings of interests. We have adjusted NFO's per share amounts to reflect the 3-for-2 stock split effected on October 15, 1997. In addition, for NFO, we have restated all periods before 1998 to give effect to the mergers with Prognostics on April 1, 1997 and MBL Group Plc. on July 11, 1997, both of which were accounted for as poolings of interests.

                                                        As at and for the Year
                                                          Ended December 31,
                                                    ----------------------------
                                                     1997       1998       1999
                                                    ------     ------     ------
INTERPUBLIC COMMON STOCK--HISTORICAL
Net earnings per share, basic....................... $0.77     $1.14      $1.15
Net earnings per share, diluted.....................  0.75      1.10       1.11
Cash dividends per share............................  0.25      0.29       0.33
Book value per share at period end..................  3.70      4.54       5.66

NFO COMMON STOCK--HISTORICAL
Net earnings per share, basic....................... $0.62     $0.68     $(0.28)
Net earnings per share, diluted.....................  0.60      0.67      (0.28)
Cash dividends per share............................  0.00      0.00       0.00
Book value per share at period end..................  4.67      5.69       5.56

INTERPUBLIC COMMON STOCK--PRO FORMA
Net earnings per share, basic....................... $0.78     $1.15      $1.08
Net earnings per share, diluted.....................  0.74      1.11       1.05
Cash dividends per share............................  0.25      0.29       0.33
Book value per share at period end..................  3.75      4.57       5.66

NFO COMMON STOCK--PRO FORMA EQUIVALENT
Net earnings per share, basic....................... $0.43     $0.63      $0.59
Net earnings per share, diluted.....................  0.41      0.61       0.58
Cash dividends per share............................  0.14      0.16       0.18
Book value per share at period end..................  2.06      2.51       3.11

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

         The following unaudited pro forma combined condensed financial statements assume a business combination between Interpublic and NFO accounted for as a pooling of interests and are based on each company's historical audited consolidated financial statements and the notes to those statements.

         The following unaudited pro forma combined condensed balance sheet as of December 31, 1999 is based on the historical financial statements of Interpublic and NFO as at December 31, 1999 after giving effect to the merger as if it had occurred on December 31, 1999.

         The following unaudited pro forma combined condensed statements of income for each of the years ended December 31, 1997, 1998 and 1999 are based on the historical financial statements of Interpublic and NFO for those years after giving effect to the merger as if it had occurred on January 1, 1997.

         You should read the information presented below in conjunction with the financial statements and the notes to the financial statements for Interpublic included in Interpublic's Annual Report on Form 10-K for the year ended December 31, 1999, which we have incorporated into this document by reference, and the financial statements and the notes to the financial statements for NFO and Infratest Burke that we have included in Annex S-B to this supplement and in Annex E to the proxy statement/prospectus. See "Where You Can Find More Information" on page S-24 to learn how to obtain these reports of Interpublic. In addition, you should read the information presented below in conjunction with the accompanying notes below.

         The pro forma information below, while helpful in illustrating the financial characteristics of the combination of Interpublic and NFO under one set of assumptions, does not attempt to predict or suggest future results. Moreover, the pro forma information below does not attempt to show what the financial condition or the results of operations of the combined company would have been if the merger had occurred at the dates indicated below or at the commencement of the periods indicated below.

           Unaudited Pro Forma Combined Condensed Statements of Income
                      For the Year Ended December 31, 1997
              (Thousands of U.S. Dollars, Except Per Share Amounts)

                                               Interpublic         NFO       Pro Forma      Pro Forma
                                                Historical     Historical   Adjustments     Combined
                                               -----------     ----------   -----------     ----------
Revenue........................................ $3,352,776    $   190,229   $        --    $ 3,543,005
Other income, net..............................    129,608             --            --        129,608
                                                ----------    -----------   -----------    -----------
    Gross Income...............................  3,482,384        190,229            --      3,672,613
                                                ----------    -----------   -----------    -----------
Costs and expenses:
  Salaries and related expenses................  1,913,356         83,357            --      1,996,713
  Office and general expenses..................  1,132,969         84,266            --      1,217,235
  Special compensation charges.................     32,229             --            --         32,229
                                                ----------    -----------   -----------    -----------
Total costs and expenses.......................  3,078,554        167,623            --      3,246,177
                                                ----------    -----------   -----------    -----------
Equity interest in net loss of affiliated
  companies and other expenses.................         --            200          (200)            --
                                                ----------    -----------   -----------    -----------
Income before provision for income taxes.......    403,830         22,406           200        426,436
Provision for income taxes.....................    186,246          8,895            --        195,141
                                                ----------    -----------   -----------    -----------
Income of consolidated companies...............    217,584         13,511           200        231,295
Income applicable to minority interests........    (23,754)        (1,006)           --        (24,760)
Equity in net income of unconsolidated
  affiliates...................................      6,548             --          (200)         6,348
                                                ----------    -----------   -----------    -----------
Net income..................................... $  200,378    $    12,505   $        --    $   212,883
                                                 =========     ==========    ==========     ==========
Weighted average shares outstanding--basic.....    260,500         20,265            --        271,652 (2)
Weighted average shares outstanding--dilutive..    277,619         20,832            --        289,083
Earnings per share--basic......................       0.77          0.62            --           0.78
Earnings per share--dilutive...................       0.74          0.60            --           0.74


         See accompanying notes to unaudited pro forma combined condensed financial information.

           Unaudited Pro Forma Combined Condensed Statements Of Income
                      For The Year Ended December 31, 1998
              (Thousands Of U.S. Dollars, Except Per Share Amounts)


                                                     Interpublic                       Pro Forma         Pro Forma
                                                     Historical     NFO Historical   Adjustments(1)      Combined
                                                     ----------     --------------   --------------      --------
Revenue                                             $ 3,844,340      $   275,351     $           --    $ 4,119,691
Other income, net                                       124,388               --                 --        124,388
                                                    -----------      -----------     --------------    -----------
Gross Income                                          3,968,728          275,351                 --      4,244,079
                                                    -----------      -----------     --------------    -----------
Costs and expenses:
  Salaries and related expenses                       2,167,931          127,006                 --      2,294,937
  Office and general expenses                         1,237,926          122,767                 --      1,360,693
                                                    -----------      -----------     --------------    -----------
Total costs and expenses                              3,405,857          249,773                 --      3,655,630
                                                    -----------      -----------     --------------    -----------
Equity interest in net loss of affiliated

   companies and other expenses                              --              221               (221)            --
                                                    -----------      -----------     --------------    -----------
Income before provision for income taxes                562,871           25,357                221        588,449
Provision for income taxes                              232,005           10,489                           242,494
                                                    -----------      -----------     --------------    -----------
Income of consolidated companies                        330,866           14,868                221        345,955
Income applicable to minority interests                 (28,125)            (378)                --        (28,503)
Equity in net income of unconsolidated affiliates         7,164               --               (221)         6,943
                                                    -----------      -----------     --------------    -----------
Net income                                          $   309,905      $    14,490     $           --    $   324,395
                                                    ===========      ===========     ==============    ===========
Weighted average shares outstanding -- basic            270,971           21,154                 --        282,612(2)
Weighted average shares outstanding -- diluted          281,051           21,704                 --        292,995
Earnings per share -- Basic                                1.14             0.68                 --           1.15
Earnings per share -- Diluted                              1.10             0.67                 --           1.11


         See accompanying notes to unaudited pro forma combined condensed financial information.

                Unaudited Pro Forma Combined Condensed Statements
                   Of Income For Year Ended December 31, 1999
              (Thousands Of U.S. Dollars, Except Per Share Amounts)

                                                     Interpublic                      Pro Forma        Pro Forma
                                                     Historical    NFO Historical  Adjustments(1)       Combined
                                                     ----------    --------------  --------------       --------
Revenue........................................      $  4,427,303   $    457,198    $         --     $  4,884,501
Other income, net..............................           134,215             --              --          134,215
                                                     ------------   ------------    ------------     ------------
    Gross Income...............................         4,561,518        457,198              --        5,018,716
                                                     ------------   ------------    ------------     ------------
Costs and expenses:
    Salaries and related expenses..............         2,503,273        239,661              --        2,742,934
    Office and general expenses................         1,389,005        218,575              --        1,607,580
    Restructuring charges......................            84,183             --              --           84,183
                                                     ------------  -------------   -------------     ------------
        Total costs and expenses...............         3,976,461        458,236              --        4,434,697
                                                     ------------   ------------    ------------     ------------
Equity interest in net (income) loss of

  affiliated companies and other expenses......                --         (2,221)          2,221               --
                                                     ------------   ------------    ------------     ------------
Income before provision for income taxes.......           585,057          1,183          (2,221)         584,019
Provision for income taxes.....................           236,339          6,787              --          243,126
                                                     ------------   ------------    ------------     ------------
Income of consolidated companies...............           348,718         (5,604)         (2,221)         340,893
Income applicable to minority interests........           (33,426)          (566)             --          (33,992)
Equity in net income of unconsolidated affiliates           6,629             --           2,221            8,850
                                                     ------------   ------------    ------------     ------------
Net income.....................................      $    321,921   $     (6,170)   $         --     $    315,751
                                                     ============   ============    ============     ============
Weighted average shares outstanding--basic.....           278,923         22,006              --          291,033 (2)
Weighted average shares outstanding--diluted...           289,548         22,006              --          301,658
Earnings per share--basic......................              1.15          (0.28)             --             1.08
Earnings per share--diluted....................              1.11          (0.28)             --             1.05

         See accompanying notes to unaudited pro forma combined condensed financial information.

              Unaudited Pro Forma Combined Condensed Balance Sheet
                              At December 31, 1999
                           (Thousands of U.S. Dollars)

                                                      Interpublic                         Pro Forma        Pro Forma
                                                      Historical      NFO Historical   Adjustments(1)       Combined
                                                      ----------      --------------   --------------       --------
Assets
Current Assets
  Cash and cash equivalents....................       $   981,448      $    20,062       $        --      $ 1,001,510
  Marketable securities........................            36,765               --                --           36,765
  Receivables..................................         4,309,589           90,052                --        4,399,641
  Expenditures billable to clients.............           309,059           23,774                --          332,833
  Prepaid expenses and other current assets....           130,983           14,913                --          145,896
                                                      -----------      -----------       -----------      -----------

Total current Assets...........................         5,767,844          148,801                --        5,916,645
                                                      -----------      -----------       -----------      -----------
Property and equipment, net....................           534,323           48,364                --          582,687
Intangible assets..............................         1,657,488          212,484                --        1,869,972
Other assets...................................           767,600           16,413                --          784,013
                                                      -----------      -----------       -----------      -----------
Total Assets...................................       $ 8,727,255      $   426,062       $        --      $ 9,153,317
                                                      ===========      ===========       ===========      ===========
Current Liabilities

  Payable to banks.............................           261,951      $       446       $        --      $   262,397
  Accounts payable.............................         4,541,669           20,467                --        4,562,136
  Accrued expenses and deferred income.........           675,596           91,014            10,000          776,610
  Accrued income taxes.........................           157,713            2,771                --          160,484
                                                      -----------      -----------       -----------      -----------
Total current liabilities......................       $ 5,636,929      $   114,698       $    10,000      $ 5,761,627
                                                      -----------      -----------       -----------      -----------

Long term debt.................................       $   348,772      $   175,411       $        --      $   524,183
Convertible subordinated debentures and
  notes........................................           518,490               --                --          518,490
Deferred compensation and reserve for
  termination liabilities......................           343,606               --                --          343,606
Deferred taxes on income.......................            41,429            3,690                --           45,119
Accrued post-retirement benefits...............            48,730            5,164                --           53,894
Other noncurrent liabilities...................            82,585               --                --           82,585
Minority interests in consolidated
  subsidiaries.................................            78,643            2,847                --           81,490
                                                      -----------      -----------       -----------      -----------
Total noncurrent liabilities...................       $ 1,462,255      $   187,112       $        --      $ 1,649,367
                                                      -----------      -----------       -----------      -----------
Stockholders' equity
  Common stock.................................       $    29,714      $       224       $     1,239      $    31,177
  Additional paid in capital...................           738,953           73,047            (1,239)         810,761
  Retained earnings............................         1,325,306           54,365           (10,000)       1,369,671
  Accumulated other comprehensive income.......           (76,404)          (3,384)               --          (79,788)
  Less:
  Treasury stock at cost.......................           312,463               --                --          312,463
  Unamortized expense of restricted stock

     grants....................................            77,035               --                --           77,035
                                                      -----------      -----------       -----------      -----------
Total stockholders' equity.....................         1,628,071          124,252           (10,000)       1,742,323
                                                      -----------    -------------       -----------    -------------
Total Liabilities and stockholders' equity.....       $ 8,727,255      $   426,062       $        --      $ 9,153,317
                                                      ===========      ===========       ===========      ===========


         See accompanying notes to unaudited pro forma combined condensed financial information.

                          NOTES TO UNAUDITED PRO FORMA
                    COMBINED CONDENSED FINANCIAL INFORMATION

NOTE 1:  PRO FORMA ADJUSTMENTS

o The stockholders' equity accounts of Interpublic and NFO have been adjusted to reflect the issuance of approximately 14.7 million shares of Interpublic common stock in the merger pursuant to an exchange ratio of 0.5503 shares of Interpublic common stock for each share of NFO common stock. This presentation is based on the assumption that either the applicable average trading price will be between $44.88 and $47.25 or it will be below the $44.88 price, at which NFO can deliver a notice to call off the merger, and NFO will not have delivered that notice. On April 6, 2000 the closing price per share of Interpublic common stock on the New York Stock Exchange was $48.25. If that closing price were the applicable average trading price, then you would receive a fraction of a share of Interpublic common stock with a value, based on the average trading price, of $26.00 for each of your shares of NFO common stock.

o The estimated direct costs of the merger will be approximately $10 million. The pro forma balance sheet gives effect to these direct costs as if they had been incurred as of December 31, 1999, but the pro forma combined condensed statements of income do not give effect to these expenses.

o For purposes of consistent classification, the caption "Equity interest in net (income) loss of affiliated companies and other expenses" included in NFO's statement of income has been reclassified on a basis consistent with the classification used by Interpublic.

NOTE 2:  PRO FORMA EARNINGS PER SHARE

o The pro forma earnings per share has been calculated based on the weighted average number of shares of NFO common stock adjusted to reflect an exchange ratio of 0.5503 shares of Interpublic common stock for each share of NFO common stock. This presentation is based on the assumption that either the applicable average trading price will be between $44.88 and $47.25 or it will be below the $44.88 price, at which NFO can deliver a notice to call off the merger, and NFO will not have delivered that notice. On April 6, 2000 the closing price per share of Interpublic common stock on the New York Stock Exchange was $48.25. If that closing price were the applicable average trading price, then you would receive a fraction of a share of Interpublic common stock with a value, based on the average trading price, of $26.00 for each of your shares of NFO common stock.

                                 LEGAL OPINIONS

         The validity of the shares of Interpublic common stock offered by the proxy statement/prospectus as supplemented by this document, will be passed upon for Interpublic by Nicholas J. Camera, Esq., Senior Vice-President, General Counsel and Secretary of Interpublic.

                                     EXPERTS

         The consolidated financial statements of Interpublic and its subsidiaries incorporated into this document by reference to Interpublic's Annual Report on Form 10-K for the year ended December 31, 1999, except as they relate to Hill, Holliday, Connors, Cosmopulos, Inc., as of and for the year ended December 31, 1997, and to International Public Relations plc, as of and for the year ended December 31, 1997, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The audited financial statements of Hill, Holliday, Connors, Cosmopulos, Inc., as of and for the year ended December 31, 1997, and of International Public Relations plc, as of and for the year ended December 31, 1997, each a wholly owned subsidiary of Interpublic, not presented separately in Interpublic's Annual Report on Form 10-K for the year ended December 31, 1999, have been audited by Ernst & Young LLP and Ernst & Young, respectively, independent accountants. Such financial statements, to the extent they have been included in the financial statements of Interpublic, have been so incorporated in reliance on the report of such independent accountants given on the authority of said firms as experts in auditing and accounting.

         The consolidated financial statements of NFO Worldwide, Inc. and subsidiaries as of December 31, 1999 and 1998, and for each of the years in the three year period ended December 31, 1999, included in the prospectus, as supplemented by this document, and elsewhere in the registration statement, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants. In their report, Arthur Andersen LLP states that with respect to certain subsidiaries its opinion is based on the report of other auditors, namely Soteriou Banerji. The consolidated financial statements referred to above have been included herein in reliance upon the authority of said firms as experts in accounting and auditing in giving said reports.

         The consolidated financial statements of Infratest Burke Aktiengesellschaft Holding and subsidiaries as of September 30, 1998, 1997 and 1996, and for each of the years in the three year period ended September 30, 1998, included in the prospectus, as supplemented by this document, and elsewhere in the registration statement, to the extent and for the periods indicated in their report, have been audited by Haarmann, Hemmelrath & Partner GmbH, independent public accountants, and have been included therein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

         Arthur Andersen LLP is NFO's independent public accountant. A representative of Arthur Andersen LLP is expected to be available to answer appropriate questions at the special meeting.

                       WHERE YOU CAN FIND MORE INFORMATION

         Interpublic and NFO file annual, quarterly and special reports, proxy statements and other information with the Commission. For you convenience, we include NFO's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 as Annex S-B to this document. In addition, you may read and copy any of the information on file with the Commission at the Commission's following locations:

Public Reference Room      New York Regional Office    Chicago Regional Office
450 Fifth Street, N.W.     7 World Trade Center        Citicorp Center
Room 1024                  Suite 1300                  500 West Madison Street
Washington, DC.  20549     New York, NY  10048         Chicago, IL  60661-2511

         Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Interpublic's and NFO's Commission filings are also available to the public from commercial document retrieval services, some of their Commission filings are available at the Commission's World Wide Web site located at http://www.sec.gov. and some of their filings are available at http://www.interpublic.com and http://www.nfow.com.

         Interpublic common stock and NFO common stock are listed on the New York Stock Exchange. Reports and other information concerning Interpublic and NFO may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         Interpublic filed a registration statement on Form S-4 to register with the Commission the shares of Interpublic common stock offered by the proxy statement/prospectus, as supplemented by this document. This document is a part of that registration statement and constitutes a prospectus of Interpublic in addition to being a proxy statement of NFO for the NFO special meeting. As permitted by Commission rules, this document does not contain all the information you can find in the registration statement or exhibits to the registration statement.

         The Commission allows Interpublic to "incorporate by reference" information into this document, which means that Interpublic can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. The proxy statement/prospectus, as supplemented by this document, incorporates by reference the documents set forth at page 94 of the proxy statement/prospectus and those set forth below, including the exhibits that these documents specifically incorporate by reference, that Interpublic has previously filed with the Commission. These documents contain important information about Interpublic and its financial performance.

Interpublic Commission Filings                              Period
------------------------------                              ------

Annual Report on Form 10-K                                  Year ended
                                                            December 31, 1999

  Description of the Interpublic common stock
  contained in  Interpublic's Form 8-A                      Dated June 29, 1971
                                                            and October 8, 1975,
                                                            respectively, as
                                                            amended on Forms 8,
                                                            dated February 24,
                                                            1983, June 12, 1984,
                                                            September 13, 1984,
                                                            June 25, 1985, July
                                                            15, 1987 and May 19,
                                                            1988


Definitive Proxy Statement                                  1999 Annual Meeting
                                                            of Stockholders

         Interpublic is also incorporating by reference any additional documents that it files with the Commission between the date of this document and the date of the NFO special meeting.

         Interpublic has supplied all information contained or incorporated by reference in this document relating to Interpublic. NFO has supplied all information contained in this document relating to NFO.

         You may already have been sent some of the documents incorporated by reference, but you can obtain any of them, excluding all exhibits that have not been specifically incorporated by reference, from Interpublic or the Commission. Documents incorporated by reference are available from Interpublic without charge.

         NFO stockholders may obtain documents incorporated by reference by Interpublic by requesting them in writing or by telephone at the following address:

                  The Interpublic Group of Companies, Inc.
                  1271 Avenue of the Americas
                  New York, New York  10020
                  Attn:  Corporate Secretary
                  Telephone:  (212) 399-8000

         If you would like to request documents from Interpublic, please do so promptly to receive them before the NFO special meeting. Interpublic will send requested documents by first-class mail within one business day after receiving the request.

         You should rely only on the information contained or incorporated by reference in this document to vote on the merger agreement proposal. No one has been authorized to provide you with information that is different from what is contained in this document. This document is dated April 7, 2000. You should not assume the information contained in this document is accurate as of any date other than this date, and neither the mailing of this document to stockholders nor the issuance of Interpublic common stock in the merger shall imply information is accurate as of any other date.

                                                                       ANNEX S-A

                                  AMENDMENT TO
                        THE AGREEMENT AND PLAN OF MERGER
                        AND TO THE STOCK OPTION AGREEMENT
                        ---------------------------------

         THIS AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER AND TO THE STOCK OPTION AGREEMENT (THIS "AMENDMENT"), DATED AS OF APRIL 3, 2000, BY AND BETWEEN THE INTERPUBLIC GROUP OF COMPANIES, INC., A DELAWARE CORPORATION ("PARENT") AND NFO WORLDWIDE, INC., A DELAWARE CORPORATION (THE "COMPANY").

                              W I T N E S S E T H:

         WHEREAS, Parent and the Company are parties to that certain Agreement and Plan of Merger (the "Merger Agreement") and to that certain Stock Option Agreement (the "Option Agreement"), each dated as of December 20, 1999; and

         WHEREAS, pursuant to Section 8.6 of the Merger Agreement and pursuant to the Stock Option Agreement, the parties hereto wish to amend the Merger Agreement and the Stock Option Agreement as provided herein;

         NOW, THEREFORE, IN CONSIDERATION OF THE PREMISES AND THE
REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS HEREIN CONTAINED, THE PARTIES HERETO HEREBY AGREE AS FOLLOWS:

         SECTION 1.1. DEFINITIONS. CAPITALIZED TERMS USED BUT NOT DEFINED HEREIN SHALL THE MEANINGS SET FORTH IN THE MERGER AGREEMENT.

         SECTION 2.1. THE PREAMBLE TO THE MERGER AGREEMENT SHALL BE AMENDED AND RESTATED IN ITS ENTIRETY, AND SHALL BE REPLACED WITH THE FOLLOWING:

         "AGREEMENT AND PLAN OF MERGER, dated as of December 20, 1999 (as amended by an Amendment, dated April 3, 2000, this "Agreement"), between The Interpublic Group of Companies, Inc., a Delaware corporation ("Parent"), and NFO Worldwide, Inc., a Delaware corporation (the "Company")."

         SECTION 2.2. THE THIRD RECITAL TO THE MERGER AGREEMENT SHALL BE AMENDED AND RESTATED IN ITS ENTIRETY, AND SHALL BE REPLACED WITH THE FOLLOWING:

         "WHEREAS, in order to induce Parent to enter into this Agreement, and as a condition to its doing so, the Company is simultaneously entering into a stock option agreement (as amended by an Amendment, dated April 3, 2000, the "Option Agreement) with Parent, pursuant to which the Company is granting Parent an option to purchase shares of Company Common Stock (as hereinafter defined) exercisable under certain circumstances."

         SECTION 2.3. SECTION 2.1(C) OF THE MERGER AGREEMENT SHALL BE AMENDED AND RESTATED IN ITS ENTIRETY, AND SHALL BE REPLACED WITH THE FOLLOWING:

         "(c) Conversion of Company Common Stock. Each share of common stock, par value $.01 per share, of the Company ("Company Common Stock) (including the associated Rights (as defined in the Company Rights Agreement referred to in Section 3.2(a)) issued and outstanding immediately prior to the Effective Time (individually, a "Share" and collectively, the "Shares") (other than Shares to be cancelled in accordance with Section 2.1(b)), shall be converted into and be exchangeable for the right to receive a fraction (rounded to the nearest ten thousandth and rounded up in the case of five one-hundred thousandths) of a fully paid and non-assessable share of common stock, par value $.10 per share, of Parent ("Parent Common Stock"), such fraction to be in the ratio provided below (the "Exchange Ratio"). If the Average Parent Stock Price (as hereinafter defined) is:

         (i) greater than $66.70, the Exchange Ratio shall be fixed at .3898;

         (ii) equal to or greater than $47.25 but less than or equal to $66.70, the Exchange Ratio shall be $26.00 divided by the Average Parent Stock Price; or

         (iii) less than $47.25, the Exchange Ratio shall be fixed at .5503;

provided that if the Average Parent Stock Price is less than $44.88 (the "Walk-Away Price"), the Company shall have the right to give telephonic notice to Parent (a "Termination Notice"), followed promptly by written notice, that the Company elects to terminate this Agreement in accordance with Section 8.3(a)(ii) hereof. Any Termination Notice shall be delivered to Parent no later than 5:00 p.m. New York City time on the second business day following the last day of the Measurement Period (as hereinafter defined). If the Company delivers a timely Termination Notice, Parent shall have the right to give telephonic notice to the Company (the "Top-Up Intent Notice"), followed promptly by written notice, that Parent elects to increase the Exchange Ratio to equal $26.00 divided by the Average Parent Stock Price. Any Top-Up Intent Notice shall be delivered to the Company no later than 5:00 p.m. New York City time on the fourth business day following the last day of the Measurement Period. As used herein, the "Average Parent Stock Price" shall mean the average of the per share closing prices of Parent Common Stock (rounded to the nearest ten thousandth and rounded up in the case of five one-hundred thousandths) on The New York Stock Exchange, Inc. ("NYSE")(as reported in the New York City Edition of The Wall Street Journal or, if not reported thereby, another nationally recognized source) during the ten consecutive trading day period (the "Measurement Period") ending on the sixth trading day prior to the Effective Time. All shares of Parent Common Stock issued pursuant to this Section 2.1(c), together with any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to
Section 2.7, are referred to herein as the "Merger Consideration".

         SECTION 2.3. THE FIRST SENTENCE OF SECTION 8.5(B) OF THE MERGER AGREEMENT SHALL BE AMENDED AND RESTATED IN ITS ENTIRETY, AND SHALL BE REPLACED WITH THE FOLLOWING:

         "(b) In the event that (i) this Agreement is terminated by the Company pursuant to Section 8.3(b) or (ii) an Acquisition Proposal shall have been made to the Company or any of its subsidiaries or any of its stockholders or any person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or any of its subsidiaries and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(a), 8.2(b), 8.4(a), 8.4(b)(i) or, in the case of a willful breach of covenant or agreement by the Company, 8.4(b)(ii) and within 12 months of such termination of this Agreement, any Acquisition Proposal by a third party is consummated by the Company, then, in the case of (i) or (ii), the Company shall pay Parent a termination fee of $30,000,000 in same-day funds, together with interest accrued thereon at a rate equal to the prime rate, as announced by Citibank, N.A. from time to time, plus 2% during the period commencing on the date the termination fee is first payable hereunder."

         SECTION 2.4. THE PREAMBLE TO THE OPTION AGREEMENT SHALL BE AMENDED AND RESTATED IN ITS ENTIRETY, AND SHALL BE REPLACED WITH THE FOLLOWING:

         "STOCK OPTION AGREEMENT, dated as of December 20, 1999 (as amended by an Amendment, dated April 3, 2000, this "Agreement"), between The Interpublic Group of Companies, Inc., a Delaware corporation ("Grantee"), and NFO Worldwide, Inc., a Delaware corporation ("Issuer")."

         SECTION 2.5. THE FIRST RECITAL TO THE OPTION AGREEMENT SHALL BE AMENDED AND RESTATED IN ITS ENTIRETY, AND SHALL BE REPLACED WITH THE FOLLOWING:

         "WHEREAS, concurrently herewith, the parties are entering into the Agreement and Plan of Merger (as amended by an Amendment, dated April 3, 2000, the "Merger Agreement");"

         SECTION 2.6. SECTION 2(B)(V) OF THE OPTION AGREEMENT SHALL BE AMENDED AND RESTATED IN ITS ENTIRETY, AND SHALL BE REPLACED WITH THE FOLLOWING:

         "(v) the receipt by the Grantee (pursuant to its request) of the sum of $30 million in respect of the termination fee under the Merger Agreement."

         SECTION 2.7. EACH REFERENCE IN SECTION 22 OF THE OPTION AGREEMENT TO "$27.5 MILLION" IS HEREBY REPLACED WITH A REFERENCE TO "$32.5 MILLION".

         SECTION 3.1.

         (A) OTHER THAN AS SET FORTH IN SECTIONS 2.1 THROUGH 2.7, THIS AMENDMENT DOES NOT MODIFY, CHANGE OR DELETE ANY OTHER ADDENDUM, TERM, PROVISION, REPRESENTATION, WARRANTY OR COVENANT (THE "PROVISIONS") RELATING TO OR CONTAINED IN THE MERGER AGREEMENT OR THE OPTION AGREEMENT, AND ALL SUCH PROVISIONS REMAIN IN FULL FORCE AND EFFECT. FOR THE AVOIDANCE OF DOUBT, ALL REFERENCES IN THE MERGER AGREEMENT AND THE OPTION AGREEMENT TO "THE DATE HEREOF" OR "THE DATE OF THIS AGREEMENT" SHALL BE DEEMED TO BE REFERENCES TO THE DATE DECEMBER 20, 1999.

         (B) THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (EXCEPT TO THE EXTENT THAT PROVISIONS OF THE DGCL ARE MANDATORILY APPLICABLE), WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PROVISIONS THEREOF. THIS AMENDMENT MAY BE EXECUTED IN COUNTERPARTS, ALL OF WHICH SHALL BE CONSIDERED ONE AND THE SAME AGREEMENT, AND SHALL BECOME EFFECTIVE WHEN ONE OR MORE COUNTERPARTS HAVE BEEN SIGNED BY EACH OF THE PARTIES AND DELIVERED TO THE OTHER PARTIES.

         (C) THIS AMENDMENT AND ANY OF THE PROVISIONS HEREOF MAY NOT BE AMENDED, ALTERED OR ADDED TO IN ANY MANNER EXCEPT BY A DOCUMENT IN WRITING AND SIGNED BY EACH PARTY.

         IN WITNESS WHEREOF, EACH OF THE PARTIES HAS CAUSED THIS AGREEMENT TO BE DULY EXECUTED ON ITS BEHALF AS OF THE DAY AND YEAR FIRST ABOVE WRITTEN.

                                    THE INTERPUBLIC GROUP OF COMPANIES, INC.

                                    By:
                                        ------------------------------------
                                     Name:
                                     Title:


                                    NFO WORLDWIDE, INC.

                                    By:
                                        ------------------------------------
                                    Name:  William E. Lipner
                                    Title: Chairman, Chief Executive Officer
                                           and President

                                                                       ANNEX S-B

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-K

            [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OF 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

              For the transition period from _________to _________

                        Commission file number: 0 - 21460

                               NFO WORLDWIDE, INC.
             (Exact name of registrant as specified in its charter)

                 DELAWARE                                   06-1327424
      ---------------------------------                -------------------
        (State or other jurisdiction                    (I.R.S. Employer
      of incorporation or organization)                Identification No.)

      2 PICKWICK PLAZA, GREENWICH, CT.                        06830
      --------------------------------                        -----
  (Address of principle executive offices)                  (Zip Code)

                                (203) 629 - 8888
              ----------------------------------------------------
              (Registrant's telephone number, including area code)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                                (Title of Class)

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [ ]

        Indicate by checkmark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K (ss.229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. [X]

        The aggregate market value of the voting stock held by non-affiliates of the registrant as of March 17, 2000, was approximately $450,524,647.

        As of March 17, 2000, there were 22,685,026 shares of the registrant's Common Stock outstanding.

                       DOCUMENTS INCORPORATED BY REFERENCE

                                      None.


                                     PART I

Special Note Regarding Forward-Looking Statements

As certain of the statements made in the Form 10-K are "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995), they involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of NFO to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, clients' timing of new product introductions and reformulations, clients' marketing budgets, industry and economic conditions, changes in management or ownership of a client, the effect of NFO's competition on client purchasing decisions, the strategic decisions of NFO's management team, the extent to which NFO is successful in developing and marketing its interactive marketing research techniques, the effect of foreign exchange rate fluctuations, and other factors referenced in this Form 10-K. In addition, the success of NFO's worldwide expansion efforts is dependent in part upon the successful application of NFO's methodologies to different business and consumer environments.

Item 1.  Business

ORGANIZATION

NFO Worldwide, Inc., together with its subsidiaries, is a leading provider of research-based marketing information and counsel to the worldwide business community, including over 4,000 clients globally. NFO combines in-depth knowledge of key market sectors with innovative data collection methodologies and value added products. These market sectors include:
            o        consumer packaged goods and foods
            o        healthcare
            o        financial services
            o        automotive, travel and leisure
            o        high tech/telecommunications

Some key products and services include:
            o        continuous brand tracking
            o        online research
            o        consumer access panels
            o        multi-country research
            o        market evaluation
            o        product development
            o        customer satisfaction
            o        pricing and distribution
            o        advertising effectiveness

Through its proprietary pre-recruited consumer panel and other specialized databases, NFO offers access to over 600,000 North American households, to over
1.5 million people, and to over 100,000 European households. NFO offers its clients a wide variety of marketing research services that identify and measure consumer beliefs, attitudes and behavior regarding specific products and services. NFO believes its products and services enable clients to develop better products, build more powerful brands, and design and implement more effective marketing and advertising strategies. NFO provides its services in 38 countries and has approximately 15,300 full and part-time employees.

NFO provides its marketing information services, databases and marketing research services to a diverse group of clients, including 59 of the largest 100 companies of the Fortune 500 list, and 37 of the world's 50 largest pharmaceutical firms. NFO also conducts the Consumer Confidence Survey for the Conference Board that is recognized as a leading economic indicator by the U.S. Department of Commerce.

NFO, through its U.S. subsidiary, NFO Research, Inc., pioneered panel research over 50 years ago. The size and diversity of the NFO panel allows for specialized research targeting specific ethnic and demographic segments in addition to routine types of marketing studies. The integrity of the panel is maintained through the expertise of a highly trained and knowledgeable staff, state-of-the-art database systems, and an unwavering focus on developing a strong rapport with panel members. NFO believes that the size and quality of the NFO panel, its expertise in the custom design and execution of marketing research, its experience in panel and information management and its systems and processing capabilities give it a competitive advantage over other marketing and consumer information services firms. NFO also believes that these advantages enable it to identify various targeted consumer groups and to measure their responses to or use of particular products and services generally on a more timely and cost-effective basis than firms using non-panel research methods.

In September 1997, NFO changed its name from NFO Research, Inc. to NFO Worldwide, Inc. This change was aimed at reflecting its rapidly expanding international presence, as well as its growing capabilities and commitment to meeting its clients' requirements with world-class quality, effectiveness, speed and efficiency. NFO was named one of the 200 Best Small companies in America by Forbes magazine in 1996 and 1997 and has since outgrown the criteria for the award. In 1998, NFO was named by Inside Research magazine as the fastest growing marketing research firm in the world for the previous five years.

On December 20, 1999, NFO and The Interpublic Group of Companies signed a definitive merger agreement whereby Interpublic will acquire all of the outstanding shares of NFO common stock. The merger is a strategic global alliance between NFO's marketing research strengths and Interpublic's diverse advertising and communications expertise. Management believes the merger will allow both companies to cross-sell their services in complimentary markets as clients are increasingly expecting expert market evaluation to be part of their overall advertising and promotional campaigns. NFO has scheduled a shareholders' meeting for April 5, 2000, to vote on the proposed merger.

BUSINESS STRATEGY

NFO's goal is to become the worldwide leader in custom marketing research. In order to accomplish this mission, NFO is aggressively pursuing a four-pronged business development strategy.

Broaden and Expand Core Business. NFO is combining and leveraging its outstanding array of branded products, innovative research techniques and people, with its global scale and vertical market sector expertise. NFO intends to develop new services and research concepts that will distinguish it from other marketing research companies while furthering its development as a marketing information services company that can deliver superior research products on a world-wide scale. NFO intends to use its panel methodology and expertise in custom and syndicated research to expand existing client relationships and to target new clients, particularly in the pharmaceutical, high tech, telecommunications and financial services industries in which NFO perceives a growing need for marketing research. NFO also is keenly interested in developing, purchasing or licensing additional, horizontal value-added products and services in areas such as ad testing, market modeling, and brand equity/continuous tracking. It is hoped that NFO can utilize its strong client relationships within its vertical industries to make these new products and services commercially successful. NFO has expanded beyond its core packaged goods business with new services while developing a strong presence in healthcare, information technologies/telecommunications, and financial services.

Technological Advancements. NFO's strategy is to pioneer new advances in technology that will deliver its services more quickly, cost effectively, and creatively, including opportunities in the areas of on-line marketing research and data collection. NFO's focus on technological advancement is twofold: internal and external. On the internal side, NFO is constantly searching for ways to speed delivery of its services to its clients and improve the quality and/or reduce the cost of its services. In 1998, NFO deployed various technologies to speed the labor-intensive coding process for processing questionnaires. In addition, in June 1999 NFO upgraded its questionnaire development software for enhanced compatibility. NFO also uses a predictive dialer that eliminates the time telephone interviewers formerly spent dialing numbers and receiving busy signals, thus increasing productivity of the telephone center. NFO utilizes a document imaging system that saves a significant amount of the time required to process questionnaire responses compared to conventional data entry. Additionally, NFO data networks were upgraded to provide enhanced network connectivity between NFO's offices.

NFO believes that the advent and growing penetration of on-line and Internet services will change the mix of media used to conduct marketing research and will grow the overall size of the marketing research industry. Industry growth and media shift will be driven by several factors: 1) high speed access to the needs, opinions and behaviors of consumers provided by interactive research will make marketing research in general a more applicable and necessary business function, especially in those industries where the demand for shorter product development cycles are most acute; 2) the increasing penetration of interactive communication technologies into U.S. and eventually international homes will make interactive-based research a preferred method for researching the general population; 3) the greater customer value provided by interactive-based research will increase interactive research at the expense of existing methodologies, and also cause the overall industry to grow.

To address these issues, in 1996 NFO established the NFO Interactive division for the purpose of developing an interactive methodology for performing marketing research. During 1996, NFO developed NFO//net.source, the world's largest representative panel of interactive users, which currently numbers over 190,000 households and over 530,000 individuals. By utilizing e-mail and the World Wide Web to communicate with these panelists, the elapsed time of collecting research information is shortened. This Interactive panel enables NFO to provide clients with access to a rich source of information about the interactive market and provides the ability to conduct interactive research with accuracy and speed.

NFO has created proprietary software systems to facilitate the information collection process and shorten the cycle times required for marketing research. These systems include survey development tools, database management and integration systems, analytic software and Internet software reporting tools. Development has also included extensive process development and calibration studies to ensure NFO's interactive methods provide accurate results and are responsive to customer needs.

NFO's interactive products include NFO//net.survey, custom quantitative research via the Internet, NFO//net.gauge, web-site evaluation services, NFO//net.focus, the conduct of focus groups using the Internet, NFO//net.concept, a new tool to speed time to market and save product development resources, NFO//net.query, an interactive weekly e-mail survey, and NFO//net.discussion, a new, interactive qualitative research tool. The products are marketed by the various NFO companies. In addition, NFO has forged separate strategic alliances with major players in the high tech industry, which will enable it to further develop and provide value-added products and services to its customer base. These alliances include Yahoo!, Jupiter Communications, and LiveWorld Productions. These relationships allow NFO to provide innovative research methodologies, including the conduct of virtual focus groups and the presentation of unique imaging capabilities. NFO expects to incorporate additional technologies to advance the effectiveness and applications of marketing research. NFO believes it is one of the leaders in the development of interactive and on-line interviewing in the marketing research industry.

Strategic Alliances and Acquisitions. To enhance its development as a marketing information company, NFO seeks to develop alliances or acquire companies which will establish or improve NFO's position in key market segments or enhance its research functions or technologies. Examples of this strategy were the acquisitions of PSI and AMS in 1994, M/K, CSI, Plog, and Spectrem in 1996, and MBL, Access, CM Research and Prognostics in 1997. NFO continued this strategy in 1998 with the acquisitions of CF Group, NFO MarketMind, RCL, Stochastic, Donovan, City Research, and, in November 1998, Infratest Burke, one of the top four marketing research firms in Europe and the eighth largest marketing research company in the world based on revenues. NFO is keenly interested in increasing its presence in the high tech, telecommunications, healthcare and financial services sectors. In addition, NFO is interested in increasing its horizontal product and service capabilities in the areas of ad testing, market modeling, brand equity/continuous tracking, and interactive research.

NFO's acquisitions have enabled it to evolve into a broader, more far-reaching marketing information business, providing its clients with increasingly innovative, results-oriented solutions to their information needs. NFO's criteria for acquisitions include 1) niche service companies that are #1 or #2 in their markets, 2) strong management with vertical market sector or horizontal product/service or geographic experience, 3) value added services or products and 4) a cultural fit with NFO. NFO has very rigorous acquisition criteria and personnel very experienced in the area of mergers and acquisitions.

International Markets. NFO believes that international markets offer it potential opportunities to expand the services performed for its existing clients, many of which have substantial international operations, and to attract new clients. Total worldwide marketing research spending was estimated to be $13.4 billion in 1998 by the European Society for Opinion and Marketing Research (ESOMAR). Spending is estimated at $5.8 billion in Europe, $5.2 billion in North America, $1.6 billion in Asia-Pacific, and $.8 billion elsewhere. In the aggregate, marketing research spending outside North America represented $8.2 billion, or nearly 61%, of worldwide spending.

NFO believes that international markets offer a source of future growth for its financial services, pharmaceutical, high tech, telecommunications, travel and leisure products, as well as its packaged goods business. To capitalize on these and other perceived opportunities, NFO may seek to acquire or enter into additional joint ventures or similar arrangements with companies that have a presence in certain international markets in which NFO perceives an increasing demand for custom and syndicated marketing research.

NFO'S SERVICES

NFO has three operating segments: North America, Europe, and Australasia and the Middle East. Within each of these operating segments, NFO has subsidiaries specializing in various market sectors and types of marketing research services.

These market sectors and types of services include:

            o        consumer packaged goods and foods
            o        healthcare
            o        financial services
            o        automotive, travel and leisure
            o        high tech /telecommunications
            o        continuous brand tracking
            o        on-line research
            o        consumer access panels
            o        multi-country research
            o        product development
            o        customer satisfaction
            o        pricing and distribution
            o        advertising effectiveness

During 1999, NFO's North American revenues were $208.2 million, or 45%, of the consolidated total of $463.0 million before elimination of intercompany revenues of $5.8 million. European revenues were $210.1 million, or 45% of the consolidated total, while revenues for Australasia and the Middle East represented the remaining 10%. NFO believes that it is the largest custom marketing research firm in North America, the third largest in Europe, and among the top five marketing research firms in Australasia and the Middle East. NFO believes it is the third largest custom marketing research firm in the world.

A discussion of each of the operating segments and their larger subsidiaries and key industries follows.

North America

Custom Research and Syndicated Services - NFO Research. Approximately one-fifth of NFO's revenues are derived from custom panel research, and NFO Research is the largest of NFO's North American subsidiaries. NFO Research conducts its panel marketing research by surveying targeted segments of the NFO panel primarily through mail questionnaires and telephone interviews and, most recently, interactive web-based surveys. The NFO panel is designed to match the general U.S. population according to U.S. Bureau of Census statistics on several important geographic and demographic characteristics. NFO Research develops and maintains extensive demographic profiles of these households including information with respect to size and composition of household, household income, age of household members and education and occupation of adult household members. NFO panel members are located in substantially all of the more than 3,600 counties, 300 metropolitan statistical areas and 200 defined market areas in the continental U.S.

NFO Research believes that it can generally perform custom marketing research more efficiently and reliably than firms using random research methods. Through the pre-recruited NFO panel, NFO Research can identify on a timely and cost-effective basis a significant sample of consumer households who have the specific characteristics targeted, based on study design, and who are likely to respond to its surveys. In many cases, NFO Research can easily select households with the desired targeted characteristics from data it maintains concerning the NFO panel. In other cases involving the need to locate households with targeted characteristics not previously identified, NFO Research can efficiently locate such households by screening a segment of its panel members based on their profiles through a short interview or as part of NFO Research's "MultiCard Survey" program. This capability is particularly efficient when seeking households or consumers with "low incidence" characteristics, characteristics exhibited by a relatively small segment of the general population. After locating a sufficient sample of targeted households, NFO Research can quickly perform the marketing research project by surveying those sample households.

NFO Research believes that in recent years there has been a trend among its clients to focus on smaller market segments for product or service introductions and marketing programs rather than on broad, mass markets and to focus on segmenting existing product lines to provide products developed for targeted consumers. The size of the NFO panel and NFO Research's extensive demographic and geographical profiles of the NFO panel households facilitate the ability of NFO Research to assist its clients with such "target" or "micro-marketing." NFO Research has capitalized on its expertise in locating and researching households within specific geographic areas, with specific user characteristics or with unusual profiles. NFO Research accomplishes this by developing additional panels of consumer households having demographic or other characteristics of particular interest to clients. One such panel is the Chronic Ailment Panel, which was created in 1992 to service the healthcare industry. The Chronic Ailment Panel was developed by screening panel members for over sixty ailments and chronic conditions, eight disabling conditions and users of several diagnostic testing kits. This specialized sub-panel enables NFO Research's clients to quickly identify and obtain information regarding very low incidence conditions and ailments.

NFO Research has operations facilities located in Toledo, Ohio, and Greensboro, North Carolina. NFO Research maintains large mailing and telecommunication facilities in its main operations center in Toledo for the purpose of distributing and administering questionnaires or other materials and packaging and distributing product samples or other materials to survey participants. NFO Research maintains a sales and marketing staff in eight locations throughout the U.S. The research executives work primarily with the marketing research departments and product brand management departments of its clients. For many of its larger clients, NFO Research emphasizes continuing research programs, including continuous screenings, customer satisfaction programs and annual tracking studies in which the consistency of study design and execution over time is important. The stability of the NFO panel makes such ongoing studies possible, and often results in additional follow-up projects being commissioned by the client.

The services provided by NFO Research, as well as by some of NFO's other subsidiaries, are used to perform the following basic types of studies:

         Attitude, Usage and Awareness Tests - measure the pre-disposition, awareness and usage of products or services among consumers.

         Product Tests - measure consumers' attitudes and purchasing and usage decisions regarding a new, existing or reformulated product, a sample of which is provided to the consumer by the client through NFO Research.

         Purchase/Owner Profiles - determine demographic or other characteristics of consumers owning or purchasing a particular product or service so that a client may improve the effectiveness of marketing or advertising programs by properly positioning them to appropriate consumers.

         Purchase or Consumption Diaries - where panelists record in diaries their actual purchase or usage of particular products over an extended period to allow for evaluation of brand share and consumer shifts and trends.

         Screenings - used to identify demographic characteristics or the use or purchase of or intention to purchase a product or service, particularly in connection with low-incidence characteristics and products.

         Concept Tests - consumers are asked to give their reaction to a concept for a new product, service or advertising campaign before it is developed or introduced into the marketplace.

NFO Research has an arrangement with IPSOS-ASI, one of the country's leading advertising copy testing companies, that provides advertising concept tests for in-home viewing by NFO panel members. NFO Research utilizes its Screen Test product that provides a patented system by which a client's concept, product or advertising message may be presented in an in-home setting for test material that needs to be seen and heard by panelists rather than being described to them in writing or over the telephone. The Screen Test product is a self-erasing videotape that provides the security needed for handling marketing research of confidential materials.

NFO and BASES jointly offer Volumetric Concept Screening by mail to clients. BASES is a well-respected marketing research company and a leader in simulated volume forecasting for new products and services. This service allows clients to evaluate early stage product ideas and choose the most promising concepts. Volumetric utilizes the NFO panel and cost saving mail methodology together with BASES' Key Measures Database of over 5,000 cases for comparative analysis. This is the second joint service offering by NFO and BASES. The two companies also offer a cost saving approach to simulated test marketing, utilizing the NFO panel and BASES' expertise in volumetric forecasting.

Healthcare - Migliara/Kaplan. M/K is the nation's largest custom full-service healthcare marketing research company with offices in Baltimore, Maryland, Princeton, New Jersey, Albany, New York, and London, England. M/K distinguishes itself from its competitors because of its unique ability to fuse leading-edge methodologies with decision-oriented business analyses and recommendations.

M/K has completed over 3,400 custom studies for more than 150 pharmaceutical, biotechnology, diagnostics, medical devices and managed care companies since its founding in 1980. As a specialist in the area of new product development, M/K guides products from concept to commercialization to post-launch tracking. M/K's extensive expertise leads to shortened timetables for regulatory approval, product launch and return on investment.

M/K's marketing research projects range from qualitative studies, such as one-on-one interviews and in-depth focus groups, to highly specialized and customized fully integrated studies using advanced multivariate methods. Many of its research techniques are exclusive and proprietary, giving M/K a true competitive advantage. M/K's strategic thinking directly impacts upon a product's marketing potential. Study objectives frequently include determining positioning strategies, identifying optimal price points, guiding clinical development, identifying target audiences, developing promotional messages, and tracking products post-launch.

M/K is also a leader in multivariate methods, including conjoint analysis with market simulation, perceptual mapping, correspondence analysis, multidimensional scaling, psychographic/lifestyle segmentation analysis, and factor and cluster analysis.

M/K takes pride in the fact that many of its original clients are still with the firm and have expanded their relationship over the years. In addition, M/K has a high rate of repeat business with existing clients. M/K has historically attracted clients from all corners of the healthcare industry, with management expertise in both diagnostics and pharmaceuticals, giving them firsthand knowledge of the issues surrounding brand management and the positioning of new technologies.

Financial Services - PSI Global. PSI offers a variety of syndicated programs that provide insight to the financial services industry, as well as propriety consulting services. The products cover a broad range of information utilized by banks and financial institutions on consumer/retail banking services, private banking and investment services, credit card services, distribution technology and corporate banking services. PSI has provided research on credit card usage in Europe since 1990. PSI has since expanded its coverage to bring the same marketing research and strategic business planning expertise to Asia and Latin America.

Financial Services - Spectrem Group. Spectrem provides niche consulting and acquisition and divestiture advisory services in the trust and investment products sectors. Additionally, Spectrem has built a national reputation as a leading source of quantitative and qualitative research, consulting and communications services to the retirement market addressing pension sales, operations and marketing issues, especially in the 401(k) market. Founded in 1990, Spectrem has U.S. offices in San Francisco and Los Angeles, California, New York, New York, Chicago, Illinois, and Hartford, Connecticut. Spectrem is a specialist in the business side of investment and trust services and its professionals have held top positions at leading banks, brokerage firms and investment management companies.

Financial Services - City Research. City Research, founded in 1978 and headquartered in London, England, is a leading UK marketing research firm specializing in the financial services sector. City Research's products are complimentary to PSI's, and City Research works in conjunction with PSI to sell to the financial services industry throughout the UK. City Research provides syndicated products customized for commercial banking clients, including comprehensive market share data and information relating to customer needs, customer satisfaction, and customer retention.

Technologies - Prognostics. Founded in 1981, Prognostics is a leading provider of survey-based quantitative customer satisfaction research to information technology companies worldwide. Prognostics is headquartered in Palo Alto, California, and has additional offices in Boston, Massachusetts, Seattle, Washington, and London, England, and has an affiliate relationship in Japan. Using its proprietary methodology, Loyalty Gap Analysis, Prognostics measures customer loyalty and quantifies the customer's intention to continue to purchase products from a particular supplier. By measuring what is important to customers and how satisfied they are with respect to specific attributes, the Prognostics methodology generates a quantitative figure - called the loyalty gap - which directly correlates to customer loyalty. Prognostics has developed a number of syndicated/tracking survey products around this methodology, and also performs specific, ad hoc research. Prognostics works with over 250 clients worldwide.

Technologies - NFO Interactive. In 1996, NFO established its NFO Interactive division for the purpose of developing an interactive methodology for performing marketing research. NFO has developed NFO//net.source, an interactive consumer panel of on-line households numbering over 190,000 households and over 530,000 individuals. With NFO//net.source, clients can segment the market for selected groups of interactive customers. With response rates in excess of 50% from NFO Interactive's pre-recruited on-line panel, clients are assured of accurate results without the non-response and self-selected bias often common with other interactive research methods. NFO Interactive offers several products:

         NFO//net.survey - custom quantitative research via the Internet using the NFO//net.source on-line panel with the significant advantage of speed. Results are often available in a matter of days.

         NFO//net.gauge - delivers sophisticated, customized web-site analysis that goes beyond the surface and truly evaluates a client's web-site effectiveness. The product can trigger intelligent surveys to a random sample of visitors to the site, or alternatively can arrange to have the site evaluated by a specific target market using the NFO//net.source interactive panel.

         NFO//net.query - an interactive weekly e-mail survey providing responses from over 2000 households. It is a short, multi-client survey fielding up to three questions each week with a very high response rate. Clients are able to share the costs to determine the incidence of specific criteria, pre-screen for on-line surveys or focus groups, test an idea, or answer need-to-know questions.

         NFO//net.concept - a new tool to speed time to market and save product development resources. It is not meant to be a substitute for formal concept testing but rather it is a complimentary tool designed to help clients initially gauge the potential of new product and marketing concepts. Essentially, NFO//net.concept helps clients determine which potential ideas regarding products, line extensions, or promotions deserve the clients scarce resources.

         NFO//net.focus - the on-line equivalent to the conventional focus group, but with the significant advantages of no geographic boundaries and no travel costs. This product allows for 2-D, 3-D and soon live motion video for concept testing, package testing, and product development.

         NFO//net.discussion - a new cost-effective, qualitative research service that recruits a target audience group using either NFO//net.source or the client's customer list. Respondents are then invited to participate in a password-protected, on-line discussion, allowing clients to interact in real time with the consumer. This tool enables clients to learn firsthand how consumers might react to new brand, product or service ideas, line extensions, new packaging, new marketing strategies, naming ideas, advertising, and pricing changes.

NFO believes that there is significant commercial potential in providing comprehensive interactive survey systems that feature greater speed and household targeting than current methods and has introduced a number of new interactive products to the marketplace. In addition, interactive information collection has the advantage of low distribution and collection costs.

Technologies - InsightExpress, LLC. In October 1999, NFO launched InsightExpress, a new internet company formed to provide real-time consumer input to the desktops of decision makers in companies of all sizes worldwide. InsightExpress is a fully automated web-enabled survey system that will allow its customers to test new ideas, screen new concepts, gauge customer satisfaction, survey employees, test advertising, and gather insight into the needs, attitudes, and behaviors of consumers. InsightExpress is designed to provide these capabilities at a fraction of the time and cost of existing marketing research methods. InsightExpress is able to leverage the worldwide client experience and panel expertise of NFO.

Technologies - NFO Ad:Impact. Formerly known as National Yellow Pages Monitor, NFO Ad:Impact now augments NFO's global-leading Yellow Pages service offerings with several unique, web-based audience measurement applications. Launched in 1987, NFO Ad:Impact is the leading provider of syndicated audience measurement to the $12 billion Yellow Pages industry. NFO Ad:Impact ratings usage information is gathered from over 80,000 respondents each year with results reported on a national level, across 535 major metropolitan markets, over 500 individual Yellow Pages directory areas and approximately 300 categories. NFO Ad:Impact also offers other syndicated and custom research services to the Yellow Pages industry, including Active Intermedia Measurement, Business Usage research and Web Site Survey studies.

In 1998, NFO Ad:Impact added several syndicated web-based audience measurement applications utilizing the NFO Interactive panel to gather its local market online information. New analytical tools have been developed that will forecast for local media providers showing how consumers' use of traditional Yellow Pages and newspaper products will be affected by consumers' use of local online media.

NFO Ad:Impact provides a broad array of unique services that will help local and national media players quantify the value of local advertising to local advertisers. For example, one of its products, NFO//consumer.choice, measures consumer awareness, usage of, and related actions taken (merchant contact and/or purchase) from, online searches. It is the benchmark local web audience measurement product, currently monitoring over 50 sites in each of 25 markets. The expanding base of clients of this service include Internet newspapers, Internet Yellow Pages, city guides, search engines, and vertical web content providers like Cybermeals.

Continuous Brand Tracking - NFO MarketMind. MarketMind, founded in 1987 and located in Teaneck, New Jersey, and Melbourne, Australia, owns and licenses the NFO MarketMind(TM) system, which uses proprietary software that combines a set of key diagnostic measures together with the integration, interactive analysis, and display of multiple streams of longitudinal data. The NFO MarketMind(TM) system is licensed in 20 countries supporting hundreds of brands. The system can be utilized for a number of purposes including: brand health monitoring, new product launches, line extensions, special promotions, price discount and premium tests, loyalty programs, public relations exercises, channel changes, brand repositioning, customer satisfaction measurement, corporate image studies, and marketing mix modeling.

Continuous Brand Tracking - Stochastic. Stochastic is the developer of the Stochastic Reaction Monitor continuous brand tracking system, which provides guidance on brand positioning to more than 60 companies in 33 countries. Stochastic was founded in 1981 and is headquartered in London, England.

Continuous Brand Tracking - Ross-Cooper-Lund. RCL is a rapidly growing brand-based marketing research firm headquartered in Teaneck, New Jersey. RCL conducts research that helps clients understand brand equity, advertising testing, product development and testing, and large-scale studies that help clients to diagnose and monitor brand communications and to optimize media budgets. RCL is the exclusive U.S. licensee of the NFO MarketMind(TM) continuous information tracking system.

Travel and Leisure - Plog Research. Plog offers a number of syndicated products to the travel and leisure industries. Plog's products provide information regarding the attitudes and purchasing behavior of airline users, cruise and car rental users, frequent flyer program members and hotel guests, including comprehensive information about the business and leisure travel habits of Americans. Another Plog syndicated product offers in-depth research on the psychology of the users of interactive media and provides insight to advertisers on when and how to use interactive media. Plog is located in Los Angeles, California, and East Brunswick, New Jersey.

Canada - CF Group. Founded in 1932, CF Group is headquartered in Toronto, Canada, and has Canadian client service offices in Montreal, Ottawa and Vancouver. CF Group operates three divisions within Canada - Canadian Facts, the largest custom marketing research organization in Canada, Applied Research Consultants, and Burke International Research - which provide marketing, social, and business research services across a variety of industries. CF's data collection capabilities include the largest personal in-home interviewing force in Canada, the largest computer-assisted telephone interviewing system with over 350 stations throughout 10 Canadian cities, and extensive mall interviewing facilities. CF Group serves its clients in a broad range of research categories including advertising, concept and product service evaluation, public policy and political research, business-to-business, and customer and employee satisfaction surveys. CF's Canadian access panel, Canadian Family Opinion, when used in combination with the NFO Panel enables clients to utilize the largest access panel in North America for seamless cross-border research.

Europe

Infratest Burke - International Custom and Syndicated Services. NFO acquired Infratest Burke in November 1998. Infratest Burke is a leading European marketing research firm founded in 1947 and headquartered in Munich, Germany, with 35 offices in 15 countries. Infratest Burke was ranked by Marketing News in 1997 as the 8th largest marketing research organization in the world. In 1999, Infratest Burke served approximately 1,800 clients with 4,000 research and consultancy projects and conducted over 2.2 million interviews. Infratest Burke has performed over 39,000 research projects since 1980 and has enjoyed over an 80% customer loyalty rate from repeat clients. Infratest Burke has some of Europe's largest computer-assisted telephone interviewing and computer-assisted personal interviewing systems, with over 700 and 900 stations, respectively. Infratest Burke is ISO 9001 certified in key locations such as Germany, Italy, Sweden and the UK. Infratest Burke's products and services include professional expertise and advanced technical resources in four major fields of activity: strategic and tactical marketing, public policies, customer retention and personnel development. Infratest Burke conducts both quantitative and qualitative research for a wide range of client management projects and provides multi-client research regarding consumer business statistics. Other services include omnibus surveys, hall/mall tests, and retail analysis. Among its major offerings are:

         TRI*M - a customer retention model.

         BASES - a simulated test market software package that allows consumer packaged goods marketers to predict the likely sales and success of new products before they are formally launched to consumers. Infratest Burke has been the exclusive European licensee of the BASES system for about 20 years.

         PRICER - a pricing strategy analysis model.

         AD-VISOR/A.C.E. (Advertising Campaign Evaluation) - an on-air copy testing service.

         COSMOS - a concept, product, and pricing optimization model.

Infratest Burke provides a wide array of specially-designed marketing research studies and advisory services in selected key industry segments:

         Consumer Goods and Durables - For more than four decades, Infratest Burke has provided comprehensive marketing research services to global manufacturers, marketers and retailers of consumer goods and durables, including those involved with food, soft drinks, diary products, toiletries, white goods, clothing/apparel, and sporting goods. Infratest Burke supports its clients in all aspects of their strategic and tactical brand marketing initiatives through the use of both individually designed ad hoc studies and unique standardized tools with an ultimate goal of determining the underlying consumer trends for their clients products. Infratest Burke believes it has developed industry-leading marketing research tools and technologies in the area of sales forecasts and image research that benefit its clients in providing consistency and reliability of marketing data on a world-wide basis.

         Automotive/Transportation - For 25 years, Infratest Burke has conducted an ongoing public opinion survey for its automotive clients structured to determine and evaluate consumer attitudes on automotive-related products and services. Infratest Burke also conducts comprehensive new car and used car buyer surveys, which attempt to uncover market patterns, buyer motivation, brand loyalty, and consumer satisfaction. Infratest Burke designed ground-breaking measuring tools specifically designed for transportation and traffic system analysis, including products that monitor the needs and value of various transport systems and products that assemble and interpret travel industry data to monitor the reasons and motivations for personal and business travel and tourism.

         Information Technology/Telecommunications/Media - Infratest Burke's clients in this industry include land line and cellular phone operators, voice/data communication network providers, computer hardware manufacturers, software developers, mainframe/workstation designers, fax/copier manufacturers, and similar organizations. Products provided by Infratest Burke are designed to provide timely strategic information relating to market segmentation and positioning, pricing policies, sales forecasts, new product launching analyses, advertising campaign evaluations, standardized "dummy tests", electronic measuring methods, customer satisfaction, and loyalty surveys.

         Infratest Burke has a long history in this industry, originally serving radio broadcasting clients with national audience measurement. Today, Infratest Burke provides specially designed research studies for many private and public radio and TV companies, print and electronic media providers, video/music industry participants, and advertising companies.

         Healthcare/Drugs - This industry in Europe is greatly affected by political decisions and public pressure to develop new products. Successfully bringing a new product to market depends increasingly on marketing research and marketing support. Infratest Burke's specially commissioned studies and analyses focus on providing clients strategic and timely data on the depth and breadth of potential market segments, forecasted sales and penetration levels, early warning studies, pricing and positioning models, customer needs and satisfaction studies, economic analysis, continuous tracking systems, and qualitative research projects.

         Financial Services - This industry has shown considerable growth due to changes occurring in the industry, such as the pan-European currency unification and the increasing use of electronic banking and media. Infratest Burke's products are designed to help clients across the complete marketing function. This ranges from pricing and demand research studies, to sales analyses, to communications and advertising research studies, in areas such as direct/electronic banking, discount brokerage services, direct insurance, and other financial services areas. Infratest Burke developed its Financial Market Data Service in Europe more than 25 years ago as a continuous structural analysis survey tool to gather and organize data within this sector.

BJM/Marketing Behaviour/Marketing Blueprint - International. These UK-based research firms were originally part of NFO's MBL Group and offer qualitative and quantitative ad hoc research with high standards of research design and creativity. Their clients cover a wide range of industries, including consumer goods, business-to-business, service providers, pharmaceutical, automotive, retail, and drinks. NFO's MBL Group UK companies are among the top ten marketing research firms in Europe, and conduct research projects in 30 countries. Operationally, these companies are now part of the European operating segment.

Australasia and the Middle East

MBL Group - International Custom and Syndicated Services. MBL is a leading international marketing research firm with offices throughout Australasia and the Middle East. Founded in 1965, MBL provides strategic planning, marketing research, and research-based consulting, on a worldwide basis. Working through its own subsidiaries and affiliates in the Middle East, Asia, and Southeast Asia, MBL has successfully carried out assignments in some 100 countries around the world. MBL's orientation is toward value-added research - research oriented toward problem solving and interpretation of data, rather than simple data provision. MBL provides research-based consultancy - answers to problems - not just answers to questions.

Within the group, MBL has specialists in ad hoc quantitative research, qualitative research, telephone research, and executive interviewing. MBL has specialists in consumer, social, industrial, and business-to-business research and expertise inpackaged goods, automotive, pharmaceutical, financial, airline and travel industries. MBL's services include new product development assistance, corporate image evaluation, employee and customer satisfaction research, total quality management studies, brand-development monitoring, and advertising development and tracking.

MBL specializes in international/multi-national project coordination and operates the Stochastic Reaction Monitor brand-development franchise and the ADD+IMPACT advertising pre-testing system, the Visionary Shopper, a computer-based virtual reality shopping system, and the Idea Map, a computer-based product and communication optimization system.

CM Research. CM Research, headquartered in Auckland, New Zealand, is the leading provider of custom marketing research in New Zealand and one of the larger marketing research organizations in Australia. With offices in five cities in both countries, CM Research provides a number of proprietary and self-developed brand services to a blue-chip client list.

Donovan Research. Donovan, founded in 1974 and headquartered in Perth, Australia, is a full service custom research agency with a leading position in fast-moving consumer goods, public policy, tourism, customer satisfaction, and continuous tracking research. In addition to its own branded products, AdTest and Packtest, Donovan is also the exclusive regional licensee of NFO MarketMind(TM), the global brand tracking system acquired by NFO in March 1998.

Acquisitions - 1998. NFO experienced a period of unprecedented growth through acquisitions in 1998. Most significant was the November 1998 acquisition of Infratest Burke Aktiengesellschaft Holding. Founded in 1947, Infratest Burke is headquartered in Munich, Germany, and ranks as one of the top four custom marketing research firms in Europe with 35 offices in 15 countries. The combination of NFO and Infratest Burke created the sixth largest marketing research firm in the world, and one of the top three custom marketing research companies globally. NFO was already the largest custom marketing research firm in North America.

NFO completed two acquisitions in October 1998, Donovan Research Pty. Ltd. and City Research Group Plc. Donovan, founded in 1974 and headquartered in Perth, Australia, is a full service custom research agency with a leading position in fast-moving consumer goods, public policy, tourism, customer satisfaction and continuous tracking research. In addition to its own branded products, AdTest and Packtest, Donovan is also the exclusive regional licensee of NFO MarketMind(TM), a global brand tracking system acquired by NFO in March 1998. City Research, founded in 1978 and headquartered in London, England, is a leading UK marketing research firm specializing in financial services. City Research provides syndicated products customized for commercial banking clients, including comprehensive market share data and information relating to customer needs, customer satisfaction, and customer retention.

NFO acquired Stochastic International Pty. Ltd. in August 1998. Stochastic is the developer of the Stochastic Reaction Monitor continuous brand tracking system, which provides guidance on brand positioning to more than 60 companies in 33 countries. Stochastic was founded in 1981 and is headquartered in London, England.

NFO completed three separate acquisitions in the spring of 1998, CF Group, Inc. in April, and MarketMind Technologies and Ross-Cooper-Lund in March. Founded in 1932, CF Group is headquartered in Toronto, Canada, and has Canadian client service offices in Montreal, Ottawa and Vancouver. CF Group operates three divisions within Canada - Canadian Facts, the largest custom marketing research organization in Canada, Applied Research Consultants, and Burke International Research - which provide marketing, social and business research services across a variety of industries. CF Group's data collection capabilities include the largest personal in-home interviewing force in Canada, the largest computer-assisted telephone interviewing system throughout 9 Canadian cities, and extensive mall interviewing facilities. Additionally, CF Group maintains a consumer access panel similar to NFO Research's, which allows CF Group to offer its clients seamless cross-border panel-based research.

NFO MarketMind, founded in 1987 with offices in Teaneck, New Jersey, and Melbourne, Australia, owns and licenses the NFO MarketMind(TM) system, which uses proprietary software that combines a set of key diagnostic measures together with the integration, interactive analysis and display of multiple streams of longitudinal data.

RCL is a rapidly growing research-based consulting firm that conducts large-scale studies that help clients to diagnose and monitor brand communications and to optimize media budgets. RCL is located in Teaneck, New Jersey, and is the exclusive licensee of the NFO MarketMind(TM) system in the U.S.

Acquisitions - 1997. NFO aggressively pursued its growth-via-acquisition strategy in 1997 with the December acquisition of New Zealand-based CM Research Group, the leading provider of custom marketing research in that country and one of the largest marketing research organizations in Australia. CM Research has 5 offices and 5 separate operating companies, and conducts studies for a diversified list of blue chip clients. CM Research became part of MBL (see below) for operational purposes, making the latter one of only three marketing research firms in the world with full coverage of the Australasia region.

NFO took significant steps to expand its presence overseas when, in July 1997, it acquired The MBL Group Plc, a leading international marketing research firm. MBL has companies and offices throughout the world, including the UK, the Middle East, Asia, Mainland China and Southeast Asia. Within the group, MBL has specialists in ad hoc quantitative research, qualitative research, telephone research, and executive interviewing. MBL also has specialists in consumer, social, industrial, and business-to-business research and expertise in packaged goods, automotive, pharmaceutical, financial, airline and travel industries. MBL's services include new product development assistance, corporate image evaluation, employee and customer satisfaction research, total quality management studies, brand-development monitoring, and advertising development and tracking.

NFO expanded its presence in the financial services industry through the May 1997 acquisition of Access Research by Spectrem. Access was founded in 1987 and had built a national reputation as a leading source of quantitative and qualitative research, consulting and communications services addressing pension sales, operations and marketing issues, especially in the 401(k) market. The combined resources of Spectrem and Access allow clients to benefit from the most extensive and accurate research on plan sponsors, plan participants and performance benchmarks, along with expert advice on how to use that information to make successful decisions. Access was merged into Spectrem effective September 1, 1999.

In April 1997, NFO acquired Prognostics, one of the leading providers of survey-based quantitative customer satisfaction research to information technology companies. Prognostics is based on Palo Alto, California, with additional offices in Boston, Massachusetts, Seattle, Washington, and London, England, and an affiliate relationship in Japan. Through its proprietary software, advanced survey methodology and in-depth industry knowledge, Prognostics offers the most complete range of services in the marketplace. Information technology companies, having begun to shift from an internal, engineering-based focus to an external, market-driven philosophy, utilize Prognostics' services to assess their strengths, vulnerabilities and competitive opportunities. The end result for the client is improved customer retention rates, better-quality decisions and more efficient use of resources.

Acquisitions - Pre-1997. In 1994, NFO acquired Payment Systems, Inc., a Tampa, Florida-based provider of syndicated research products to the financial services industry. PSI has over 100 clients in such financial service areas as retail, corporate and private banking, insurance, mutual funds, and credit cards. PSI is also very active in the international market, with its London, England, office surveying households in nearly a dozen European countries to determine consumer attitudes toward the usage of debit cards and other financial products. Additionally, PSI conducts research in Africa, the Middle East, the Asia-Pacific region, and in six Latin American countries.

In 1996, as part of its strategy to diversify into the investment industry and insurance sectors, PSI acquired Spectrem, which is headquartered in San Francisco, California, and has offices in New York, New York, Los Angeles, California, Chicago, Illinois, and Hartford, Connecticut. Spectrem began operations in 1990 and has grown into a premiere provider of consulting, mergers and acquisition advice and customized information products to companies in the rapidly expanding investment services industry.

In response to the competitive environment within the healthcare industry and the resulting opportunities afforded to providers of marketing information, NFO acquired Migliara/Kaplan Associates and its affiliate, Chesapeake Surveys Inc., in 1996. M/K, with offices in Baltimore, Maryland, Princeton, New Jersey, and Albany, New York, is the nation's largest custom market research firm serving the pharmaceutical industry. CSI provides data collection and survey services. The studies conducted by M/K and CSI involve not only doctors but other third parties, which compliments NFOR's focus on the consumer. M/K's clients now gain a multi-faceted perspective on all of the latest issues affecting the healthcare and pharmaceutical industry.

Another rapidly changing industry is travel and tourism, which NFO serves through its Plog Research, Inc. subsidiary. Acquired in 1996, Plog is based in Los Angeles, California, and is a leading provider of syndicated research to airlines, hotels, cruise lines and rental car companies. Plog has also conducted both custom and large-scale multi-sponsored studies for major travel and leisure industries.

NFO is committed to providing its clients with increasingly innovative, results-oriented solutions to their information needs. This is why NFO has changed so dramatically over the years and will continue to do so in the future as it strives to become the undisputed global leader in the marketing information business.

CLIENTS

NFO is a leading provider of research-based marketing information and counsel to the worldwide business community. Including its subsidiaries, NFO conducts nearly 17,000 research projects annually for more than 4,000 clients in 38 countries. NFO's clients include 59 of the largest 100 companies on the Fortune
500 list, and 37 of the world's 50 largest pharmaceutical firms.

NFO's enviable roster of clients is further characterized by the longevity of many of these relationships. A number of NFO's core business clients have had ongoing business relationships with NFO for between 30 and 50 years. The longevity of these relationships is enhanced by data comparability with information in the normative databases that NFO has helped its clients build over the years. NFO's data is also used by its clients beyond the research function. For example, some clients have incorporated NFO's data into their internal performance evaluation systems.

NFO's client list includes over 4,000 companies. No single client represented more than 10% of its total revenues in 1999 or 1998. NFO's ten largest clients, which collectively represented approximately 21% of its total 1999 revenues, are as follows:

            o        Bristol Myers Squibb
            o        Daimler Chrysler
            o        Gillette
            o        Deutsche Telekom
            o        Merck
            o        Pfizer, Inc.
            o        The Procter & Gamble Company
            o        Searle
            o        Volkswagen A.G.
            o        Volvo Cars

NFO also has provided the Consumer Confidence Survey among nationally representative households each month for the past 30 years to the Conference Board, a worldwide non-profit business information organization with many of America's largest corporations as members. The Conference Board provides research information to aid businesses in management practices and policy. The U.S. Department of Commerce has recognized the Conference Board's Consumer Confidence Survey performed by NFO as a leading economic indicator since August 1990. Consumer confidence surveys are used by government and private enterprises as predictors of business cycles.

THE MARKETING RESEARCH INDUSTRY

Revenues for the worldwide marketing research industry reached $13.4 billion in 1998 according to the latest data from ESOMAR, the European Society for Opinion and Marketing Research. Spending is estimated at $5.8 billion in Europe (43%), $5.2 billion in North America (39%), $1.6 billion in Asia-Pacific (12%) and $.8 billion elsewhere (6%). In the aggregate, marketing research spending outside North America represented $8.2 billion, or nearly 61%, of worldwide spending.

The worldwide marketing research industry is comprised of thousands of marketing, advertising and public opinion research organizations that measure consumer attitudes and behavior. The industry is comprised primarily of two segments: (i) syndicated research, which generally provides historical information regarding past consumer purchasing decisions (such as aggregate sales or market share within product categories) and is generally made available to the marketplace on a non-exclusive basis, and (ii) custom or ad hoc research, which is performed to the specifications of a particular client.

Custom research involves the measurement of consumer beliefs, attitudes and behavior toward particular products, services, concepts or advertising programs. Custom research is generally conducted by obtaining information from consumers through questionnaires or interviews. Because information is generally solicited directly from consumers, custom research provides insights into consumers' perceptions of products or services and the patterns of purchase and usage of such products and services by consumers with particular demographic or other profiles. Many clients use custom research to interpret the market share or sales information provided by syndicated research. In addition, by testing a proposed product or advertising campaign on a sample of consumers to whom the product or campaign will be directed, a client can obtain information about the targeted consumers' likely response to the product or campaign before incurring the costs associated with the introduction of the product or campaign to the marketplace. The American Marketing Association estimates that there are over three thousand firms performing custom research services in the U.S. alone, with no firm holding a dominant share of that market. NFO believes it is the largest U.S.-based custom marketing research firm.

Custom research may be conducted by panel surveys, unsolicited telephone interviewing, door-to-door personal interviewing and central location interviewing in places such as stores and shopping malls. The largest segment is random telephone interviewing. NFO estimates that panel surveys account for 12% of the segment and involve interviewing members of consumer households who have previously agreed to participate in the research firm's surveys and who have provided demographic and other data about themselves.

NFO believes it is currently the largest custom panel research firm within the industry, the sixth largest research organization in the world, and one of the top three custom marketing research firms worldwide. NFO is niche oriented and attempts to exploit specific areas of marketing research where market growth rates are high, margin potential is good, and barriers to entry/exit and competition are limited. Within the U.S., NFO believes it is ranked number one in the following niche markets: custom healthcare research; syndicated financial services research; panel-based packaged goods and services research; high tech customer satisfaction research; and travel/leisure research.

The custom marketing research industry is very competitive and highly fragmented, with participants ranging from relatively small organizations to large, multinational companies with substantial resources. NFO is also subject to competition from marketing and research departments of various companies, advertising agencies, and business-consulting firms. NFO believes that its principal competitive advantages are in the quality of its design of a marketing research product; the ability to design, perform and report on a research project in a short period of time; its price; consistency of service; the NFO panel; and the global coverage that enables the delivery of consistent research in a multi-country study environment.

COMPETITION

NFO's primary worldwide competitors include the following:

o        Taylor Nelson Sofres, London, England
o        The Kantar Group Ltd., London, England (part of the WPP Group Plc)
o        Gfk AG, Nuremberg, Germany
o        IPSOS Group, S.A., Paris, France
o        NPD Group, Port Washington, New York
o        Market Facts, Inc., Arlington Heights, Illinois (part of the Aegis
         Group)
o        M/A/R/C Inc., Irving, Texas (part of the Omnicom Group)
o        United Information Group, London, England
o        Opinion Research Corp., Princeton, New Jersey

In terms of total research revenues, in 1998 NFO was ranked sixth in the "Top 25 Global Research Organizations" list published by Marketing News in August 1999. Of the top six companies, three primarily provide syndicated marketing information while three, including NFO, primarily provide custom marketing research.

TRADEMARKS, PATENTS, SERVICE MARKS AND PROPRIETARY SOFTWARE

NFO owns several federally registered trademarks and service marks, the most important of which are NFO, NFO Worldwide, NFO Research, National Family Opinion, Payment Systems, PSI, Migliara/Kaplan, Screen Test, NFO MarketMind and MultiCard Survey. NFO uses the name "Carol Adams," the pen name of the founder's wife who originally supervised contacts with NFO's panel households, in written and oral communications with panel members and recruits, to create a personal relationship between NFO and its panel members. Certain of NFO's non-domestic subsidiaries also maintain various trademarks and patents in the countries in which they operate. In addition, NFO has a process patent pending relating to InsightExpress.

NFO considers these trademarks and service marks to be material to its business. NFO vigorously defends its trademarks and service marks against infringement and other unauthorized use. NFO protects its proprietary software and information systems by limiting access to key personnel through the use of password systems.

EMPLOYEES

As of December 31, 1999, NFO had approximately 15,300 employees (3,300 full-time and 12,000 part-time). Approximately 1,500 of the 15,300 employees reside in the U.S. NFO emphasizes the comprehensive training of its personnel. In addition to training in an employee's primary area of responsibility, NFO trains its staff to perform tasks among the different departments to ensure that trained backup staff is available in areas that have periodic short-term increased demand. NFO believes that it has historically experienced low turnover of staff in both the professional and the clerical areas relative to the marketing research industry generally. Long tenure helps to reduce the costs of re-hiring and re-training and establishes and builds upon experience that can be applied to all future work.

None of NFO's domestic employees are subject to a collective bargaining agreement. CF Group has agreements with two separate unions covering certain of its employees in Canada; the United Steelworkers of America covers 67 employees, and Confederation des Syndicats Nationaux covers 45 employees. NFO has not experienced any work stoppages and believes its relations with its employees are good.

OTHER MATTERS

See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion of the Year 2000 and Euro conversion issues and Market Risk Management.

Item 2.  Properties

NFO's primary U.S. operations facility is located in an approximately 148,000 square foot complex located on approximately 77 acres owned by NFO in Toledo, Ohio. Operated from this facility are NFO's data entry, computer, mailing and product storage and handling facilities, a regional sales office and the largest of NFO's three telephone interviewing facilities. The facility was built in 1975 and first expanded in 1982. NFO recently completed an expansion project which added approximately 50,000 square feet of office space to the facility and renovated the existing space. NFO's remaining facilities are all leased.

The following is a summary of NFO's office locations throughout the world:


Company               Locations                        Company             Locations
-------               ---------                        -------             ---------

Executive Offices     Greenwich, CT                    CM Research         Auckland, New Zealand
                                                                           Wellington, New Zealand
NFO Research          Toledo, OH                                           Sydney, Australia
                      Atlanta, GA                                          Brisbane, Australia
                      Chicago, IL                                          Melbourne, Australia
                      Cincinnati, OH
                      Greensboro, NC                   MBL Group /         Hong Kong
                      Greenwich, CT                    Marketing Behaviour Manila, Philippines
                      Minneapolis, MN                                      Dhaka, Bangladesh
                      San Francisco, CA                                    Jakarta, Indonesia
                                                                           Hyderabad, India
Migliara / Kaplan     Baltimore, MD                                        Ho Chi Minh City, Vietnam
Chesapeake Surveys    Princeton, NJ                                        London, England
                      Albany, NY                                           Singapore
                      London, England                                      Shanghai, China
                                                                           Bangkok, Thailand
Donovan Research      Perth, Australia                                     Taipei, Taiwan
                                                                           Colombo, Sri Lanka
PSI Global            Tampa, FL                                            Kuala Lumpur, Malaysia
                      New York, NY
                      San Francisco, CA                MERAC               Manama, Bahrain
                      London, England                                      Dubai, United Arab Emerites
                      Singapore                                            Abu Dhabi, United Arab Emerites
                                                                           Riyadh, Saudi Arabia
Spectrem              New York, NY                                         Jeddah, Saudi Arabia
                      Chicago, IL                                          Damman, Saudi Arabia
                      Hartford, CT                                         Cairo, Egypt
                      San Francisco, CA                                    Beirut, Lebanon
                      Los Angeles, CA
                                                       BJM Research &      London, England
City Research         London, England                  Consultancy

CF Group              Toronto, Canada                  Marketing Blueprint London, England
                      Montreal, Canada
                      Ottawa, Canada                   Infratest Burke     Munich, Germany
                      Vancouver, Canada                                    Berlin, Germany
                                                                           Frankfurt, Germany
Stochastic            London, England                                      Nuremburg, Germany (JV)
                                                                           Wetzlar, Germany
Prognostics           Palo Alto, CA                                        Bad Homburg, Germany (JV)
                      Boston, MA                                           London, England
                      Seattle, WA                                          Edinburgh, England
                      London, England                                      Paris, France
                                                                           Milan, Italy
NFO Interactive       Greenwich, CT                                        Rome, Italy
                                                                           Gothenburg, Sweden
NFO Ad:Impact         Greenwich, CT                                        Stockholm, Sweden
                      San Francisco, CA                                    Madrid, Spain (JV)
                                                                           Basel, Switzerland (JV)
Infocom               Palo Alto, CA                                        Istanbul, Turkey
                                                                           Amsterdam, Netherlands
Plog Research         Los Angeles, CA                                      Copenhagen, Denmark
                      East Brunswick, NJ                                   Prague, Czech Republic (P)
                                                                           Helsinki, Finland
Ross-Cooper-Lund      Teaneck, NJ                                          Cracow, Poland (P)
                                                                           Budapest, Hungary (P)
NFO MarketMind        Teaneck, NJ                                          Bratislava, Slovak Republic (P)
Technologies          Melbourne, Australia                                 Cincinnati, OH
                                                                           Rochester, RI
                                                                           JV:  50% joint venture
                                                                           P:  Cooperation partners

Item 3.  Legal Proceedings

NFO is not a party to any litigation that is expected to have a material effect on the operations or business of NFO.

Item 4.  Submission of Matters to a Vote of Security Holders

Not Applicable.

                                     PART II

Item 5.  Market for the Registrant's Common Equity and Related Stockholder
         Matters

NFO common stock has traded on the New York Stock Exchange since December 29, 1997, under the symbol "NFO". From the completion of NFO's initial public offering in April 1993 until December 29, 1997, shares of NFO common stock were traded on the NASDAQ National Market tier of the NASDAQ Stock Exchange under the symbol "NFOR".

As of March 17, 2000, there were 289 stockholders of record. NFO believes the total number of beneficial shareholders to be in excess of 3,000 based on the information gathered in distributing NFO's shareholder communications, such as the Proxy Statement.

The following table sets forth, for the periods indicated, the high and low sales prices per share for NFO's common stock as reported on the New York Stock Exchange.

                                                Sales Price
                                                -----------
Calendar Year 1999                    High                        Low
------------------                    ----                        ---
First Quarter                       $ 12.500                   $  8.500
Second Quarter                        14.875                      9.500
Third Quarter                         15.875                     10.750
Fourth Quarter                        22.875                     10.000

Calendar Year 1998                    High                        Low
------------------                    ----                        ---
First Quarter                       $ 21.375                   $ 16.750
Second Quarter                        22.000                     15.625
Third Quarter                         18.750                      9.000
Fourth Quarter                        14.750                      5.550

Since its initial public offering, NFO has never declared or paid any cash dividends on its capital stock. NFO currently intends to retain any earnings or other cash resources to repay indebtedness and finance growth and therefore does not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of NFO's Board of Directors and will be dependent upon the results of operations, financial condition, contractual restrictions and other factors deemed relevant by the Board of Directors.

Item 6.  Selected Financial Data

Selected Financial Data
(in thousands, except per share data)



                                                               Years Ended December 31,
                                    1999(1)           1998              1997             1996              1995
                                 -----------       -----------       -----------      -----------       -----------

Income Statement Data(2):
Revenues                         $   457,198       $   275,351       $   190,229      $   154,943       $   113,095
Operating Income                      13,046            29,328            23,275           21,377            16,469
Net (Loss) Income                     (6,170)           14,490            12,505           10,616             9,159
Basic Earnings per Share(3)             (.28)              .68               .62              .53               .49
Diluted Earnings per Share(3)           (.28)              .67               .60              .51               .48

Balance Sheet Data(2):
Working Capital                  $    34,103       $    31,915       $    28,464      $    19,650       $    15,681
Total Assets                         426,062           451,798           170,274          125,443            86,781
Total Debt                           175,857           191,053            25,169            5,300             2,664
Stockholders' Equity                 124,252           121,763            96,724           74,397            51,226



(1) Includes pretax special charges of $21.7 million, primarily to write-off the intangible assets associated with NFO's financial services businesses, which have been deemed to be permanently impaired. Special charges after tax aggregated $17.8 million, or ($.80) per diluted share.

(2) The above tables have been prepared to give retroactive effect to the mergers with Prognostics on April 1, 1997, and The MBL Group plc. on July
     11, 1997, which were accounted for using the pooling of interests method.
     For a discussion of acquisitions, see Note 17 to the Consolidated Financial
     Statements.

(3) For comparability, the basic and diluted earnings per share reflect the 3-for-2 stock splits effected on October 15, 1997, and February 5, 1996.


Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business

NFO Worldwide, Inc., together with its subsidiaries, is a leading provider of research-based marketing information and counsel to the worldwide business community. It has over 4,000 clients globally. NFO combines in-depth knowledge of key market sectors with innovative data collection methodologies and value added products. These market sectors include consumer packaged goods and foods, healthcare, financial services, automotive/travel and leisure, and information technology. Some key products and services of NFO include continuous brand tracking, online research, consumer access panels, multi-country research, market evaluation, product development, customer satisfaction, pricing and distribution, and advertising effectiveness.

On December 20, 1999, NFO and The Interpublic Group of Companies, Inc. signed a definitive merger agreement whereby Interpublic will acquire all of the outstanding shares of NFO common stock. The merger is a strategic global alliance between NFO's marketing research strengths and Interpublic's diverse advertising and communications expertise. Management believes the merger will allow both companies to cross-sell their services in complimentary markets as clients are increasingly expecting expert market evaluation to be part of their overall advertising and promotional campaigns. NFO has scheduled a shareholders' meeting for April 5, 2000, to vote on the proposed merger.

Results of Operations

The following table sets forth for the periods indicated certain income statement data for NFO.


                                                                                                    Percentage
                                                                                               Increase   (Decrease)
                                                           Income Statements                     1999        1998
                                                        Years Ended December 31,                 Over        Over
                                               1999(1)           1998              1997          1998        1997
                                            -----------       -----------       ----------    ----------  ----------

(in thousands, except per share data)
Revenues                                    $   457,198       $   275,351       $  190,229       66.0%      44.7%
Costs and Expenses:
   Cost of Revenues                             239,661           127,006           83,357       88.7       52.4
   Selling, General & Administrative            169,746           109,023           76,705       55.7       42.1
   Amortization                                  25,046             5,080            4,094      393.0       24.1
   Depreciation                                   9,699             4,914            2,798       97.4       75.6
                                            -----------       -----------       ----------    ----------  ----------
     Operating Income                            13,046            29,328           23,275      (55.5)      26.0
   Interest Expense, Net                         14,084             3,750              669      275.6      460.5
   Equity Interest in Net (Income) Loss
     of Affiliated Companies & Other             (2,221)              221              200    (1105.0)      10.5
       Income Before Income Taxes           -----------       -----------       ----------    ----------  ----------
         and Minority Interest                    1,183            25,357           22,406      (95.3)      13.2
   Provision for Income Taxes                     6,787            10,489            8,895      (35.3)      17.9
                                            -----------       -----------       ----------    ----------  ----------
     Net (Loss) Income Before Minority
       Interest                                  (5,604)           14,868           13,511     (137.7)      10.0
   Minority Interest                                566               378            1,006       49.7      (62.4)
                                            -----------       -----------       ----------    ----------  ----------
       Net (Loss) Income                    $    (6,170)      $    14,490       $   12,505     (142.6%)     15.9%
                                            ===========       ===========       ==========    ==========  ==========

Earnings per Share(2):
   Basic                                    $      (.28)      $       .68       $      .62     (141.2%)      9.7%
                                            ===========       ===========       ==========    ==========  ==========
   Diluted                                  $      (.28)      $       .67       $      .60     (141.8%)     11.7%
                                            ===========       ===========       ==========    ==========  ==========

Weighted Average Shares Outstanding(2):
   Basic                                         22,006            21,154           20,265        4.0%       4.4%
                                            ===========       ===========       ==========    ==========  ==========
   Diluted                                       22,006            21,704           20,832        3.1%       4.2%
                                            ===========       ===========       ==========    ==========  ==========



(1) Includes pretax special charges of $21.7 million, primarily to write-off the intangible assets associated with NFO's financial services businesses, which have been deemed to be permanently impaired. Special charges after tax aggregated $17.8 million, or ($.80) per diluted share.

(2) For comparability, the earnings per share and share data reflect the 3-for-2 stock split effected October 15, 1997.

Special Note Regarding Forward-Looking Statements

As certain of the statements made in this annual report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, they involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of NFO to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, clients' timing of new product introductions and reformulations, clients' marketing budgets, industry and economic conditions, changes in management or ownership of a client, the effect of NFO's competition on client purchasing decisions, the strategic decisions of NFO's management team, the extent to which NFO is successful in developing and marketing its interactive marketing research techniques, the effect of foreign exchange rate fluctuations and other factors referenced in this report. In addition, the success of NFO's worldwide expansion efforts is dependent in part upon the successful application of NFO's methodologies to different business and consumer environments.

Acquisitions

On November 20, 1998, NFO acquired all of the outstanding shares of capital stock of Infratest Burke Aktiengesellschaft Holding. Founded in 1947, Infratest Burke is headquartered in Munich, Germany, and ranks as one of the top four custom marketing research firms in Europe with 35 offices in 15 countries. NFO believes the combination of NFO and Infratest Burke created the sixth largest marketing research firm in the world, and one of the top three custom marketing research companies globally.

On October 23, 1998, NFO acquired all the outstanding stock of City Research Group Plc. City Research, founded in 1978 and headquartered in London, England, is a leading UK marketing research firm specializing in commercial banking.

On October 1, 1998, NFO acquired substantially all the net assets of Donovan Research Pty. Ltd. Donovan, founded in 1974 and headquartered in Perth, Australia, is a full service custom research agency with a leading position in fast-moving consumer goods, public policy, tourism, customer satisfaction and continuous tracking research. In addition to its own branded products, AdTest and Packtest, Donovan is also the exclusive regional licensee of NFO MarketMind(TM), a global brand tracking system acquired by NFO in March 1998.

On August 31, 1998, NFO acquired substantially all the net assets of Stochastic International Pty. Ltd. Stochastic is the developer of the Stochastic Reaction Monitor continuous brand tracking system, which provides guidance on brand positioning to more than 60 companies in 33 countries. Stochastic was founded in 1981 and is headquartered in London, England.

On April 3, 1998, NFO acquired 100% of the outstanding stock of CF Group, Inc. Founded in 1932, CF Group operates three companies in Canada: Canadian Facts, the largest custom marketing research organization in Canada, Applied Research Consultants, and Burke International. CF Group is headquartered in Toronto, Canada, and has Canadian client service offices in Montreal, Ottawa and Vancouver.

On March 4, 1998, NFO acquired, in separate transactions, substantially all the net assets of MarketMind Technologies and Ross-Cooper-Lund. NFO MarketMind owns and licenses the NFO MarketMind(TM) system, which uses proprietary software that combines a set of key diagnostic measures together with the integration, interactive analysis and display of multiple streams of longitudinal data. RCL is a research-based consulting firm focused on brand-building strategies and is the exclusive licensee of the NFO MarketMind(TM) system in the U.S.

The 1998 acquisitions have been accounted for using the purchase method. Accordingly, NFO's financial statements include the results of operations from the effective date of the respective acquisitions.

On December 12, 1997, NFO acquired 100% of the outstanding stock of CM Research Group, Ltd., headquartered in Auckland, New Zealand. CM is the leading provider of custom marketing research in New Zealand and one of the larger marketing research organizations in Australia. This acquisition was accounted for using the purchase method.

On July 11, 1997, NFO acquired The MBL Group plc, headquartered in London, England, a leading international marketing research firm with offices throughout the UK, the Middle East, and Asia. NFO issued 2,046,363 (adjusted for the 3-for-2 stock split effective October 15, 1997) shares of NFO common stock. The acquisition was accounted for as a pooling of interests. NFO also entered into agreements with minority shareholder employees of the various MBL operating subsidiaries to repurchase a portion of the minority shares during 1997 and the remainder in three years. The purchase of the minority interests in MBL's subsidiaries has been accounted for using the purchase method.

On May 28, 1997, NFO acquired Access Research, Inc., Windsor, Connecticut, a research-based financial services consulting firm specializing in the retirement market. This acquisition was accounted for using the purchase method. Effective September 1, 1999, Access Research was merged into The Spectrem Group.

On April 1, 1997, NFO acquired 100% of the outstanding stock of Prognostics, Palo Alto, California, a leading provider of survey-based quantitative customer satisfaction research to information technology companies worldwide. NFO issued 2,589,720 (adjusted for the 3-for-2 stock split effective October 15, 1997) shares of NFO common stock. The transaction was accounted for as a pooling of interests.

As a result of the 1997 pooling of interests transactions, the accompanying financial statements reflect the combined results of NFO, Prognostics, and MBL for all periods presented.

1999 Compared to 1998

In December 1999, NFO recorded $21.7 million in pre-tax special charges, primarily to write-off the intangible assets associated with NFO's financial services business, which were deemed to be permanently impaired. Approximately $16.0 million of the total special charges was charged to amortization expense, while the remainder was charged to cost of revenues and SG&A expenses. These special charges, which are primarily non-cash in nature, amounted to $17.8 million, or $0.80 per diluted share, on an after-tax basis.

NFO's revenues increased 66% to $457.2 million in 1999 from $275.4 million in 1998. Organic revenue growth for the year exceeded 6%, while acquisitions and currency translation effects accounted for the remaining increase. North American revenues increased 12%, with 5% from organic growth and 7% driven by acquisitions. Revenues within Europe increased dramatically, primarily due to organic growth of 10% and the first time inclusion of Infratest Burke. Revenue growth in Australasia and the Middle East was 11%, 7% through organic growth and 4% related to acquisitions.

Cost of revenues increased 89% to $239.7 million from $127.0 million in the prior year. The increase in cost of revenues was primarily the result of increased revenues in each of NFO's three operating segments and the addition of the newly acquired companies totaling $103.6 million in 1999. Cost of revenues also includes a non-cash charge of $2.4 million relating to the write-off of long-term deferred program costs within the North American financial services businesses which were deemed to be permanently impaired.

Selling, general, and administrative expenses increased 56% to $169.7 million from $109.0 million in 1998. Increases were predominately the result of the newly acquired companies, $47.2 million, and increased staffing expenses, $8.3 million. Also included in the increase is a non-cash charge of $2.8 million primarily relating to the adjustment to net realizable value of certain assets. NFO's selling, general and administrative expenses were also influenced by inflationary factors.

Depreciation and amortization expenses increased 248% to $34.7 million from $10.0 million in the previous year. Approximately $16.0 of the total increase was due to the financial services related special charges. The remaining increase was due to acquisition activity as well as increased capital investments.

Operating income, as reported, decreased 56% to $13.0 million from $29.3 million in 1998. Excluding the special charges, operating income increased 18%, from $29.3 million in 1998 to $34.7 million in 1999. Operating income margins, excluding the special charges, were 7.6% in 1999 compared to 10.7% in 1998.

Interest expense increased to $14.1 million from $3.8 million in the prior year. The increase was primarily the result of increased borrowings to fund acquisitions and capital expenditures.

Income tax expense decreased to $6.8 million from $10.5 million the previous year. NFO's effective tax rate in 1999 was 573.7%. However, excluding the special charges totaling $17.8 million after tax, NFO's effective tax rate was 46.7% in 1999 compared to 41.4% in 1998.

As a result of the items mentioned above, NFO reported a net loss of ($6.2) million or ($.28) per diluted share in 1999, as compared to a net profit of $14.5 million or $.67 per diluted share in 1998. Excluding the special charges, NFO's 1999 net income was $11.6 million, or $.52 per diluted share.

1998 Compared to 1997

NFO's revenues increased 45% to $275.4 million from $190.2 million in 1997. Strong revenue growth occurred in each of NFO's operating segments: North America increased 32% to $186.4 million, Europe increased 103% to $50.4 million, and Australasia and the Middle East increased 61% to $40.1 million.

Within North America, NFO's technologies group experienced very strong performance, and its healthcare and travel and leisure sectors registered double-digit growth. Revenues within NFO's North American financial services sector decreased 16% for the year due to the softness within PSI Global, NFO's lead financial services unit. The increases in Europe and Australasia and the Middle East were principally the result of acquisitions, with combined organic revenue growth of 13%. Currency translation effects negatively impacted organic international revenues for the year by $3.2 million, or 6%. NFO's consolidated organic revenues grew 13%, excluding the effects of PSI Global and currency translations.

Cost of revenues increased 52% to $127 million from $83.4 million the previous year. The increase in cost of revenues was primarily the result of increased revenues in each of NFO's three operating segments and the addition of the newly acquired companies in 1998, totaling $40.1 million. The remainder of the increase in cost of revenues was the result of NFO's continued investment in its North American high technology/telecommunications sector.

Selling, general, and administrative expenses increased 42% to $109 million from $76.7 million in 1997. Increases were predominately the result of the newly acquired companies, $25.1 million, and increased staffing expenses, $4.5 million. NFO's selling, general and administrative expenses were also influenced by inflationary factors.

Depreciation and amortization expenses increased 45% to $10 million from $6.9 million in the previous year. The increase was due to the acquisition activity as well as increased capital investment.

As a result of the items discussed above, operating income in 1998 increased 26% to $29.3 million from $23.3 million in 1997. Operating income margins were 10.7% in 1998 compared to 12.2% in 1997. This decrease was due almost entirely to the decreased financial performance of PSI Global, which was partially offset by the positive margin contributions from the newly acquired companies as well as reduced losses within NFO's Interactive Division. Excluding the effects of (a) acquisitions and negative currency translation effects in 1998, (b) pooling transaction expenses in 1997, and (c) the operating results of PSI Global in both years, NFO's organic operating income increased 15% in 1998. Also, contributing to the increase was organic growth, offset by lower operating results in NFO's financial services sector.

Interest expense increased to $3.8 million from $.7 million in the previous year. The increase was primarily the result of increased borrowings to fund acquisitions and capital expenditures.

Income tax expense increased $1.6 million to $10.5 million from $8.9 million in 1997. The expense reflects NFO's combined U.S. Federal and State tax rate of approximately 40%, plus the effects of non-deductible expenses, primarily goodwill amortization. The increase in the effective tax rate from 40% to 41% was largely due to an increase in the non-U.S. effective tax rate.

Minority interests decreased 62% to $.4 million from $1 million in 1997. The decline was directly related to the purchase of a significant portion of the minorities' shares in the MBL acquisition in July 1997, as well as decreased profitability within this group.

The result of items discussed above was that net income in 1998 increased 16% to $14.5 million from $12.5 million in 1997. The 12% increase in diluted earnings per share to $.67 from $.60 was the direct result of the increase in net income.

Liquidity and Capital Resources

Working capital as of December 31, 1999, was $34.1 million, an increase of $2.2 million from December 31, 1998. The primary reasons for the change in working capital were increases in cash of $2.3 million and unbilled receivables of $1.3 million, and decreases in accounts payable of $11.5 million and accrued liabilities of $10.1 million, partially offset by decreases in accounts receivable of $8.2 million and prepaids of $2.1 million and increases in net deferred tax liabilities of $2.9 million and customer billings in excess of revenues earned of $9.8 million. The decrease in accruals was predominantly the result of a reduction in accrued income taxes of $6.1 million, accrued purchase price payable of $3.9 million and accrued profit sharing of $3.1 million. These declines correlate to the reduced profitability of NFO in 1999 as compared to 1998. The fluctuations in the other working capital components were the result of routine timing of transactions.

On March 26, 1999, NFO successfully completed the private placement of $7 million in senior notes and $8 million in senior subordinated notes, the proceeds of which were used to reduce then-existing debt. The senior and subordinated notes bear interest at the fixed rates of 7.52% and 9.84%, respectively, and are due November 15, 2008. The senior and subordinated notes are to be repaid in equal annual installments of $1 million and $2.67 million beginning in 2002 and 2006, respectively.

On November 20, 1998, NFO privately placed an aggregate principal amount of $72 million of senior and subordinated notes. The private placement consisted of $17 million of series A senior notes due November 15, 2005, $38 million of series B senior notes due November 15, 2008, and $17 million of 9.84% subordinated notes due November 15, 2008. The series A senior notes and the series B senior notes bear interest at fixed annual rates of 7.18% and 7.52%, respectively. These rates reflect a reduction from 7.48% and 7.82%, respectively, when NFO satisfied certain conditions contained in the notes with the placement of the March 1999 senior and subordinated notes discussed above. The notes are guaranteed by certain subsidiaries of NFO and were used to finance a portion of the acquisition of Infratest Burke and to pay related fees and expenses.

On March 9, 1998, NFO successfully entered into two financing agreements: a private placement of $40 million of senior notes and a $75 million revolving credit facility. Borrowings available under these combined facilities total $115 million and are unsecured. Proceeds were used to pay off NFO's then-existing debt of approximately $32 million, finance acquisitions, capital expenditures and working capital. The revolving credit facility replaced NFO's then-existing $35 million revolving credit facility.

The $40 million in senior notes, due March 1, 2008, bear interest at the fixed rate of 6.83% and are to be repayable in equal installments of approximately $5.7 million per year starting in 2002. The $75 million unsecured credit facility has an ultimate maturity date of March 2003 and enables NFO to borrow in multiple currencies at interest rates tied to LIBOR or the prime rate, at NFO's option.

In conjunction with the Infratest Burke acquisition and the financing thereof, NFO amended its $75 million revolving credit facility and its $40 million senior notes, each originally dated March 9, 1998. The amendments provide, among other things, that NFO's obligations will be guaranteed by certain subsidiaries of NFO. In addition, the amendments increased the rates at which interest annually accrues under the obligations.

NFO anticipates that existing cash, together with internally generated funds and its credit availabilities, will provide NFO with the resources needed to satisfy potential acquisitions, capital expenditures, and NFO's growing working capital requirements. The timing and magnitude of future acquisitions will be the single most important factor in determining NFO's long-term capital needs.

Inflation

Inflation has historically had only a minor effect on NFO's results of operations and its internal and external sources of liquidity and working capital because NFO has generally been able to increase prices to reflect cost increases resulting from inflation.

Seasonality

NFO's business activity has traditionally reflected a modest seasonality factor with slightly higher revenues in NFO's fourth quarter. This seasonality reflects increased research spending in the fourth quarter by clients seeking to complete research studies prior to the holiday season and the close of their fiscal year. Also, NFO generally initiates several large-scale annual projects and tracking programs during the fourth quarter of each year.

Excluding the affect of acquisitions, over the past three years, the fourth quarter has represented between 27.1% and 34.4% of NFO's annual revenues. Each of the remaining three quarters ranged between 17.8% and 26.3% of the annual total.

Future Required Accounting Changes

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This Statement, as amended, is effective for all fiscal quarters in all fiscal years beginning after June 15, 2000. The adoption of this Statement is not expected to have a material effect on NFO's financial condition or results of operations.

Year 2000 Issues

NFO was Year 2000 compliant in all material respects as of January 1, 2000. Based on a survey of NFO's subsidiaries worldwide, only minor Year 2000 issues were reported after the new year. None of the items reported, individually or in the aggregate, had or are expected to have a material impact on NFO's operations.

However, in preparing for Year 2000 compliance, NFO developed a contingency plan. The plan was based on an impact analysis of all proprietary custom software programs and systems, testing of mission critical and non-critical systems and software for Year 2000 compliance by using a series of Year 2000 test dates, and coordination with clients, vendors, affiliates and other outside parties.

In developing its contingency plan, NFO believed the most likely worst case scenario would be for a non-critical application or system to not be Year 2000 compliant on January 1, 2000. NFO's contingency plan included manually addressing non-critical applications and systems compliance problems. Additionally, NFO has the ability to readily outsource many of its data collection and processing processes should the need arise.

NFO estimates that total Year 2000 compliance costs incurred from 1997 through December 31, 1999, were approximately $930,000, including capital expenditures of approximately $433,000. Additionally, as there were no significant issues encountered as of January 1, 2000, relating to Year 2000 compliance, NFO believes that any costs spent after December 31, 1999, on Year 2000 compliance matters will be nominal.

The Euro Conversion

On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency, the Euro. NFO conducts business in member countries. The transition period for the Euro is from January 1, 1999, to June 30, 2002. NFO is addressing the issues involved with the introduction of the Euro. The more important issues include converting information technology systems, reassessing currency risk, and processing accounting and tax records.

Based upon progress to date, NFO believes that use of the Euro will not have a significant impact on the manner in which NFO conducts its business and processes its accounting records. Accordingly, conversion to the Euro is not expected to have a material effect on NFO's financial condition or results of operations.

Market Risk Management

NFO is exposed to market risk, including changes in interest rates and foreign currency exchange rates. NFO currently does not have any derivative financial instruments. However, NFO may consider utilizing derivatives in the future in an attempt to mitigate foreign currency exchange rate risk. NFO conducts business in 38 countries throughout the world and has a significant presence in North America, Europe, Australasia and the Middle East. Accordingly, NFO is subject to foreign currency exchange rate risk in those countries.

The table below provides information on NFO's debt instruments as of December 31, 1999 (dollars in thousands):



                                                            Long-Term Debt -                Long-Term Debt -
                                                              Fixed Rate                     Variable Rate
                                                     ------------------------------   ------------------------------
                                                      Principal         Average        Principal        Average
                                                        Amount       Interest Rate       Amount      Interest Rate
                                                        ------       -------------       ------      -------------

2000                                                 $       295         8.28%        $       151       10.88%
2001                                                       3,637         7.26                 170       11.59
2002                                                      17,749         7.13               8,160        5.97
2003                                                      15,784         7.18              35,618        6.43
2004                                                      15,763         7.18                   -           -
Thereafter                                                78,530         8.03                   -           -
                                                     -----------         ----         -----------        ----
   Total                                             $   131,758         7.68%        $    44,099        6.38%
                                                     ===========         ====         ===========        ====

Stock Information

Shares of NFO common stock have traded on the New York Stock Exchange since December 29, 1997, under the symbol "NFO". From the completion of NFO's initial public offering in April 1993 until December 29, 1997, shares of NFO common stock traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol "NFOR".

NFO did not declare or pay any cash dividends during 1999, 1998, or 1997. The following table sets forth, for the periods indicated, its high and low sales prices per share as reported on the New York Stock Exchange.

                                                Sales Price
                                                -----------
Calendar Year 1999                    High                        Low
------------------                    ----                        ---
First Quarter                       $ 12.500                   $  8.500
Second Quarter                        14.875                      9.500
Third Quarter                         15.875                     10.750
Fourth Quarter                        22.875                     10.000

Calendar Year 1998                    High                        Low
------------------                    ----                        ---
First Quarter                       $ 21.375                   $ 16.750
Second Quarter                        22.000                     15.625
Third Quarter                         18.750                      9.000
Fourth Quarter                        14.750                      5.550


Item 8.  Financial Statements and Supplemental Data

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of NFO Worldwide, Inc.:

We have audited the accompanying consolidated balance sheets of NFO Worldwide, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1997 financial statements of The MBL Group plc, included in the consolidated financial statements of NFO Worldwide, Inc., which statements reflect total revenues of 26 percent of the related 1997 consolidated total, after adjustment to reflect translation into U.S. dollars and accounting principles generally accepted in the United States. The financial statements of The MBL Group plc, prior to those adjustments, were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for The MBL Group plc, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NFO Worldwide, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The schedule referred to in Item 14 is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the consolidated financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the consolidated financial statements and, in our opinion, based on our audit and the report of other auditors, fairly states in all material respects the financial data required to be set forth therein in relation to the consolidated financial statements taken as a whole.

                                                         /s/ ARTHUR ANDERSEN LLP
                                                         -----------------------
New York, New York,
February 25, 2000

          REPORT OF THE AUDITORS TO THE SHAREHOLDERS OF THE MBL GROUP plc

We have audited the financial statements of The MBL Group plc for the year ended December 31, 1997, which have been prepared under the historical cost convention and in accordance with generally accepted accounting principles applicable in the United Kingdom.

Respective Responsibilities of Directors and Auditors

The Company's directors are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of Opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board which are substantially the same as those followed in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion, the financial statements give a true and fair view of the group's profit and cash flows for the year ended December 31, 1997, and have been properly prepared in accordance with generally accepted accounting principles in the United Kingdom.

/s/ Soteriou Banerji
--------------------
Registered Auditors and Chartered Accountants
253 Gray's Inn Road
London, WC1X 8QT
Date February 23, 1998

Consolidated Balance Sheets
As of December 31, 1999 and 1998 (in thousands, except per share data)


                                                                                       1999              1998
                                                                                    -----------      -----------

Assets:
Current Assets:
Cash and Cash Equivalents                                                           $    20,062      $    17,739
   Receivables:
     Trade, Less Allowance for Doubtful Accounts
       of $2,664 and $967 in 1999 and 1998, respectively                                 90,052           98,250
     Unbilled Receivables                                                                23,774           22,524
   Prepaid Expenses and Other Current Assets                                             14,913           15,524
                                                                                    -----------      -----------
       Total Current Assets                                                             148,801          154,037

Property and Equipment, Net (Note 3)                                                     48,364           44,472
Intangible Assets (Note 4)                                                              212,484          231,225
Other Assets                                                                             16,413           22,064
                                                                                    -----------      -----------
         Total Assets                                                               $   426,062      $   451,798
                                                                                    ===========      ===========

Liabilities and Stockholders' Equity:
Current Liabilities:
   Current Maturities of Long-Term Debt (Note 5)                                    $       446      $       396
   Accounts Payable                                                                      20,467           31,945
   Accrued Liabilities (Note 6)                                                          52,985           63,122
   Customer Billings in Excess of Revenues Earned                                        35,400           25,647
   Other Current Liabilities                                                              5,400            1,012
                                                                                    -----------      -----------
       Total Current Liabilities                                                        114,698          122,122
                                                                                    -----------      -----------

Long-Term Liabilities:
Long-Term Debt, Less Current Portion (Note 5)                                           175,411          190,657
   Accrued Pension, Postretirement Benefits & Other (Notes 9 and 10)                      8,854           14,092
                                                                                    -----------      -----------
       Total Long-Term Liabilities                                                      184,265          204,749
                                                                                    -----------      -----------
       Total Liabilities                                                                298,963          326,871
                                                                                    -----------      -----------

Commitments and Contingencies (Note 15)

Minority Interests                                                                        2,847            3,164

Stockholders' Equity (Note 11):
   Common Stock, Par Value $.01 per Share; 60,000 Shares
     Authorized; 22,360 and 21,401 Shares Issued and
     Outstanding at December 31, 1999 and 1998, respectively                                224              214
   Additional Paid-In Capital                                                            73,047           63,723
   Retained Earnings                                                                     54,365           60,535
   Accumulated Other Comprehensive Loss:
     Minimum Pension Liability, Net of Income Taxes                                           -             (631)
     Foreign Currency Translation Adjustment                                             (3,384)          (2,078)
                                                                                    -----------      -----------
       Total Stockholders' Equity                                                       124,252          121,763
                                                                                    -----------      -----------
         Total Liabilities and Stockholders' Equity                                 $   426,062      $   451,798
                                                                                    ===========      ===========



                 See notes to consolidated financial statements.

Consolidated Income Statements
For the years ended December 31, 1999, 1998, and 1997 (in thousands, except per share data)


                                                                      1999              1998             1997
                                                                  -----------       -----------      -----------

Revenues                                                          $   457,198       $   275,351      $   190,229
Costs and Expenses:
   Cost of Revenues                                                   239,661           127,006           83,357
   Selling, General and Administrative                                169,746           109,023           76,705
   Amortization                                                        25,046             5,080            4,094
   Depreciation                                                         9,699             4,914            2,798
                                                                  -----------       -----------      -----------
     Operating Income                                                  13,046            29,328           23,275
Interest Expense, Net                                                  14,084             3,750              669
Equity Interest in Net (Income) Loss of Affiliated
   Companies and Other                                                 (2,221)              221              200
                                                                  -----------       -----------      -----------
     Income Before Income Taxes and Minority Interests                  1,183            25,357           22,406
Provision for Income Taxes                                              6,787            10,489            8,895
                                                                  -----------       -----------      -----------
     Net (Loss) Income Before Minority Interests                       (5,604)           14,868           13,511
Minority Interests                                                        566               378            1,006
                                                                  -----------       -----------      -----------
     Net (Loss) Income                                            $    (6,170)      $    14,490      $    12,505
                                                                  ===========       ===========      ===========

Earnings per Share (Note 13):
     Basic                                                        $      (.28)      $       .68      $       .62
                                                                  -----------       -----------      -----------
     Diluted                                                      $      (.28)      $       .67      $       .60
                                                                  -----------       -----------      -----------
Weighted Average Number of Common Shares
   Outstanding and Common Equivalent Shares
   During the Period:
     Basic                                                             22,006            21,154           20,265
                                                                  -----------       -----------      -----------
     Diluted                                                           22,006            21,704           20,832
                                                                  -----------       -----------      -----------



                 See notes to consolidated financial statements.


Consolidated Statement of Stockholders' Equity
For the years ended December 31, 1999, 1998, and 1997 (in thousands)




                                                                                            Accumulated                  Comprehen
                                                                    Additional                 Other          Total        -sive
                                                  Common    Common    Paid-In   Retained   Comprehensive    Stockholders'  Income
                                                  Shares     Stock    Capital   Earnings   Income (Loss)      Equity       (Loss)
                                                  ------     -----    -------   --------   -------------      ------       ------

   Balance at December 31, 1996                   20,055     $ 134    $40,662   $ 33,540   $          61     $74,397
    Net Income                                                                    12,505                      12,505      $12,505

   Accrual of Minimum Pension Liability,
    Net of Income Taxes of ($6)                                                                       (23)       (23)         (23)
    Translation Adjustments                                                                        (1,333)    (1,333)      (1,333)
                                                                                                                           -------
   Comprehensive Income
                                                                                                                          $11,149
                                                                                                                          =======
   Acquisitions                                      497         4      7,713                                7,717
   Stock Split                                                  68        (68)                                   -
   Conversion of Note Payable                         17         1         83                                   84
   Tax Benefit on Exercised Options                                     2,439                                2,439
   Payment of Non-Recourse Notes                                           11                                   11
   Other Issuances                                   161         1        926                                  927
                                                  ------     -----    -------   --------   -------------    ------
       Balance at December 31, 1997               20,730       208     51,766     46,045          (1,295)   96,724

   Net Income                                                                     14,490          14,490   $14,490
   Accrual of Minimum Pension Liability,
     Net of Income Taxes of ($227)                                                                  (285)     (285)        (285)
   Translation Adjustments                                                                        (1,129)   (1,129)      (1,129)
                                                                                                                         -------
   Comprehensive Income                                                                                                 $13,076
                                                                                                                         =======
   Acquisitions                                      468         4      8,655                                8,659
   Tax Benefit on Exercised Options                                     1,778                                1,778
   Payment of Non-Recourse Notes                                            7                                    7
   Other Issuances                                   203         2      1,517                                1,519
                                                  ------     -----    -------   --------   -------------    ------
       Balance at December 31, 1998               21,401       214     63,723     60,535          (2,709)  121,763

   Net Loss                                                                       (6,170)                   (6,170)    $(6,170)
   Translation Adjustments                                                                        (1,306)   (1,306)     (1,306)
   Adjustment of Minimum Pension Liability,
     Net of Income Taxes of $457                                                                     631       631         631
                                                                                                                       -------
   Comprehensive Loss                                                                                                  $(6,845)
                                                                                                                       ========
   Acquisitions                                      516         5      5,315                                5,320
   Tax Benefit on Exercised Options                                       776                                  776
   Other Issuances                                   443         5      3,233                                3,238
                                                  ------     -----    -------   --------   -------------    ------
       Balance at December 31, 1999               22,360     $ 224    $73,047   $ 54,365   $      (3,384) $124,252
                                                  ======     =====    =======   ========   =============  ========




The shares presented reflect the 3-for-2 stock split effected on October 15, 1997 (Note 11).

                 See notes to consolidated financial statements.


Consolidated Statements of Cash Flows
For the years ended December 31, 1999, 1998, and 1997 (in thousands)



                                                                      1999              1998             1997
                                                                  -----------       -----------      -----------

Cash Flows From Operating Activities:
   Net (Loss) Income                                              $    (6,170)      $    14,490      $    12,505
   Adjustments to Reconcile Net (Loss) Income to Net
   Cash Provided by Operating Activities:
     Minority Interest                                                    566               378            1,006
     Amortization                                                      25,046             5,080            4,094
     Depreciation                                                       9,699             4,914            2,798
     Deferred Income Taxes                                             (1,498)              712             (426)
     Equity Interest in Net (Income) Loss
       of Affiliated Companies                                         (2,267)               57              200
     Dividends Paid to Minority Interests                                (294)             (175)            (369)
     Bad Debt Expense                                                   2,638             2,059              151
     Write-Off of Deferred Program Costs                                2,422                 -                -
     Currency Gains on Non-Domestic Debt                               (2,078)             (813)               -
     Other, Net                                                          (101)              126               89
                                                                  -----------       -----------      -----------
       Subtotal                                                        27,963            26,828           20,048

   Change in Assets and Liabilities that Provided (Used)
    Cash, Net of Effects of Acquisitions:
     Trade Receivables                                                   (860)          (10,094)          (8,077)
     Unbilled Receivables                                              (1,575)           (5,211)          (4,735)
     Prepaid Expenses and Other Current Assets                          1,424               332             (398)
     Accounts Payable and Accrued Liabilities                         (11,096)            3,800            3,347
     Customer Billings in Excess of Revenues Earned                    11,035             4,636              776
     Other, Net                                                         1,228              (889)             (93)
                                                                  -----------       -----------      -----------
       Net Cash Provided by Operating Activities                       28,119            19,402           10,868
                                                                  -----------       -----------      -----------

Cash Flows From Investing Activities:
   Acquisitions (Net of Cash Acquired)                                 (6,301)         (134,244)         (20,020)
   Proceeds from Disposal of Joint Venture                              2,335                 -                -
   Capital Expenditures (Net of Minor Disposals)                      (14,514)          (13,793)          (9,030)
   Dividends Received from Equity Investments                           2,036                 -                -
   Purchase of Intangible Assets                                         (550)             (509)            (640)
   Investments in Affiliated Companies                                      -               (65)            (820)
                                                                  -----------       -----------      -----------
       Net Cash Used in Investing Activities                          (16,994)         (148,611)         (30,510)
                                                                  -----------       -----------      -----------
Cash Flows From Financing Activities:
   Issuance of Common Stock, Net of Expenses                            3,238             1,519              927
   Payments on Long-Term Debt                                         (38,919)          (69,142)          (4,938)
   Dividends Paid to Subsidiary Shareholders                                -                 -             (988)
   Proceeds from Line of Credit & Other Long-Term Debt                 28,198           208,241           24,464
   Debt Issuance Costs                                                      -            (1,115)               -
                                                                  -----------       -----------      -----------
       Net Cash (Used In) Provided by Financing Activities             (7,483)          139,503           19,465
                                                                  -----------       -----------      -----------
Effect of Exchange Rate Changes on Cash                                (1,319)             (610)          (1,347)
                                                                  -----------       -----------      -----------
Increase (Decrease) In Cash and Cash Equivalents                        2,323             9,684           (1,524)
Cash and Cash Equivalents, Beginning of Period                         17,739             8,055            9,579
                                                                  -----------       -----------      -----------
Cash and Cash Equivalents, End of Period                          $    20,062       $    17,739      $     8,055
                                                                  ===========       ===========      ===========



                 See notes to consolidated financial statements.



Notes to Consolidated Financial Statements For the years ended December 31, 1999, 1998, and 1997

1. Business

NFO Worldwide, Inc., together with its subsidiaries, is a leading provider of research-based marketing information and counsel to the worldwide business community. It has over 4,000 clients globally. NFO combines in-depth knowledge of key market sectors with innovative data collection methodologies and value added products. These market sectors include consumer packaged goods and foods, healthcare, financial services, automotive/travel and leisure, and information technology. Some key products and services of NFO include continuous brand tracking, online research, consumer access panels, multi-country research, market evaluation, product development, customer satisfaction, pricing and distribution, and advertising effectiveness.

On December 20, 1999, NFO and The Interpublic Group of Companies, Inc. signed a definitive merger agreement whereby Interpublic will acquire all of the outstanding shares of NFO common stock. The merger is a strategic global alliance between NFO's marketing research strengths and Interpublic's diverse advertising and communications expertise. Management believes the merger will allow both companies to cross-sell their services in complimentary markets as clients are increasingly expecting expert market evaluation to be part of their overall advertising and promotional campaigns. NFO has scheduled a shareholders' meeting for April 5, 2000, to vote on the proposed merger.

2. Summary of Significant Accounting Policies

Consolidation - The consolidated financial statements include the accounts of NFO and all its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition - NFO recognizes revenue on projects, which are substantially all short-term, by generally applying recent historical contribution margins to project costs as incurred. A provision for anticipated losses is recorded in the period in which they first become determinable.

Cash and Cash Equivalents - NFO considers all investments with a maturity of three months or less when purchased to be cash equivalents. Depreciation - NFO provides depreciation over the estimated useful lives of the depreciable assets using the straight-line method.

Intangible Assets - NFO provides amortization of these assets using the straight-line method over their estimated period of benefit or contractual life, principally as follows:

                                        Years
                                        -----
         Customer Lists                  5-46
         Goodwill                       20-40

Long-Lived Assets - NFO annually evaluates the recoverability of goodwill and other long-lived assets by assessing whether the unamortized assets can be recovered from undiscounted future cash flows from operations. To the extent undiscounted future cash flows are less than carrying value of the assets, a discounted cash flow analysis is performed to estimate fair market value.

Syndicated Programs - NFO capitalizes costs associated with certain syndicated programs that have on-going value in excess of one year. Such costs are amortized in proportion to anticipated revenues over the expected useful lives of the programs.

In December 1999, NFO wrote off $2.4 million of deferred program costs in its North American financial services businesses which were deemed to be permanently impaired as actual program revenues did not meet originally expected levels. This write-off is included in cost of revenues in the accompanying income statement.

Panel - NFO enhances and rebuilds its panel on a continuous basis, and the related costs are charged to expense as incurred. NFO expensed $1,793,000, $1,649,000, and $1,164,000 on panel enhancing and rebuilding in 1999, 1998, and 1997, respectively.

Income Taxes - Deferred income taxes are recorded to reflect the tax consequences of differences between the tax bases of NFO's assets and liabilities and their financial reporting amounts at each balance sheet date.

Investments in Affiliated Companies - Investments in affiliated companies are accounted for using the equity method, under which NFO's share of earnings of these affiliates is reflected in income as earned and dividends are credited against the investment in affiliated companies when received.

Fair Value of Financial Instruments - The following methods and assumptions were used to estimate the fair value of each category of NFO's financial instruments:

     Cash and Short-Term Financial Instruments - The carrying amount approximates fair value due to the short maturity of these instruments.

     Long-Term Financial Instruments - The fair value has been estimated using the expected future cash flows discounted at market interest rates as adjusted for conversion privileges. Fair value of long-term debt was less than carrying value by approximately $14.2 million at December 31, 1999. The fair value of long-term debt approximated the carrying amount at December 31, 1998.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income Per Share - Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share reflects the dilutive effect of common equivalent shares and increased shares that would result from contingently issuable common shares. The effects of anti-dilution are not presented.

Reclassification - Certain items in prior years have been reclassified for consistency with the current year presentation.

3. Property and Equipment

Property and equipment, at cost, consists of the following at December 31 (in thousands):



                                                                 Estimated
                                                               Useful Lives             1999            1998
                                                               ------------         ------------    ------------

Land                                                                                $      1,703    $      1,703
Buildings and Leasehold Improvements                            10-40 years               22,465          22,435
Data Processing & Communications Equipment                        3-5 years               18,984          14,205
Furniture and Other Equipment                                     4-8 years               26,221          21,777
Construction in Progress                                                                   3,554             909
                                                                                    ------------    ------------
     Total                                                                                72,927          61,029
Less Accumulated Depreciation and Amortization                                           (24,563)        (16,557)
                                                                                    ------------    ------------
       Total                                                                        $     48,364     $    44,472
                                                                                    ============     ===========



Construction in progress relates to the expansion of NFO's facilities in Greenwich, Connecticut.

4. Intangible Assets

Intangible assets consist of the following at December 31 (in thousands):

                                                                                        1999            1998
                                                                                    ------------    ------------

Goodwill, Net of Amortization of $12,639 and $8,104
   in 1999 and 1998, respectively                                                   $    127,927    $    141,208
Customer Lists, Net of Amortization of $12,321 and $8,213
   in 1999 and 1998, respectively                                                         83,124          87,849
Other, Net of Amortization of $3,390 and $2,931
   in 1999 and 1998, respectively                                                          1,433           2,168
                                                                                    ------------    ------------
       Total                                                                        $    212,484    $    231,225
                                                                                    ============    ============


Amortization expense in 1999 includes $16.0 million relating to the write off of goodwill and customer lists within NFO's North American financial services division where losses have been incurred during the last two years as a result of a difficult competitive environment due to client consolidation within the industry. Undiscounted and discounted cash flow analyses were performed, resulting in the determination by management that the intangible assets within this division were deemed to be permanently impaired. Amortization expense in 1997 includes a provision of $568,000 to write-off the goodwill associated with AMS, NFO's former expert computer software company.

5. Long-Term Debt

Long-term debt consists of the following at December 31 (in thousands):

                                                                                        1999            1998
                                                                                    ------------    ------------

Note Payable to Banks under a Revolving Credit Agreement Due
  March 2003, Interest Ranging Between 4.3% and 6.9%                                $     35,603     $    53,045
Senior Notes                                                                              40,000          40,000
Series A Senior Notes                                                                     17,000          17,000
Series B Senior Notes                                                                     45,000          38,000
Term Loans                                                                                 4,621          16,484
Capitalized Leases                                                                         4,848           4,371
Subordinated Notes                                                                        25,000          17,000
Other                                                                                      3,785           5,153
                                                                                    ------------    ------------
   Total                                                                                 175,857         191,053
Less Current Maturities                                                                     (446)           (396)
                                                                                    ------------    ------------
       Total                                                                        $    175,411    $    190,657
                                                                                    ============    ============

On March 9, 1998, NFO entered into a $75 million revolving credit agreement. Borrowings under the agreement are unsecured, the proceeds of which were used to refinance NFO's then-existing debt and to finance acquisitions, capital expenditures, and working capital. The $75 million revolving credit facility has an ultimate maturity date of March 2003 and enables NFO to borrow in multiple currencies at interest rates tied to LIBOR or the prime rate, at NFO's option.

The Senior Notes consist of the private placement of $40 million on March 9, 1998. The $40 million Senior Notes bear interest at the fixed annual rate of 6.83%, mature March 1, 2008, and are repayable in equal annual installments of $5.7 million beginning in 2002.

The Series A and B Notes consist of the private placement of $17 million of Series A Senior Notes dated November 20, 1998, and due November 15, 2005, $38 million of Series B Senior Notes dated November 20, 1998, and due November 15, 2008, and $7 million of Series B Senior Notes dated March 26, 1999, and due November 15, 2008. The Series A Senior Notes are repayable in equal annual installments of $3.4 million beginning in 2001. The Series B Senior Notes are repayble in equal annual installments of $6.4 million beginning in 2002. The Series A and B Senior Notes bear interest at fixed annual rates of 7.18% and 7.52%, respectively. These rates reflect a reduction from 7.48% and 7.82%, respectively, when NFO satisfied certain conditions contained in the notes with the placement of the March 1999 Senior and Subordinated Notes. The Series A and B Senior Notes are guaranteed by certain subsidiaries of NFO and were used to finance a portion of the acquisition of Infratest Burke (see Note 17) and to pay related fees and expenses.

The Subordinated Notes consist of the private placement of $8 million on March 26, 1999, and $17 million on November 20, 1998. The Subordinated Notes bear interest at the fixed annual rate of 9.84%, mature November 15, 2008, and are repayable in equal annual installments of $8.3 million beginning in 2006.

In conjunction with the Infratest Burke acquisition and the financing thereof, NFO amended its $75 million revolving credit facility and its $40 million Senior Notes, each originally dated March 9, 1998. The amendments provide, among other things, that NFO's obligations will be guaranteed by certain subsidiaries of NFO. In addition, the amendments increased the rates at which interest annually accrues under the obligations from 6.43% to 6.83%.

Infratest Burke has a DM 9 million term loan with a maturity date of September 2002. The term loan bears interest at the three-month LIBOR rate (as defined in the agreement) plus .75%, which at December 31, 1999, was 4.2%. At December 31, 1998, Infratest Burke also had $5 million and DM 10 million term loans which were repaid in 1999.

Certain of NFO's subsidiaries have capitalized lease obligations. The leases mature between 2000 and 2005 and bear interest at rates ranging between 6.3% and 14.4%. The leases were collateralized by real estate and equipment having a net book value of $4.0 million and $4.7 million at December 31, 1999 and 1998, respectively.

NFO's financing arrangements contain certain financial and non-financial restrictive covenants that, among other things, require NFO to maintain certain leverage and cash flow ratios. A material adverse change in NFO's financial condition or results of operations may constitute default under the agreements.

Required principal payments on long-term debt and other obligations are as follows at December 31, 1999 (in thousands):

2000                                              $    446
2001                                                 3,807
2002                                                25,909
2003                                                51,402
2004                                                15,763
Thereafter                                          78,530
                                                  --------
     Total                                        $175,857
                                                  ========

6. Accrued Liabilities

Accrued liabilities consist of the following at December 31 (in thousands):



                                                  1999            1998
                                              ------------    ------------

Accrued Compensation and Payroll Taxes        $     19,945    $     19,092
Accrued Vacation                                     3,840           4,110
Value Added Tax                                      3,828           4,536
Income Taxes Payable                                 2,771           8,901
Accrued Profit Sharing                               1,418           4,522
Purchase Price Payable                                 691           4,566
Other Accrued Liabilities                           20,492          17,395
                                              ------------    ------------
     Total                                    $     52,985    $     63,122
                                              ============    ============



7. Operating Leases

NFO leases office space and equipment under noncancelable operating leases that expire at various dates through 2013. Certain of these leases are subject to rent review and contain escalation clauses. Future minimum annual payments required under the noncancelable leases are as follows at December 31, 1999 (in thousands):

2000                                              $    14,738
2001                                                   14,454
2002                                                   12,230
2003                                                   10,320
2004                                                    7,607
Thereafter                                             24,092
                                                  -----------
     Total                                        $    83,441
                                                  ===========


Rental expense for the years ended December 31, 1999, 1998, and 1997, including leases on a month-to-month basis, was approximately $15.3 million, $9.5 million, and $6.3 million, respectively.

Certain of NFO's subsidiaries rent space in office buildings owned or partially owned by officers of the subsidiaries. Such rents, which were approximately $1.2 million, $.8 million, and $.5 million in 1999, 1998, and 1997, respectively, are believed by management to be consistent with arms length transactions.

8. Income Taxes

Income before income taxes and minority interest is as follows for the years ended December 31 (in thousands):



                                                                      1999              1998             1997
                                                                  -----------       -----------      -----------

(Loss) Income Before Income Taxes & Minority Interest:
   U.S.                                                           $    (1,582)      $    19,971      $    18,066
   Foreign                                                              2,765             5,386            4,340
                                                                  -----------       -----------      -----------
     Total                                                        $     1,183       $    25,357      $    22,406
                                                                  ===========       ===========      ===========

The provision for income taxes is as follows for the years ended December 31 (in thousands):

                                                                      1999              1998             1997
                                                                  -----------       -----------      -----------
Current Provision:
   Federal                                                        $     4,688       $     5,052      $     6,650
   State and Local                                                      1,279             1,759            1,553
   Foreign                                                              2,318             2,966            1,118
                                                                  -----------       -----------      -----------
     Total                                                              8,285             9,777            9,321
                                                                  -----------       -----------      -----------
Deferred Provision (Credit):
   Federal                                                             (2,419)              661             (621)
   State and Local                                                        (95)               76             (106)
   Foreign                                                              1,016               (25)             301
                                                                  -----------       -----------      -----------
     Total                                                             (1,498)              712             (426)
                                                                  -----------       -----------      -----------
       Total Provision                                            $     6,787       $    10,489      $     8,895
                                                                  ===========       ===========      ===========



Temporary differences giving rise to recorded deferred income taxes are as follows at December 31 (in thousands):



                                                                                        1999            1998
                                                                                    ------------    ------------

Asset:
   Pension, Postretirement Benefits and Deferred Compensation                       $      1,153    $      1,481
   Undistributed Earnings in Foreign Tax Jurisdictions                                       832            (549)
   Bad Debts                                                                                 812              70
   Health Insurance                                                                          631              32
   Vacation                                                                                  524             516
   State and Local Taxes                                                                     449             611
   Other                                                                                     959             469
                                                                                    ------------    ------------
       Total Asset                                                                  $      5,360    $      2,630
                                                                                    ============    ============
Liability:
   Depreciation and Amortization                                                    $      6,005    $      4,280
   Other                                                                                   2,670           4,361
                                                                                    ------------    ------------
       Total Liability                                                              $      8,675    $      8,641
                                                                                    ============    ============


A reconciliation between NFO's effective tax rate and the U.S. statutory tax rate is as follows at December 31:



                                                                      1999              1998             1997
                                                                  -----------       -----------      -----------

Statutory Rate                                                        35.0%            35.0%             35.0%
Write Off of Nondeductible Intangible Assets                         330.2                -                 -
Nondeductible Expenses                                                69.6              1.6               2.3
Nondeductible Pooling Expenses                                           -                -               2.0
State and Local Income Taxes, Net of Federal Benefit                  64.1              5.3               4.0
Effect of Foreign Tax Rates Different than U.S. Tax Rate              74.3              (.2)             (1.8)
Other                                                                  0.5              (.3)             (1.8)
                                                                  -----------       -----------      -----------
     Effective Tax Rate                                              573.7%            41.4%             39.7%
                                                                  ===========       ===========      ===========


As of December 31, 1999, NFO has not provided for taxes on approximately $12.5 million of accumulated undistributed earnings of its foreign subsidiaries as they are considered by management to be permanently reinvested. If these undistributed earnings were not considered to be permanently reinvested, approximately $.9 million of deferred income taxes would have been provided.

9. Employee Benefit Plans

One of NFO's subsidiaries has a defined benefit pension plan covering approximately one-half of NFO's U.S. employees. Benefits provided by the plan are based on salary and years of service. NFO's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Plan assets are principally invested in equity securities and guaranteed fixed income insurance contracts.

The following table sets forth the plan's funded status and amounts recognized in NFO's balance sheets at December 31 (in thousands):

                                                                    1999             1998
                                                                -----------      -----------

Accumulated Benefit Obligation at December 31                   $     7,131      $     7,496
                                                                ===========      ===========
Change in Projected Benefit Obligation:
   Projected Benefit Obligation at Beginning of Year            $     8,215      $     7,029
   Service Cost                                                         758              611
   Interest Cost                                                        607              526
   Actuarial (Gain) Loss                                               (803)             704
   Benefits Paid                                                       (598)            (655)
                                                                -----------      -----------
      Projected Benefit Obligation at End of Year                     8,179            8,215
                                                                -----------      -----------
Change in Plan Assets:
   Fair Value of Plan Assets at Beginning of Year                     6,486            6,214
   Actual Return on Plan Assets                                       1,270              360
   Company Contributions                                                332              567
   Benefits Paid                                                       (598)            (655)
                                                                -----------      -----------
      Fair Value of Plan Assets at End of Year                        7,490            6,486
                                                                -----------      -----------
   Funded Status                                                        689            1,729
   Unrecognized Net Loss                                               (280)          (1,827)
   Unrecognized Prior Service Cost                                       13               20
                                                                -----------      -----------
      Accrued Pension Cost                                              422              (78)
   Adjustment Required to Recognize Additional Minimum
      Pension Liability before Income Taxes                               -            1,088
                                                                -----------      -----------
         Adjusted Accrued Pension Cost                          $       422      $     1,010
                                                                ===========      ===========

Adjustment Required to Recognize
   Additional Minimum Pension Liability before Income Taxes     $         -      $     1,088
Reversal of Prior Year Minimum Liability Adjustment                  (1,088)            (576)
                                                                -----------      -----------
         Other Comprehensive (Income) Loss Before Income Taxes  $    (1,088)     $       512
                                                                ===========      ===========


Pension expense consists of the following for the years ended December 31 (in thousands):



                                        1999           1998             1997
                                    -----------    -----------      -----------

Service Cost                        $       758    $       611      $       547
Interest Cost                               607            526              465
Expected Return on Plan Assets             (647)          (558)            (452)
Net Amortization and Deferral               114             22               36
                                    -----------    -----------      -----------
     Net Periodic Pension Cost      $       832    $       601      $       596
                                    -----------    -----------      -----------



Assumptions used in determining pension plan amounts were as follows:



                                              1999         1998         1997
                                            --------     ---------   ---------

Discount Rate                                  7.75%       7.00%         7.50%
Rate of Increase in Compensation Levels        4.50        4.50          4.75
Expected Long-Term Rate of Return on Assets    9.50        9.00          9.00

The change in actuarial assumptions in 1999 resulted in a decrease in the projected benefit obligation of approximately $997,000.

Certain of NFO's subsidiaries maintain profit sharing plans, established under
Section 401(k) of the Internal Revenue Code, which cover the majority of full-time U.S. employees. Profit sharing contributions to the plans are at the discretion of NFO's Board of Directors and are generally tied to annual profit performance. The plans also contain a 401(k) feature whereby all eligible employees may contribute up to 15% of their basic compensation. NFO makes a matching contribution equal to 25% of the first 6% of each participant's voluntary contribution. NFO's total contributions related to the plans amounted to approximately $1.4 million, $1.2 million, and $.9 million for the years ended December 31, 1999, 1998, and 1997, respectively.

NFO has unfunded, nonqualified deferred compensation plans for certain key executives. The plans provide, among other things, for certain deferred compensation to take effect on the employee's retirement, disability, death or other termination of employment. Long-term liabilities include approximately $1.4 million and $1.1 million at December 31, 1999 and 1998, respectively, representing the present value of the benefits expected to be provided based on the employees' service to that date.

Certain of NFO's foreign subsidiaries maintain benefit plans similar to defined contribution plans for certain employees. NFO has no benefit obligations beyond the contributions that are made by NFO. NFO's total contributions related to these plans amounted to approximately $.5 million, $.8 million, and $.4 million for the years ended December 31, 1999, 1998, and 1997, respectively.

10. Postretirement Benefit Programs

Certain of NFO's subsidiaries sponsor two defined benefit postretirement programs that cover salaried and nonsalaried U.S. employees. One program provides medical benefits, and the other provides life insurance benefits. The postretirement healthcare program is contributory, with retiree contributions adjusted annually; the life insurance program is noncontributory.

The healthcare program currently requires the retiree to pay 50% of the cost of coverage for the retiree and dependents both before and after attaining age 65. For those retiring on or after January 1, 1994, the co-pay increases at age 65 to 75% of the cost of coverage for the retiree and 100% of the cost of coverage for dependents. In addition, an employee must complete 10 years of service after age 45 to be eligible for postretirement medical coverage. NFO does not fund its postretirement healthcare or life insurance programs.

The following sets forth the programs' status reconciled with the amount shown in NFO's balance sheets at December 31 (in thousands):




                                                          1999          1998
                                                      -----------   -----------

Change in Projected Benefit Obligation:
   Projected Benefit Obligation at Beginning of Year  $     1,200   $     1,226
   Service Cost                                               132           103
   Interest Cost                                               95            72
   Plan Amendments                                              -           (68)
   Actuarial Loss (Gain)                                       39          (106)
   Benefits Paid                                              (33)          (27)
                                                      -----------   -----------
     Projected Benefit Obligation at End of Year            1,433         1,200
                                                      -----------   -----------
Change in Plan Assets:
   Company Contributions                                       33            27
   Benefits Paid                                              (33)          (27)
                                                      -----------   -----------
     Plan Assets at End of Year                                 -             -
                                                      -----------   -----------
Reconciliation of Projected Benefit Obligation and
   Total Amount Accrued:
     Funded Status                                          1,433         1,200
     Unrecognized Net Gain                                      6            39
     Unrecognized Prior Service Cost                           57            64
                                                      -----------   -----------
       Accrued Benefit Cost Included in Long-Term
         Liabilities in the Accompanying
         Balance Sheet                                $    1,496   $      1,303
                                                      ===========   ===========



Net periodic postretirement benefit cost includes the following components (in thousands):



                                                        1999         1998          1997
                                                    -----------  -----------   -----------

Benefits Attributed to Service During the Period    $       132  $       103   $        96
Interest Cost on Accumulated
   Postretirement Benefit Obligation                         95           72            77
Net Amortization and Deferral                                (1)          (7)           (3)
                                                    -----------  -----------   -----------
       Net Periodic Postretirement Benefit Cost     $       226  $       168   $       170
                                                    ===========  ===========   ===========


The assumed discount rate used to measure the postretirement benefit obligation is 7.50%, 6.75%, and 7.25% in 1999, 1998, and 1997.

The healthcare trend rates assumed in the above estimates include a rate of 7% in 1999, grading down to a level 5% in 2001 and thereafter.

The effect of a 1% increase in the assumed healthcare trend rates would be to increase the obligation at December 31, 1999, by approximately $193,000, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by approximately $41,000. The effect of a 1% decrease in the assumed healthcare trend rates would be to decrease the obligation at December 31, 1999, by approximately $160,000, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by approximately $33,000.

11. Capital Stock

Preferred Stock - NFO has authorized 5,000,000 shares of serial preferred stock to be issued in one or more series, with the Board of Directors to have the authority to fix designations, preferences, powers and relative participating, optional or other rights and restrictions thereof.

Stock Split - A 3-for-2 stock split was authorized on September 17, 1997, and effected on October 15, 1997, for stockholders of record on September 30, 1997. As a result, approximately 6,850,000 additional shares of NFO common stock were issued. All per share and share amounts in the accompanying consolidated financial statements have been restated to reflect the above stock split.

Stockholder Rights Plan - On October 5, 1998, NFO's Board of Directors adopted a stockholder rights plan by declaring a dividend distribution of one preferred share purchase right for each share of NFO's common stock. The stockholder rights plan is intended to give NFO's Board of Directors sufficient time to respond to an unsolicited tender offer or other attempted acquisition. Under the stockholder rights plan, rights were issued to stockholders of record as of October 15, 1998, and will expire after ten years, unless earlier redeemed or exchanged by NFO. The rights distribution is not taxable to stockholders.

The rights will be exercisable only if a person or group acquires 15% or more of NFO's common stock or announces a tender offer upon the consummation of which would result in 15% ownership. Each right will entitle stockholders to buy one one-hundredth of a share of a new series of preferred stock at an exercise price of $50. If, however, a person or group acquires 15% or more of NFO's outstanding common stock, each right will entitle its holder, other than such person or members of such group, to purchase, at the right's then-current exercise price, a number of NFO's common shares having a market value of twice the right's exercise price. If NFO is acquired in a merger or other business combination transaction after a person or group has acquired 15% or more of NFO's outstanding common stock, each right will entitle its holder to purchase, at the right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice such exercise price.

Under certain circumstances, NFO's Board of Directors may exchange the right, in whole or in part, at an exchange ratio of one share of common stock (or one-hundredth of a share of the new series of preferred stock) per right. Prior to the acquisition by a person or group of beneficial owners of 15% or more of NFO's common stock, the rights are redeemable for one cent per right at the option of the Board of Directors. Prior to such time, the terms of the rights may be amended by the Board.

On December 23, 1999, NFO amended the stockholder rights plan in order to provide that the Agreement and Plan of Merger executed with Interpublic (see
Note 1) would not result in Interpublic being deemed to be an acquiring Person as defined in the stockholder rights plan or constitute a Shares Acquisition Date, a Separation Date or a Triggering Event, each as defined in the stockholder rights plan.

Stock Issued in Exchange for Non-Recourse Notes - In December 1994, Prognostics issued 10,000 shares of non-voting common stock (899,922 common shares of NFO post-combination, see Note 17) to an employee. The shares were issued in exchange for a non-recourse promissory note in the amount of $40,000 secured by the issued shares. The note bears interest at 8% per annum payable quarterly. The outstanding principal is due December 2000.

In August 1995, Prognostics issued 2,595 shares of non-voting common stock (233,529 common shares of NFO post-combination) to certain employees. The shares were issued in exchange for non-recourse promissory notes totaling $10,000 secured by the issued shares. The notes bear interest at 8% per annum payable quarterly. The outstanding principal is due December 2000.

Approximately $7,000 and $11,000 of the above notes were repaid in 1998 and 1997, respectively, resulting in a tax benefit of approximately $1 million and $1.75 million in 1998 and 1997, respectively, reflected as additional paid-in capital. NFO has reflected the remaining notes receivable as an offset to additional paid-in capital. The fair value of the stock on the date of sale, issued in exchange for the non-recourse notes, was determined to be equal to the face amount of the notes and, accordingly, no compensation expense was recognized.

Stock Options - NFO has adopted the NFO Worldwide, Inc. Stock Option Plan and the Directors' Stock Option Plan. The plans provide for the grant of "nonqualified" options to purchase shares of common stock. The exercise price of the options is the market value of NFO's common stock on the date of the grant. The number of shares of common stock reserved for issuance under the Stock Option Plan, the Directors' Stock Option Plan, and the Consultant's Plan is 4,677,250 and 540,000 shares, respectively. If, as to any number of shares, any option granted pursuant to the plans shall expire or terminate for any reason, such number of shares shall again be available for grant under the plans.

Under the Stock Option Plan, options become exercisable at such time or times as determined at the date of grant and expire not more than 10 years from the date of grant. Options granted under the Stock Option Plan generally become exercisable over a three-year period at the rate of one-third of the shares awarded each year.

The Directors' Stock Option Plan provides that options on 22,500 shares be automatically granted to each nonemployee director upon initial election and that options on 15,000 shares be granted upon each occasion thereafter that the director is elected or reelected to such position. Under the Directors' Stock Option Plan, options become exercisable at any time after the six-month anniversary of the date the option was awarded and expire not more than five years from the date of grant. In 1999, each director was granted an option for 45,000 shares.

NFO applies Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, in accounting for its stock-based compensation plans. In accordance with SFAS 123, NFO applies Accounting Principles Board Opinion No. 25 and related Interpretations for expense recognition. All stock options issued by NFO are exercisable at a price equal to the market price at the date of grant. Accordingly, no compensation cost has been recognized for any of the options granted under the plans.

A summary of the status of NFO's plans that issue options as of December 31 and changes during the years then ending is presented below:

                                          Number         Weighted
                                         of Shares     Average Price
                                         ---------     -------------

Outstanding at December 31, 1996         1,996,433     $      9.27
Granted                                    544,750           16.49
Exercised                                 (148,550)           5.03
Cancelled/Expired                           (2,997)          15.17
                                         ---------     -------------
Outstanding at December 31, 1997         2,389,636           11.17
Granted                                    683,125           15.46
Exercised                                 (184,487)           6.88
Cancelled/Expired                          (27,084)          14.65
                                         ---------     -------------
Outstanding at December 31, 1998         2,861,190           12.44
Granted                                  1,302,950           11.70
Exercised                                 (411,352)           7.05
Cancelled/Expired                          (84,011)          14.76
                                         ---------     -------------
Outstanding at December 31, 1999         3,668,777     $     12.73
                                         ---------     -------------

                                          Number         Weighted
                                         of Shares     Average Price
                                         ---------     -------------

Exercisable at:  December 31, 1997       1,372,832     $      8.37
                 December 31, 1998       1,743,590     $     10.51
                 December 31, 1999       1,888,058     $     12.55

Weighted-average fair-value
of options granted during:                    1997     $      9.25
                                              1998     $      8.75
                                              1999     $      7.11

Available for Grant at December 31, 1999                   586,138



The following table summarizes information about options outstanding at December
31, 1999:



                                            Options Outstanding                       Options Exercisable
                            ------------------------------------------------    -------------------------------
                                                    Weighted-Average
                              Number         -------------------------------      Number           Weighted-
     Range of               Outstanding          Remaining        Exercise      Exercisable         Average
  Exercise Prices           at 12/31/99      Contractual Life       Price       at 12/31/99     Exercise Prices
  ---------------           -----------      ----------------       -----       -----------     ---------------

$  4.30 - $  6.45              334,375              0.4           $   5.40         334,375      $     5.40
   6.46 -    8.60               53,625              8.9               7.25          17,876            7.25
   8.61 -   10.75              581,550              6.9               9.92         286,500            9.86
  10.75 -   12.90              950,394              9.2              11.76         197,994           11.87
  12.91 -   15.05              893,000              6.3              13.96         512,667           14.10
  15.06 -   17.20              534,333              7.6              16.78         385,649           16.65
  17.21 -   19.35              221,500              7.1              18.19         119,663           18.58
  19.36 -   21.50              100,000              8.5              21.07          33,334           21.07



The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions by year:

                                1999              1998             1997
                            -----------       -----------      -----------

Risk-Free Interest Rate            5.6%              5.0%             6.0%
Expected Life                 6.7 years         6.8 years        6.8 years
Expected Volatility               56.0%             53.7%            46.0%


Had compensation cost for the plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method described in SFAS 123, NFO's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands of dollars, except per share data):

                                   1999              1998             1997
                               -----------       -----------      -----------

Net (Loss) Income:
   As Reported                 $    (6,170)      $    14,490      $    12,505
   Pro Forma                   $   (10,571)      $    11,513      $     9,380
Basic Earnings Per Share:
   As Reported                 $      (.28)      $       .68      $       .62
   Pro Forma                   $      (.48)      $       .54      $       .46
Diluted Earnings Per Share:
   As Reported                 $      (.28)      $       .67      $       .60
   Pro Forma                   $      (.48)      $       .53      $       .45



NFO cautions that because the SFAS 123 method of accounting is only applied to options granted in 1995 and thereafter, the resulting proforma results may not be representative of results to be expected in future years.

As a condition to Interpublic's execution of the merger agreement, NFO entered into a stock option agreement with Interpublic which granted Interpublic the option under specified circumstances to purchase 4,448,684 shares of NFO common stock, subject to the issuance of new shares. The maximum number of shares that Interpublic could purchase under the option agreement is 19.9% of the number of shares of NFO common stock outstanding at the time of exercise. The exercise price of the options is $26.00 per share, subject to adjustment under specified circumstances. If Interpublic were to exercise the option in full, it would hold approximately 16.6% of the then outstanding shares of NFO common stock.

12. Interest Expense, Net

Interest expense, net, consists of the following for the years ended December 31 (in thousands):

                            1999              1998             1997
                        -----------       -----------      -----------

Interest Income         $      (733)      $      (588)     $      (259)
Interest Expense             14,817             4,338              928
                        -----------       -----------      -----------
     Total              $    14,084       $     3,750      $       669
                        ===========       ===========      ===========



13. Earnings Per Share

The following table reconciles the net income and weighted average number of shares included in the basic earnings per share calculation to the net income and weighted average number of shares used to compute diluted earnings per share
(in thousands):



                                                                      1999              1998             1997
                                                                  -----------       -----------      -----------

Net (Loss) Income Used for Basic and Diluted
   Earnings Per Share                                             $    (6,170)      $    14,490      $    12,505
                                                                  -----------       -----------      -----------

                                                                      1999              1998             1997
                                                                  -----------       -----------      -----------
Weighted Average Number of Shares Outstanding
   Used for Basic Earnings Per Share                                   22,006            21,154           20,265
     Dilutive Stock Options                                                 -               397              460
     Contingently Issuable Common Shares                                    -               153              107
                                                                  -----------       -----------      -----------
         Weighted Average Number of Shares Outstanding
           and Common Share Equivalents Used for
           Diluted Earnings Per Share                                  22,006            21,704           20,832
                                                                  -----------       -----------      -----------



Diluted shares outstanding in 1999 exclude approximately 3.7 million shares from the potential exercise of stock options and 171,000 contingently issuable shares due to their anti-dilutive effect.

14. Supplemental Cash Flow Information

Supplemental cash flow information consists of the following for the years ended December 31 (in thousands):



                                           1999          1998         1997
                                       -----------   -----------  -----------

Cash Paid During the Period for:
     Interest                          $    13,635   $     2,806  $       786
                                       ===========   ===========  ===========
     Income Taxes                      $    12,873   $     6,263  $     6,844
                                       ===========   ===========  ===========
Noncash Investing and
Financing Activities:
     Increase in Goodwill Resulting
       from Contingent Purchase
       Price Earned (Note 17)          $     5,321   $     4,631  $     4,797
                                       ===========   ===========  ===========
     Liabilities Assumed
       in Acquisitions (Note 17)       $         -   $   135,489  $       617
                                       ===========   ===========  ===========



15. Commitments and Contingencies

NFO has employment agreements with its principal executives and certain other key employees. These agreements generally do not extend more than three years and contain renewal options. Additionally, NFO has entered into change in control agreements with certain executives which may result in payments under certain circumstances in the event of a change in control as defined in the respective agreements.

Pursuant to certain acquisition related purchase and sale agreements (see Note
17), NFO is contingently liable to make additional purchase price, or earnout, payments, provided the acquired companies achieve certain pre-defined earnings targets.

16. Quarterly Results of Operations (Unaudited)

Quarterly results were as follows (in thousands, except per share data):



                                                      First             Second           Third        Fourth(1)
                                                   -----------       -----------      -----------    -----------

1999:
----
Revenues                                           $   106,416       $   119,431      $   111,172    $   120,179
Earnings before Taxes & Minority Interest                5,486             9,359            6,735        (20,397)
Net Income                                               2,903             5,122            3,562        (17,757)
Basic Earnings per Share                                   .14               .23              .16           (.80)
Diluted Earnings per Share                                 .13               .23              .16           (.80)



(1) Includes pretax special charges in 1999 of $21.7 million, primarily to write-off the intangible assets associated with NFO's financial services businesses, which have been deemed to be permanently impaired. Special charges after tax aggregated $17.8 million, or ($.80) per diluted share.



                                                      First             Second           Third        Fourth(1)
                                                   -----------       -----------      -----------    -----------

1998:
----
Revenues                                           $    50,243       $    65,003      $    65,486    $    94,619
Earnings before Taxes & Minority Interest                4,323             7,654            4,744          8,636
Net Income                                               2,481             4,366            2,561          5,082
Basic Earnings per Share                                   .12               .21              .12            .24
Diluted Earnings per Share                                 .12               .20              .12            .23



Earnings per share is computed independently for the quarters reported, therefore the sum of the quarterly earnings per share may not equal the per share total for the year.


17. Acquisitions

On November 20, 1998, NFO acquired all of the outstanding shares of capital stock of Infratest Burke Aktiengesellschaft Holding. Founded in 1947, Infratest Burke is headquartered in Munich, Germany, and ranks as one of the top four custom marketing research firms in Europe with 35 offices in 15 countries. The total acquisition cost of DM 248 million (US $149 million) includes the stock purchase of DM 205 million (US $123 million) and the assumption of approximately DM 43 million (US $26 million) of pre-existing debt. The purchase price of DM 205 million (US $123 million) was paid DM 200 million (US $120 million) in cash at closing, with the remaining DM 5 million (US $3 million) payable in cash over the next two and one-half years.

On October 23, 1998, NFO acquired City Research Group Plc. City Research, founded in 1978 and headquartered in London, England, is a leading UK marketing research firm specializing in commercial banking. NFO acquired all the outstanding stock of City Research for total consideration of approximately $2.4 million, $1.5 million paid in cash at closing and the remainder payable over the next two years in cash and stock based on City Research achieving certain earnings targets.

On October 1, 1998, NFO acquired Donovan Research Pty. Ltd. Donovan, founded in 1974 and headquartered in Perth, Australia, is a full service custom research agency with a leading position in fast-moving consumer goods, public policy, tourism, customer satisfaction and continuous tracking research. In addition to its own branded products, AdTest and Packtest, Donovan is also the exclusive regional licensee of NFO MarketMind(TM), a global brand tracking system acquired by NFO in March 1998. NFO acquired substantially all the net assets of Donovan for cash consideration of approximately $1.6 million, $1.3 million paid at closing and the remainder payable over the next two years based on Donovan's achievement of certain earnings targets.

On August 31, 1998, NFO acquired Stochastic International Pty. Ltd. Stochastic is the developer of the Stochastic Reaction Monitor continuous brand tracking system, which provides guidance on brand positioning to more than 60 companies in 33 countries. Stochastic was founded in 1981 and is headquartered in London, England. NFO acquired substantially all the net assets of Stochastic for a total purchase price of approximately $2.5 million, $2 million payable at closing in equal amounts of cash and newly issued shares of NFO common stock and the balance payable at the end of the next two years. A further amount is payable in cash at the end of three years, providing that Stochastic achieves certain revenue targets during the third year.

On April 3, 1998, NFO acquired CF Group, Inc. Founded in 1932, CF Group operates three companies in Canada: Canadian Facts, the largest custom marketing research organization in Canada, Applied Research Consultants, and Burke International. CF Group is headquartered in Toronto, Canada, and has Canadian client service offices in Montreal, Ottawa and Vancouver. NFO acquired 100% of the outstanding stock of CF Group for a total purchase price of approximately CDN $20 million, 70% payable at closing, with 75% in cash and 25% in newly issued shares of NFO common stock. The remaining 30% of the purchase price will be payable in cash and stock over the next two years based on CF Group achieving certain earnings targets.

On March 4, 1998, NFO acquired MarketMind Technologies and Ross-Cooper-Lund. NFO MarketMind owns and licenses the NFO MarketMind(TM) system, which uses proprietary software that combines a set of key diagnostic measures together with the integration, interactive analysis and display of multiple streams of longitudinal data. RCL is a research-based consulting firm focused on brand-building strategies and is the exclusive licensee of the NFO MarketMind(TM) system in the United States. In separate transactions, NFO acquired substantially all the net assets of each company for the combined consideration of $16.6 million. Of the total purchase price, $12.45 million or 75% was paid at closing, while the remaining 25% will be payable in cash based upon each company achieving certain earnings targets over the next two years. Approximately 85% of the closing consideration was paid in cash, and the remainder in newly issued shares of NFO common stock.

The 1998 acquisitions have been accounted for using the purchase method. Accordingly, NFO's financial statements include the results of operations from the effective date of the respective acquisitions. The above 1998 acquisitions include allocations to goodwill of $79.9 million and customer lists of $75.3 million.

The following unaudited pro forma summary presents the condensed consolidated results of operations as if the 1998 acquisitions had occurred on January 1, 1997, and do not purport to be indicative of what would have occurred had the acquisitions been made at that date or of the results which may occur in the future. The pro forma effects of NFO MarketMind, Stochastic, City Research, and Donovan are not material and therefore are not included in the following amounts for the year ended December 31 (in thousands, except per share data):

                                                      1998             1997
                                                  -----------      -----------
Revenues                                          $   444,592      $   379,250
Net Income                                             10,905            8,963
Basic Earnings Per Share                                  .51              .44
Diluted Earnings Per Share                                .50              .43

On December 12, 1997, NFO acquired CM Research Group Limited. Headquartered in Auckland, New Zealand, CM Research Group is the leading provider of custom marketing research in New Zealand, and one of the larger marketing research organizations in Australia. NFO acquired 100% of the outstanding stock of CM Research Group for a purchase price of approximately $8.8 million, including the assumption of debt. Of the total purchase price, 30% is payable based on CM Research Group's achieving certain earnings targets during the two years following the date of acquisition. All amounts are payable 75% in cash and 25% in newly issued shares of NFO common stock.

On May 28, 1997, NFO acquired Access Research, Inc. Access is a research-based financial services consulting firm specializing in the retirement market. The entire purchase price of approximately $4.0 million was paid in cash at closing. Effective September 1, 1999, Access Research was merged into The Spectrem Group.

The 1997 acquisitions have been accounted for using the purchase method. Accordingly, NFO's financial statements include the results of operations from the effective date of the respective acquisitions. The above 1997 acquisitions include allocations to goodwill of $9.3 million. The pro forma effects of these acquisitions were not material to the 1997 results.

On July 11, 1997, NFO issued 2,046,363 shares of NFO common stock to acquire all of the outstanding stock of The MBL Group plc, a leading international marketing research firm with 27 offices in 17 countries throughout the UK, the Middle East, and Asia.

On April 1, 1997, NFO issued 2,589,720 shares of NFO common stock to acquire 100% of the outstanding stock of Prognostics, a leading provider of survey-based quantitative customer satisfaction research to information technology companies worldwide. Founded in 1981, Prognostics is headquartered in Palo Alto, California and has additional offices in Boston, Massachusetts, and London, England, as well as an affiliate relationship in Japan.

The acquisitions of MBL and Prognostics were accounted for as poolings of interests. As a result, the accompanying financial statements have been restated to reflect the combined results of NFO, Prognostics, and MBL for all periods presented.

In addition, NFO has entered into agreements with the minority shareholders of the various MBL subsidiaries to repurchase a portion of such shareholders' minority shares during 1997. The consideration for this initial purchase of the minority interests was approximately $14.5 million, of which $11.1 million was paid in cash and $3.4 million via the issuance of 216,850 newly issued shares of NFO common stock. The remaining minority interests will then be repurchased in July 2000 based on the higher of (a) a multiple of average profits for the three years ending December 31, 1999 or (b) the original valuation. The purchase of the minority interests in MBL's subsidiaries was accounted for using the purchase method of accounting. The minority interest purchases resulted in an allocation of $13 million to goodwill. The pro forma effects of these minority interest purchases were not material.

18. Investments in Affiliates

NFO has investments in various affiliates. The largest of these affiliates, Burke, Inc., is a Cincinnati, Ohio-based marketing research firm in which Infratest Burke has a 50% interest. NFO's interest in the activities of these affiliates resulted in income of approximately $2.2 million in 1999 and $154,000 in 1998, which is reflected in equity interest in net (income) loss of affiliated companies in the consolidated income statements.

On October 19, 1999, NFO announced the formation of InsightExpress, LLC, a new Internet company formed to provide real-time consumer input to the desktops of decision-makers in companies of all sizes worldwide. InsightExpress is a fully automated web-enabled survey system that will allow its customers to test new ideas, screen new concepts, gauge customer satisfaction, survey employees, test advertising, and gather insight into the needs, attitudes, and behaviors of consumers. InsightExpress is designed to provide these capabilities at a fraction of the time and the cost of existing market research methods while leveraging the worldwide client experience and panel expertise of NFO. To fund its development and growth, InsightExpress has raised a total of $25 million in new venture capital from General Atlantic Partners and Engage Technologies. Assuming certain put/call rights are exercised, NFO's ownership position will increase to a 50% interest in the venture.

In 1995, NFO entered into an agreement with a European market research firm to launch access panel activities in Europe. In May 1999, NFO sold its portion of the joint venture back to its former partners and terminated the relationship. NFO's portion of the joint venture losses was $23,000, $210,000, $291,000 in 1999, 1998 and 1997, respectively, which is reflected in equity interest in net (income) loss of affiliated companies in the consolidated income statements.

19. Segment Data

NFO has three operating segments as defined by the provisions of Financial Accounting Standards Board Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, North America, Europe, and Australasia and the Middle East. Intersegment sales are generally recorded at market or equivalent value. Operating income by geographic segment consists of net sales less related costs and expenses.

Operating segment and geographic disclosures as required by SFAS 131 are as follows as of and for the years ended December 31 (in thousands):



                                                    1999              1998             1997
                                                ------------      -----------      -----------

Revenues:
   North America                                $    208,248      $   186,390      $   141,119
   Europe                                            210,075           50,350           24,838
   Australasia and the Middle East                    44,719           40,140           24,893
                                                ------------      -----------      -----------
     Total Operating Segments                        463,042          276,880          190,850
   Intersegment Revenues                              (5,844)          (1,529)            (621)
                                                ------------      -----------      -----------
       Total Revenues                           $    457,198      $   275,351      $   190,229
                                                ============      ===========      ===========

United States (country of domicile)             $    182,665      $   166,847      $   141,119
All Foreign Countries Combined                       280,377          110,033           49,731
Intersegment Revenues                                 (5,844)          (1,529)            (621)
                                                ------------      -----------      -----------
       Total Revenues                           $    457,198      $   275,351      $   190,229
                                                ============      ===========      ===========

Depreciation and Amortization:
   North America                                $     24,537      $     6,978      $     5,786
   Europe                                              8,378            1,426              347
   Australasia and the Middle East                     1,578            1,487              689
                                                ------------      -----------      -----------
     Total Operating Segments                         34,493            9,891            6,822
   Unallocated Corporate Expenses                        252              103               70
                                                ------------      -----------      -----------
       Total Depreciation and
        Amortization                            $     34,745      $     9,994      $     6,892
                                                ============      ===========      ===========

Operating Income:
   North America                                $      5,956      $    29,672      $    25,666
   Europe                                             15,264            4,748            2,055
   Australasia and the Middle East                     2,672            1,784            2,114
                                                ------------      -----------      -----------
     Total Operating Segments                         23,892           36,204           29,835
   Unallocated Corporate Expenses                    (10,846)          (6,876)          (6,560)
                                                ------------      -----------      -----------
       Total Operating Income                   $     13,046      $    29,328      $    23,275
                                                ============      ===========      ===========

Total Assets:
   North America                                $    464,342      $   450,503      $   225,095
   Europe                                            214,741          234,612           11,751
   Australasia and the Middle East                    39,567           30,573           32,207
                                                ------------      -----------      -----------
     Total Operating Segments                        718,650          715,688          269,053
   Elimination of Investment in Subsidiaries         (75,492)         (75,839)         (43,752)
   Elimination of Intersegment Receivables          (217,096)        (188,051)         (55,027)
                                                ------------      -----------      -----------
Total Assets                                    $    426,062      $   451,798      $   170,274
                                                ============      ===========      ===========

Long-Lived Assets:
   North America                                $     30,817      $    27,015      $    16,927
   Europe                                             14,772           14,999            1,049
   Australasia and the Middle East                     2,775            2,458            1,941
                                                ------------      -----------      -----------
     Total Long-Lived Assets                    $     48,364      $    44,472      $    19,917
                                                ============      ===========      ===========

United States (country of domicile)             $     29,372      $    25,472      $    16,927
All Foreign Countries Combined                        18,992           19,000            2,990
                                                ------------      -----------      -----------
       Total Long-Lived Assets                  $     48,364      $    44,472      $    19,917
                                                ============      ===========      ===========




Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

NFO has had no disagreements on accounting and financial disclosures with its independent public accountants.

                                    PART III

Item 10. Directors and Executive Officers of the Registrant

BOARD OF DIRECTORS

The Board of Directors consists of five members. Set forth below are each director's name, age, principal occupation, position with NFO, period of service as a director of NFO, membership on committees of the Board of Directors, and other directorships held.


                                                                        Director
           Name               Age             Position                     Since
           ----               ---             --------                     -----

William E. Lipner (1)         52     Chairman of the Board, President,
                                     Chief Executive Officer and Director  1991
Walter A. Forbes (1)(3)(4)    57     Director                              1991
Steven J. Gilbert (1)(2)(3)   52     Director                              1991
Edmund A. Hajim (2)(3)(4)     63     Director                              1992
John Sculley (2)(4)           61     Director                              1994



----------------------
(1)   Member of the Executive Committee
(2)   Member of the Audit Committee
(3)   Member of the Compensation Committee
(4)   Member of the Nominating Committee

Mr. Lipner has been with NFO or its predecessor, National Family Opinion, Inc. for over 25 years, serving as its President and Chief Executive Officer since July 1982 and as Chairman of the Board of Directors since February 1993. Mr. Lipner has been a director of NFO since its organization in September 1991. Mr. Lipner is also a director of Crane Co., a diversified aerospace engineering and manufacturing company.

Mr. Forbes has been a director of NFO since its organization in September 1991. Mr. Forbes was the Chairman and Chief Executive Officer of CUC International Inc. (now Cendant Corporation), an interactive electronic consumer services company, from 1988 through December 1997. From December 1997 through July 1998, Mr. Forbes was the Chairman of Cendant Corporation. In July 1998, Mr. Forbes resigned as an officer and director of Cendant Corporation. Since July 1998, Mr. Forbes has been an independent investor.

Mr. Gilbert has been a director of NFO since its organization in September 1991 and served as the Chairman of the Board of Directors from September 1991 to February 1993 and as Vice Chairman of the Board of Directors from February 1993 to March 1998. Mr. Gilbert is Chairman of the Board of Gilbert Global Equity Partners, L.P., a private equity fund. Mr. Gilbert was the Managing General Partner of Soros Capital L.P., an investment firm, from 1992 to 1997. Mr. Gilbert is also a director of Veritas, Inc., a marine seismic company, Terra Nova (Bermuda) Holdings, Limited, a Bermuda based reinsurer, Colep Holding, Ltd., a Portuguese packaging company, LLC International, Inc., a wireless telephone engineering firm, the Asian Infrastructure Fund, Star City Casino Holdings Pty. Ltd., an Australian gaming concern, and One.Tel, Ltd., an Australian telecommunications company.

Mr. Hajim has been a director of NFO since February 1992. He is Chairman and Chief Executive Officer of ING Furman Selz Asset Management, a division of ING Asset Management, the asset management unit of ING Group. Mr. Hajim was Co-Chairman, Americas Region, of ING Barings from December 1997 to February 1999. From 1983 to 1998, Mr. Hajim was the Chairman and Chief Executive Officer of Furman Selz LLC, an international financial services, investment banking, and securities firm. Mr. Hajim is also a director of Tosco Corporation, a refiner and marketer of petroleum products and a manufacturer and distributor of fertilizer products.

Mr. Sculley joined the Board of Directors in October 1994. From 1983 to 1993, Mr. Sculley was the Chairman and Chief Executive Officer of Apple Computer, Inc. For five months (from October 1993 to February 1994), Mr. Sculley was the Chairman and Chief Executive Officer of Spectrum Information Technologies, Inc. ("Spectrum"). On January 26, 1995, Spectrum, together with three of its four operating subsidiaries, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of New York. Sculley Brothers is an early stage venture capital firm founded by brothers Arthur, David and John. Sculley Brothers' portfolio consists of 25 Internet B2C and B2B companies. Some of the portfolio companies are PeoplePC, Presenter.com, Veon, Metro PCS, Credit Trade, Intralinks, GuruNet, and TechEx.

BOARD OF DIRECTORS AND COMMITTEES

The business of NFO is managed under the direction of the Board of Directors. The Board of Directors has established four principal committees whose primary functions are briefly described below. During 1999, the Board of Directors met or acted by written consent eleven times. Each director attended at least 75% of the total number of meetings held during 1999 while he was a member of the Board of Directors, including meetings of committees of which the director is a member.

The Audit Committee is presently composed of Messrs. Gilbert, Hajim and Sculley. The Audit Committee's functions include recommending to the Board of Directors the appointment of independent public accountants for NFO, subject to the approval of the stockholders, discussing and reviewing the scope and the fees of the prospective annual audit and reviewing the results thereof with the independent accountants, reviewing compliance with existing major accounting and financial policies of NFO, reviewing the adequacy of the financial organization of NFO, and considering comments by the independent accountants regarding internal controls and accounting procedures and management's response to those comments. In 1999, the committee met or acted by written consent five times.

The Compensation Committee is composed of Messrs. Forbes, Gilbert and Hajim. The functions of the Compensation Committee include reviewing and making recommendations to the Board of Directors regarding salaries, compensation and benefits of executive officers and key employees of NFO. In 1999, the committee met or acted by written consent four times. A subcommittee of the Compensation Committee, the Stock Option Committee, has been established by the Board of Directors. The Stock Option Committee is presently composed of Messrs. Forbes and Hajim and is responsible for administering the NFO Worldwide, Inc. Stock Option Plan.

The Nominating Committee is composed of Messrs. Forbes, Hajim and Sculley. Its principal function is to consider and nominate persons for election to the Board of Directors. The committee acted by written consent once in 1999. The Nominating Committee may consider nominees recommended by stockholders. In order for the Nominating Committee to do so, written notice must be given and received by the Secretary of NFO at the principal executive office of NFO no later than 60 days prior to the anniversary date of the immediately preceding annual meeting. Such notice shall set forth (i) the name and address of the nominee;
(ii) any arrangements or understandings between the stockholder and the nominee or any third party with respect to the nomination; (iii) any other information required to be included in a proxy statement pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and (iv) the consent of the nominee to serve as a director if so selected.

The Executive Committee is composed of Messrs. Lipner, Forbes, and Gilbert. The principal functions of the Executive Committee include exercising the powers of the Board of Directors during intervals between Board meetings and acting as an advisory body to the Board of Directors by reviewing various matters prior to their submission to the Board of Directors. The Executive Committee did not meet in 1999.

EXECUTIVE OFFICERS

In addition to Mr. Lipner, NFO's executive officers are as follows:

       Name              Age                    Position
       ----              ---                    --------
Charles B. Hamlin        53       President and Chief Operating Officer--
                                  InsightExpress, LLC

Patrick G. Healy         44       President-- Australasia and the Middle East
                                  and Chief Financial Officer

Hartmut Kiock            56       President-- European Operations

Joseph M. Migliara       55       President-- North American Operations

Mr. Hamlin joined NFO as its Executive Vice President -- Interactive Business Development in February 1996 and assumed the position of President -- Interactive / High Technology and Telecommunications in September 1997. Mr. Hamlin remained in that position until October 1999 when he assumed his current position as President and Chief Operating Officer of InsightExpress, LLC. Mr. Hamlin remains a member of the NFO Executive Committee. From 1994 to 1996, he was Vice President of Marketing for Lotus Development Corporation, a computer software company. From 1992 to 1994, Mr. Hamlin was Corporate Vice President of the Harvard Business School Publishing Company. Prior to that he served in various capacities with Mercer Management Consulting (formerly Temple Barker and Sloane/Strategic Planning Associates) from 1978 to 1992, most recently as Senior Partner.

Mr. Healy joined NFO as its Executive Vice President -- Finance and Chief Financial Officer in November 1993 and was named President-- Australasia and the Middle East, in January 1999. Mr. Healy remains NFO's Chief Financial Officer. Prior to this, Mr. Healy was the President-- Corporate Products/Systems Development of NFO. He was Executive Vice President and Chief Financial Officer of The Interep Radio Store, a national radio advertising sales firm, for the previous nine years. From 1983 to 1984, Mr. Healy was Assistant Controller of Scali, McCabe, Sloves, Inc., and from 1977 to 1983, Mr. Healy served in various capacities with Arthur Andersen LLP, an independent public accounting firm, lastly as an Audit Manager. Mr. Healy is a certified public accountant. Mr. Healy has served as NFO's Chief Financial Officer since November 1993, as NFO's Secretary since March 1998, and as President-- Australasia and the Middle East since January 1999.

Dr. Kiock was named NFO's President -- European Operations in January 1999. Dr. Kiock is also the Chairman of the Board of Management of Infratest Burke Aktiengesellschaft Holding, a position which he has held since 1989, and has been a member of Infratest Burke's Board since 1970. Infratest Burke was acquired by NFO in November 1998. Dr. Kiock has over thirty years experience in market research and consultancy throughout the whole of the European Community.

Mr. Migliara became NFO's President-- North American Operations in January 1999. Prior to that, Mr. Migliara had been NFO's President-- Healthcare and Consumer Packaged Goods since September 1997. Mr. Migliara joined NFO upon the acquisition of Migliara/Kaplan Associates, Inc. in January 1996. In 1980, Mr. Migliara co-founded M/K and was President and Chief Executive Officer from 1980 through 1995. Prior to starting M/K he was employed at Becton-Dickinson, most recently as Director of Marketing. Mr. Migliara is also a director of Digene Corp.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires NFO's officers and directors, and persons who may be deemed to own beneficially more than 10% of the common stock of NFO, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission and the New York Stock Exchange. Officers, directors and greater than 10% beneficial owners are required by SEC regulation to furnish NFO with copies of all Forms 3, 4 and 5 they file.

Based solely on NFO's review of the copies of such forms it has received, NFO believes that all its officers, directors, and greater than 10% beneficial owners complied with all filing requirements applicable to them with respect to transactions during 1999, with the exception of Joseph M. Migliara being a late filer of a Form 4 in 1999.

Item 11. Executive Compensation

EXECUTIVE COMPENSATION

Shown below is information concerning the annual compensation for services in all capacities to NFO for the years ended December 31, 1999, 1998, and 1997, of those persons who were, during the calendar year of 1999 (i) the chief executive officer and (ii) the other four executive officers of NFO for calendar year 1999
(collectively, the "Named Executive Officers"):


                                                                                           Long-Term
                                                                                          Compensation
                                                   Annual Compensation                       Awards
                                      -----------------------------------------------      Number Of
                                                                         Other Annual      Securities
                                                                         Compensation      Underlying       All Other
Name and Principal Position           Year          Salary        Bonus      (2)            Options
Compensation(3)
---------------------------           ----          ------        -----      ---            -------

William E. Lipner                     1999        $390,000     $243,750       0              225,000        $365,204
   Chairman of the Board,             1998         370,000      325,000       0              225,000         378,453
   President and Chief                1997         360,000      362,008 (1)   0              125,000          15,716
   Executive Officer

Charles B. Hamlin                     1999         300,000       50,000       0                    0           8,956
   President and Chief                1998         280,000      120,000       0               75,000          12,514
   Operating Officer--                1997         249,000       80,000       0               20,000           4,790
   InsightExpress, LLC

Patrick G. Healy                      1999         300,000      150,000       0              100,000           8,150
   President-- Australasia            1998         280,000      200,000       0              125,000          11,467
   and the Middle East                1997         249,000      220,000       0               40,000          10,313
   and Chief Financial Officer

Hartmut Kiock                         1999         272,600      150,000       0              100,000               0
   President-- European Operations

Joseph M. Migliara                    1999         300,000       50,000       0              100,000         147,313
   President-- North American         1998         280,000      100,000       0               75,000             367
   Operations                         1997         221,696      100,000       0               25,000             240



---------------------
(1) Portions of Mr. Lipner's annual bonus amounts included in the table were deferred pursuant to a Deferred Compensation Agreement between Mr. Lipner and NFO in the following amounts: $62,008 in 1997.

(2) Personal benefits for each executive officer named in the table did not exceed $50,000 or 10% of such executive officer's total annual salary and bonus in 1999, 1998, or 1997.


(3) Includes the following items for each Named Executive Officer:




                                                                             Total
                         Life Insurance   Split Dollar       Deferred        Other
         Profit Sharing     Premiums     Life Insurance    Compensation  Compensation
         --------------     --------     ------------------------------  ------------
1999
----
Lipner     $   6,622        $   4,421    $   354,161              0      $    365,204
Hamlin         6,622            2,334              0              0             8,956
Healy          6,622            1,528              0              0             8,150
Kiock              0                0              0              0                 0
Migliara           0              313              0        147,000           147,313

1998
----
Lipner         9,576            9,128        359,749              0           378,453
Hamlin         9,576            2,938              0              0            12,514
Healy          9,576            1,891              0              0            11,467
Migliara           0              367              0              0               367

1997
----
Lipner         8,739            6,977              0              0            15,716
Hamlin         2,375            2,415              0              0             4,790
Healy          8,739            1,574              0              0            10,313
Migliara           0              240              0              0               240



The profit sharing contributions for Messrs. Lipner, Hamlin, and Healy represent contributions made by NFO into the NFO Research, Inc. Profit Sharing Plan.

The split dollar life insurance amounts set forth for Mr. Lipner in 1999 and 1998 represent the present dollar value, determined in accordance with SEC regulations, and based on actuarial computations, as of December 31, 1999 and 1998, respectively, of the benefit to Mr. Lipner of the remainder of the premium payments made by NFO pursuant to a "split dollar" life insurance policy in respect of Mr. Lipner in 1999 and 1998.

OPTION GRANTS

NFO's executive officers and certain other employees participate in the Employees' Stock Option Plan. The table below sets forth the stock options granted to the Named Executive Officers during 1999. NFO did not grant SARs to any employees during 1999.

                        Option Grants in Last Fiscal Year


                                              Individual Grants
                               ------------------------------------------------
                                             % of Total                               Potential Realizable Value
                                 Number of     Options                                at Assumed Annual Rates of
                                Securities   Granted to   Exercise                     Stock Option Appreciation
                                Underlying    Employees    or Base                          for Option Term
                                  Options      During       Price    Expiration     -------------------------------
                                  Granted       1999       $ / Sh.      Date             5% ($)           10% ($)
                                  -------       ----       -------      ----        -------------     -------------

William E. Lipner              225,000 (1)     17.27%      $11.38      2009            $1,608,452        $4,077,860
Charles B. Hamlin                    0
Patrick G. Healy               100,000 (2)      7.67        11.81      2009               743,132         1,882,858
Hartmut Kiock                  100,000 (2)      7.67        11.81      2009               743,132         1,882,858
Joseph M. Migliara             100,000 (2)      7.67        11.81      2009               743,132         1,882,858


-----------------------
(1)   These options were granted on January 4, 1999. Options with respect to one-third of the shares subject thereto became exercisable on June 30,
      1999, options with respect to the second one-third of the shares will become exercisable on January 1, 2000, and options with respect to the last one-third of the shares will become exercisable on January 1, 2001.

(2) These options were granted on December 10, 1999. Options with respect to one-third of the shares subject thereto will become exercisable on June
      30, 2000, options with respect to the second one-third of the shares will become exercisable on January 1, 2001, and options with respect to the last one-third of the shares will become exercisable on January 1, 2002.

FISCAL YEAR END OPTION VALUES

The table below presents information with respect to both exercisable and unexercisable options to purchase NFO's common stock held by the Named Executive
Officers at December 31, 1999, and the value of such options at December 31, 1999.

                 Aggregated Option Exercises in Last Fiscal Year
                        and Fiscal Year End Option Values



                                                      Number of Securities             Value of Unexercised
                                                     Underlying Unexercised               In-the-Money
                                                           Options at                      Options at
                           Shares                       December 31, 1999              December 31, 1999(1)
                          Acquired      Value      ----------------------------    ---------------------------
         Name            on Exercise   Realized    Exercisable    Unexercisable    Exercisable   Unexercisable
         ----            -----------   --------    -----------    -------------    -----------   -------------

William E. Lipner             0            0           634,959        341,666      $6,428,481     $2,356,458
Charles B. Hamlin             0            0           165,833         56,667       1,483,252        503,785
Patrick G. Healy              0            0           297,084        196,666       3,531,644      1,907,812
Hartmut Kiock                 0            0             9,834        119,666         148,739      1,353,948
Joseph M. Migliara            0            0            62,844        158,333         502,442      1,569,040



-----------------
(1) Based on the closing price on the New York Stock Exchange of NFO's common stock on Friday, December 31, 1999 ($22.375).

EMPLOYMENT CONTRACTS

On March 15, 1995, NFO and Mr. Lipner entered into an employment agreement. The agreement provides for Mr. Lipner's employment as the Chairman, President and Chief Executive Officer of NFO through March 15, 1997, with an unlimited number of two-year extensions unless either party provides 13 months advance notice not to extend the period of employment. The agreement provides for a minimum annual base salary of $350,000 (currently $415,000), subject to annual discretionary increases by the Board of Directors. Mr. Lipner is also entitled to certain fringe benefits and incentive compensation as determined by the Board of Directors.

Under his employment agreement, Mr. Lipner's employment may be terminated by NFO for cause (as defined in the agreement) or without cause. If NFO terminates Mr. Lipner's employment without cause, or if Mr. Lipner resigns for good reason (as defined in the agreement) after the occurrence of a change in control (as defined in the agreement), Mr. Lipner is entitled to receive his base salary and annual bonus payments through the second anniversary of the termination. If NFO elects not to extend the term of Mr. Lipner's employment, Mr. Lipner is entitled to receive his base salary and bonus payments for one year following the end of the term. Mr. Lipner's agreement also provides that Mr. Lipner's stock options granted under the Employees' Stock Option Plan shall become immediately exercisable in the event of a change in control of NFO or in the event Mr. Lipner's employment is terminated without cause. Mr. Lipner's stock options will remain exercisable for a period of two years after termination of his employment in the event of termination by NFO without cause or resignation by Mr. Lipner for good reason following a change of control. Under the agreement, Mr. Lipner has agreed not to own, or engage in any manner in, a business competing with NFO for a period of two years following his termination for cause or resignation (other than resignation for good reason following a change in control).

In addition to the employment agreement, in November, 1999, NFO and Mr. Lipner entered into a new Change in Control and Severance Agreement which provides for certain payments to Mr. Lipner in the event of a change in control as defined in the agreement. Specifically, payments would include three times base salary and three times bonus. Also in the event of a change in control, NFO must fund a "rabbi trust" with an amount equal to the present value of all unpaid premiums for his split dollar life insurance policy to secure the payment of premiums on the policy. Mr. Lipner is also entitled to a gross up payment in the event any amounts paid to him in connection with a change in control are subject to an excise tax under Section 499 of the Internal Revenue Code. Certain other fringe benefits would be maintained through the third anniversary of termination.

On September 12, 1995, NFO entered into an employment agreement with Mr. Hamlin, on December 1, 1997, NFO entered into an employment agreement with Mr. Healy, and on March 1, 1999, NFO entered into an employment agreement with Mr. Migliara. The employment agreement for Mr. Hamlin with NFO was replaced with a new agreement between Mr. Hamlin and InsightExpress, LLC October 18, 1999 and provides for employment until October 18, 2002. The employment agreements provide employment in the case of Mr. Healy until December 1, 2000, and in the case of Mr. Migliara until March 1, 2002. The agreements provide for a minimum base salary in 1999 of $300,000 for Mr. Hamlin, Mr. Healy and Mr. Migliara, in each case subject to annual discretionary increases by the Board of Directors. The agreements also provide for certain specified fringe benefits, incentive compensation as determined by the Board of Directors, and certain stock option grants under the Employees' Stock Option Plan. Mr. Migliara's agreement provides for a retirement benefit of $150,000 to be paid annually from 2004 through 2013. Under each of the employment agreements, the executive's employment may be terminated by NFO for cause (as defined in each agreement) or without cause. If NFO terminates the executive's employment without cause, the executive is entitled to receive his base salary and benefits, in the case of Mr. Hamlin, through October 18, 2002, and in the case of Mr. Healy, through December 1, 2000, and in the case of Mr. Migliara, through March 1, 2002. If the executive resigns for good reason (as defined in each agreement) after the occurrence of a change in control (as defined in each agreement), he is entitled to receive: (i) his base salary and benefits until the later of (a) in the case of Mr. Hamlin, October 18, 2002, in the case of Mr. Healy, December 1, 2000, and in the case of Mr. Migliara, through March 1, 2002, or (b) in the cases of Messrs. Hamlin and Migliara, the first anniversary of the resignation, and in the case of Mr. Healy, the second anniversary of the resignation, and (ii) in the cases of Messrs. Hamlin and Migliara, a pro-rated portion of his bonus for the year in which the termination occurs, and in the case of Mr. Healy, an amount equal to the most recent annual bonus he received. The employment agreements also provide that the executive's stock options granted under the Employees' Stock Option Plan shall become immediately exercisable in the event that the executive's employment is terminated without cause or in the event of a change in control of NFO. The stock options will remain exercisable for a period of 12 months after termination of employment in the event of termination by NFO without cause or resignation by the executive for good reason following a change in control. Each of Messrs. Hamlin, Healy and Migliara has entered into customary non-compete and non-solicitation agreements with NFO.

On November 20, 1998 Infratest Burke was acquired by NFO and, in connection therewith, Dr. Kiock entered into a new employment agreement. The agreement provides for Dr. Kiock's employment as member and Chairman of Infratest Burke's Board of Management until November 20, 2003, and may be extended with the agreement of Dr. Kiock and Infratest Burke's Supervisory Board. Dr. Kiock was appointed to the additional position of President of NFO's European Operations by NFO's Board of Directors in January 1999.

The agreement provides for a fixed annual salary of DM 500,000, subject to annual discretionary increases by Infratest Burke's Supervisory Board, in addition to certain fringe benefits and a performance-based bonus of up to 66 2/3% of the base salary, to be determined in accordance with the performance targets which are established annually.

Under the agreement, Dr. Kiock may be dismissed as a member of and/or Chairman of Infratest Burke's Board of Management at any time, within the framework of the applicable German statutory provisions. Dr. Kiock may terminate the agreement by giving three months' notice upon a change of control of NFO (as defined in the agreement), and will be entitled to continue to receive his fixed annual salary, in addition to a bonus in the amount of the average of the preceding two business years (or, in the case of termination before the expiration of two business years, in the amount of the average received bonus payments), for the two years following such termination. Dr. Kiock has agreed not to own or in any manner engage in any business competing with Infratest Burke or any of its affiliated companies in the area of the European Union, the U.S.A. and Canada for a period of two years following the expiration of the term of his employment. During this period, Infratest Burke has agreed to pay Dr. Kiock compensation equal to 50% of his last average monthly compensation, including bonus, unless such term of employment is terminated by Dr. Kiock following a change of control of NFO or within a period of four years after the signing of the agreement.

In addition to the employment agreements discussed above, in November 1999, NFO entered into new Change in Control and Severance Agreements with each of Messrs. Healy, Kiock, and Migliara which provide for certain payments in the event of a change in control as defined in the agreement. Specifically, payments would include for each of Messrs. Healy, Kiock, and Migliara two and quarter times the sum of his base salary and his highest annual bonus during the preceding five fiscal years. Certain other fringe benefits would be maintained through the second anniversary of termination. Messrs. Healy and Migliara are also entitled to a gross up payment in the event any amounts paid to them in connection with a change in control are subject to an excise tax under Section 499 of the Internal Revenue Code.

PENSION PLAN AND EXECUTIVE DEFERRED BENEFIT PLAN

NFO Research, Inc. Pension Plan

NFO maintains the NFO Research, Inc. Pension Plan, which it assumed in connection with the acquisition of substantially all the assets of its predecessor in 1991. The Pension Plan is a noncontributory trusteed plan that provides for fixed benefits to employees and their survivors in the event of normal (age 65) or early (age 55 and 10 years of credited service) retirement. Participants become 20% vested in their benefits after two years of service and vest thereafter at a rate of 20% per year of service, becoming fully vested after six years of service. Early retirement benefits are subject to reduction to reflect early commencement.



                            Years of Credited Service
Compensation     15          20            25         30           35
------------  ---------   --------      --------   -------     -------

  $160,000     $26,157    $31,405       $35,517     $38,739     $41,263
  $200,000      32,696     39,256        44,396      48,423      51,579

The pension table set forth above illustrates the estimated annual pension payable as a single life annuity upon retirement pursuant to the current Pension Plan formula for various levels of compensation and years of service, assuming retirement after attainment of age 65. The benefits set forth above are not subject to any reduction for social security or other offsets.

Compensation taken into account for the purposes of calculating benefits under the Pension Plan for 1999 is limited to $160,000, which limit is subject to adjustment in accordance with the Internal Revenue Code. Compensation for purposes of the Pension Plan includes salary and bonus as set forth in the Summary Compensation Table.

The 1999 compensation taken into account for Pension Plan purposes was $160,000 for Mr. Lipner and Mr. Healy who had 26 and 5 years, respectively, of credited service under the Pension Plan as of December 31, 1999.

NFO Worldwide, Inc. Executive Deferred Benefit Plan

NFO also maintains the Executive Deferred Benefit Plan (Supplemental Plan), which it assumed in connection with the acquisition. The Compensation Committee of NFO's Board of Directors determines which executives are eligible to participate. Currently, four of the Named Executive Officers, Messrs. Lipner, Hamlin, Healy, and Migliara participate in the Supplemental Plan. The Supplemental Plan entitles an eligible executive to a benefit that, when added to his benefit under the Pension Plan, the Profit Sharing Plan (to the extent attributable to NFO contributions) and social security, equals 40% of his highest five-year average annual compensation (prorated if the executive has fewer than 15 years of service). Vesting under the Supplemental Plan is the same as under the Pension Plan but is accelerated if a participant is terminated within two years after a change of control of NFO. Benefits payable under the Supplemental Plan are reduced if payment commences before age 60.

Compensation taken into account under the Supplemental Plan includes base salary and bonus as described in the Summary Compensation Table. The 1999 compensation taken into account for purposes of the Supplemental Plan was $715,000 for Lipner, $420,000 for Mr. Hamlin and $500,000 for Mr. Healy.

The Supplemental Plan only recognizes service after December 31, 1991, for benefit accrual purposes. Mr. Lipner had 8 years, Mr. Healy had 5 years and Mr. Hamlin had 3 years of service under the Supplemental Plan as of December 31, 1999, for benefit accrual purposes.

Life Insurance Arrangements

NFO provides life insurance coverage to each of its executive officers. In 1999, Mr. Lipner was provided with $2,206,175 of term life insurance coverage. NFO also provided Mr. Lipner with a "split dollar" life insurance policy beginning in 1998. The present dollar value of the remainder of the "split dollar" life insurance policy premium payments was $354,161 and $359,749 at December 31, 1999 and 1998, respectively. Mr. Healy was provided with $400,000 in term life insurance coverage.

REPORT OF COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The three-member Compensation Committee of the Board of Directors makes compensation decisions regarding compensation of NFO's executives. Each member of the Compensation Committee is a non-employee Director. The Board of Directors reviews all decisions by the Compensation Committee relating to such compensation except for decisions about awards under the Employees' Stock Option Plan, which have been made solely by the Compensation Committee. This is a report of the Compensation Committee addressing NFO's policies governing the compensation of the executive officers of NFO for 1999.

Compensation Policies and Components of Compensation

Generally, the Compensation Committee's executive compensation policies are designed to base pay on NFO's annual and long-term performance goals by rewarding above-average corporate performance and recognizing individual initiative and achievements; furthermore, these policies assist NFO in attracting and retaining qualified executives. The Compensation Committee believes that stock ownership by management is beneficial in aligning management's and shareholders' interests in increasing the value of the common stock; therefore, the Compensation Committee includes a stock-based element in NFO's compensation packages for its executive officers, although the Compensation Committee does not have target ownership levels for equity holdings by executives.

The three primary components of executive compensation are base salary, annual bonus and stock options. The Compensation Committee believes that the cumulative effect of these three elements is to provide NFO's executive officers with levels of total compensation consistent with the Compensation Committee's executive compensation policies set forth above.

The Compensation Committee attempts to keep NFO's executive base salary increases as low as possible, thus limiting NFO's exposure if performance targets are not met. Executive salary levels are subjectively determined by the Compensation Committee based on the experience of each of its members and are intended to be consistent with competitive practices and levels of responsibility (with salary increases reflecting competitive and economic trends, the overall financial performance of NFO and the performance of the individual executive).

The Compensation Committee subjectively determines annual bonus amounts paid to each of NFO's executives in respect of each fiscal year. Generally, bonuses are set within a specified percentage range of base salary and do not exceed 100% of the base salary. For the executive officers named in the Summary Compensation Table, bonuses averaged approximately 50% of 1999 total salary. Factors taken into account in awarding annual bonuses are described below under "Relationship of Corporate Performance to Executive Compensation."

Before March 1996, stock options were periodically granted to NFO's executives under the Employees' Stock Option Plan based upon the subjective determination of the Compensation Committee. Effective March 1996, all authority to administer the Employees' Stock Option Plan has been vested in the Stock Option Committee, a subcommittee of the Compensation Committee. No specific formulas or executive stock ownership targets are employed in determining stock option grants. The number of options previously awarded to and held by executive officers is considered in determining the size of each option grant. Factors taken into account in awarding stock options are described below under "Relationship of Corporate Performance to Executive Compensation."

An additional factor the Compensation Committee focuses on in its consideration of compensation matters is the tax implications of various payments and benefits to NFO and to the individual executive officers. Certain types of compensation payments and their deductibility depend upon the timing of vesting or exercise of awards granted. In addition, interpretations of and changes in the tax laws and other factors beyond the Compensation Committee's control also affect the deductibility of compensation. The Compensation Committee will not in all circumstances limit executive compensation to that deductible under section 162(m) of the Internal Revenue Code. The Compensation Committee will consider the various alternatives to preserving the deductibility of compensation payments and benefits to the extent consistent with its other compensation objectives and to the extent reasonably practicable.

Relationship of Corporate Performance to Executive Compensation

The factors that the Compensation Committee considered in awarding annual bonuses and options under the Employees' Stock Option Plan were based on the performance of both NFO and the individual executive. With respect to NFO, the Compensation Committee considered targeted versus actual annual operating performance, after-tax earnings-per-share and operating income over the last fiscal year, taking into account non-recurring items such as the special charges recorded by NFO in 1999. With respect to the individual executive, the Compensation Committee considered the individual's ability to undertake special projects, to facilitate strategic acquisitions and alliances, to execute NFO's strategic business plan and to develop new custom research methods and concepts. While the Compensation Committee considered all of the foregoing factors, the Compensation Committee subjectively made its determinations and recommendations based on the experience of each of its members.

Targeted versus actual operating performance was a major factor considered in determining the extent to which annual bonuses were paid and awards made under the Employees' Stock Option Plan to NFO's executive officers. The performance of individual executives was reviewed either as to NFO as a whole, or, for those executive officers in charge of an operating unit, as to such officer's particular operating unit. Performance targets were based on business plans developed by NFO's management and approved by the Board of Directors at the start of 1999. In developing the business plans, consideration was given to integrating the business of any recently acquired subsidiaries, divisions or businesses and expanding NFO's mix of services and clients.

The Compensation Committee also took into account the executives' performance in special projects undertaken during the past fiscal year, contribution to strategic acquisitions and alliances (e.g., joint ventures) and development of new custom research methods and concepts. The Compensation Committee also considered after-tax earnings per share, operating income, and the common stock price performance over the last fiscal year. Also, the executives' satisfaction of certain subjective performance criteria (including initiative, contribution to overall corporate performance and managerial ability) was evaluated after informal discussions with other members of the Board of Directors and, for all of the executives other than Mr. Lipner, after discussions with Mr. Lipner.

Compensation of Chief Executive Officer for 1999

In addition to the factors mentioned above, the Compensation Committee's general approach in setting Mr. Lipner's annual compensation took into consideration NFO's performance and earnings and sought to reward Mr. Lipner's strategic management abilities in NFO's expansion efforts. The Compensation Committee also considered Mr. Lipner's role in the development and implementation of strategic business plans for building NFO, identifying niche markets, and developing new proprietary custom research methods and concepts.

The annual bonus paid to Mr. Lipner for 1999 was based on the Compensation Committee's subjective evaluation of Mr. Lipner's performance in that year. Specifically, the Compensation Committee considered Mr. Lipner's roles in pursuing and completing selected acquisitions and joint ventures, further developing and improving NFO's management team, developing relationships with stockholders and analysts, developing and executing NFO's strategic business plan, encouraging the development of new research technologies, and NFO's overall performance. In assessing NFO's overall performance to determine Mr. Lipner's annual salary and bonus, the Compensation Committee considered all of the factors above but did not use any formula with respect to the factors.

The grant of options to Mr. Lipner in 1999 under the Employees' Stock Option Plan was based upon the Compensation Committee's compensation policy of promoting management retention while further aligning management's and stockholders' interests in increasing the value of NFO's common stock.

      Walter A. Forbes
      Steven J. Gilbert
      Edmund A. Hajim

PERFORMANCE GRAPH

The following graph sets forth NFO's total stockholder return as compared to the Russell 2000 Index the NASDAQ Market Index, and as compared to a Peer Group selected in good faith by NFO, for the period from April 7, 1993, when NFO's common stock was first registered under the Exchange Act, through December 31, 1999, the last day of NFO's last completed fiscal year. The Peer Group includes NFO and four other companies in the market research industry: Total Research Corporation, Opinion Research Corporation, National Research, Corp. and Taylor Nelson Sofres, a U.K. company whose symbol on the London Stock Exchange is TNN. These companies are consistent with those in Peer Group B in NFO's 1999 Proxy Statement, with the exception that Peer Group B also included Market Facts, Inc., M/A/R/C Inc., Audits & Surveys Worldwide, Inc., and Intelliquest, Inc., each of which no longer exists as a separate entity following acquisitions in 1999 by other companies. Therefore, they are not included in the Peer Group presented below. The returns of each component company in the Peer Group has been weighted based on such company's relative market capitalization.

                                [GRAPHIC OMITTED]

The graph above assumes $100 invested at the beginning of the period in NFO's common stock, the Russell 2000 Index, the NASDAQ Market Index and the Peer
Group, and was plotted using the following data:



                       4/07/93       6/30/93      9/30/93      12/31/93     3/31/94      6/30/94     9/30/94
                       -------       -------      -------      --------     -------      -------     -------

NFO Worldwide, Inc.    100.00        103.28       127.87       123.77       157.38       147.47      169.59
Peer Group             100.00        100.10       109.80       114.33       119.56       128.53      154.76
NASDAQ Market Index    100.00        101.58       109.00       109.26       110.21       109.09      115.00
Russell 2000 Index     100.00        105.07       114.26       117.26       114.14       109.70      117.31

                       12/30/94      3/31/95      6/30/95      9/30/95      12/31/95     3/31/96     6/30/96
                       --------      -------      -------      -------      --------     -------     -------
NFO Worldwide, Inc.    142.55        191.71       199.08       231.03       260.53       372.17      348.22
Peer Group             151.23        173.30       179.65       195.77       185.34       204.00      244.74
NASDAQ Market Index    112.55        115.66       127.24       140.34       139.57       146.17      157.36
Russell 2000 Index     115.13        120.44       131.72       144.73       147.87       155.56      163.35

                       9/30/96       12/31/96     3/31/97      6/30/97      9/30/97      12/31/97    3/31/98
                       -------       --------     -------      -------      -------      --------    -------
NFO Worldwide, Inc.    316.90        324.27       256.10       364.80       405.33       462.68      464.06
Peer Group             204.86        223.10       199.62       258.58       334.22       229.54      258.98
NASDAQ Market Index    162.14        169.85       161.24       190.81       222.69       208.89      242.83
Russell 2000 Index     163.90        172.43       163.51       190.01       218.25       210.94      232.16

                       6/30/98       9/30/98      12/31/98     3/31/99      6/30/99      9/30/99     12/31/99
                       -------       -------      --------     -------      -------      -------     --------
NFO Worldwide, Inc.    393.63        219.61       254.14       213.96       299.55       272.80      478.74
Peer Group             284.42        227.03       214.92       147.23       160.84       189.32      285.81
NASDAQ Market Index    251.24        226.16       293.35       343.51       373.78       379.87      561.03
Russell 2000 Index     221.35        176.75       205.03       187.93       216.43       202.06      238.46



* Total return calculations were provided by Media General Financial Services.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee of NFO is composed of Walter A. Forbes, Steven J. Gilbert and Edmund A. Hajim. Mr. Gilbert served as NFO's Chairman of the Board in 1992 and served as Secretary from 1993 to March 1998. Mr. Gilbert has never been an employee of NFO, and Messrs. Forbes and Hajim have never been officers or employees of NFO.

COMPENSATION OF DIRECTORS

NFO does not pay any additional remuneration to officers of NFO for serving as directors. Directors who are not employees of NFO are paid an annual fee of $24,000, and a fee of $1,000 for each committee meeting of the Board of Directors they attend. Additionally, non-employee directors are reimbursed for out-of-pocket expenses associated with attending meetings of the Board of Directors and committees. Mr. Sculley's annual director fee is included in his fee under his consulting agreement with NFO described below. See "Certain Relationships and Related Transactions."

Non-employee directors also receive annual stock options under the NFO Worldwide, Inc. Directors' Stock Option Plan (the "Directors' Stock Option Plan"). Under the Directors' Stock Option Plan, each new non-employee director receives an option for 22,500 shares upon his initial election to the Board of Directors, and, through 1998, each non-employee director received an option for an additional 15,000 shares upon each re-election to the Board of Directors. In 1999, each Director received an option for 45,000 shares. The exercise price of each option granted under the Directors' Stock Option Plan is equal to the market price of the common stock on the date of grant. Each option is exercisable, either in whole or in part, at any time after the six-month anniversary of the date the option was granted and each option will expire on the fifth anniversary date of the date on which the option is granted. The Directors' Stock Option Plan is designed to be self-governing in order to comply with certain requirements of Rule 16b-3 of the Exchange Act.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership, both direct and indirect, reported to NFO as of February 15, 2000, of common stock of NFO, including shares as to which a right to acquire ownership exists (for example, through the exercise of certain stock options). The information is presented for beneficial owners of more than 5% of NFO's common stock, for each director and for each Named Executive Officer and for the group comprised of all directors and Named Executive Officers. NFO knows of no persons other than those identified herein who owned beneficially more than 5% of the outstanding shares of common stock as of February 15, 2000.

         Security Ownership of Certain Beneficial Owners and Management



                                                Number of
                                                Shares of
                                            Common Stock           Percentage of
Name and Address of Beneficial Owner (1)   Beneficially Owned       Common Stock
----------------------------------------    ---------------         ------------

T. Rowe Price Associates, Inc. (2)              2,535,200              10.78%
100 E. Pratt Street
Baltimore, MD 21202

The Chase Manhattan Corporation (3)             1,745,535               7.42%
270 Park Avenue
New York, NY 10017

Lord, Abbett & Co. (4)                          1,658,495               7.03%
90 Hudson Street
Jersey City, NJ 07302

Walter A. Forbes (5)                              158,262                 *
FGII, 20 Dayton Avenue
Greenwich, CT 06830

Steven J. Gilbert (6)                             135,666                 *
590 Madison Avenue, 40th Floor
New York, NY 10022

Edmund A. Hajim (7)                               199,250                 *
230 Park Avenue
New York, NY 10167

Charles B. Hamlin (8)                             197,500                 *
2 Pickwick Plaza
Greenwich, CT 06830

Patrick G. Healy (9)                              352,758               1.5%
2 Pickwick Plaza
Greenwich, CT 06830

Hartmut Kiock (10)                                 19,667                 *
2 Pickwick Plaza
Greenwich, CT 06830

William E. Lipner (11)                          1,328,747               5.7%
2 Pickwick Plaza
Greenwich, CT 06830

Joseph M. Migliara (12)                           667,507               2.8%
4 Park Center Court
Owings Mills, MD 21117

John Sculley (13)                                172,500                 *
90 Park Avenue, 32nd Floor
New York, NY 10017

All executive officers and
directors as a group (9 persons)(14)           3,231,857              13.8%



----------------------
* Represents less than 1% of the outstanding shares of the common stock.

(1) Except as indicated in the notes to this table, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2) (2) These securities are owned by various individual and institutional investors, including T. Rowe Price New Horizons Fund, Inc. (which owns 2,000,000 shares, representing 8.5% of the shares outstanding), for which T. Rowe Price Associates, Inc. (Price Associates) serves as investment adviser with power to direct investments and/or sole power to vote the securities. Accordingly, for purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates may be deemed to be a beneficial owner of these securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(3) According to a statement on Schedule 13G dated February 20, 2000, filed with the Securities and Exchange Commission by The Chase Manhattan Corporation, which holds the shares on behalf of certain subsidiaries engaged in investment management activities.

(4) According to a statement on Schedule 13G dated January 27, 2000, filed with the Securities and Exchange Commission by Lord, Abbett & Co., Lord, Abbett & Co. is an investment advisor that owns the shares on behalf of its clients.

(5) Includes 6,750 shares held by his spouse in custodial accounts for his children, for which Mr. Forbes may be deemed to share voting and investment power and thus may be deemed to own beneficially. Also includes 93,750 shares issuable upon the exercise of options granted to Mr. Forbes pursuant to the Directors' Stock Option Plan.

(6) Includes 93,750 shares issuable upon exercise of options granted to Mr. Gilbert pursuant to the Directors' Stock Option Plan.

(7) Includes 93,750 shares issuable upon exercise of options granted to Mr. Hajim pursuant to the Directors' Stock Option Plan. Also includes 8,500 shares owned by his wife, Barbara Hajim, and 10,000 shares owned by The Hajim Family Foundation, of which Mr. Hajim is trustee, as to which he may be deemed to have beneficial ownership.

(8) Includes 197,500 shares issuable upon exercise of options granted to Mr. Hamlin pursuant to the Employees' Stock Option Plan which have already vested.

(9) Includes 352,083 shares issuable upon exercise of options granted to Mr. Healy pursuant to the Employees' Stock Option Plan which have already vested.

(10) Includes 19,667 shares issuable upon exercise of options granted to Mr. Kiock pursuant to the Employees' Stock Option Plan which have already vested.

(11) Includes 826,625 shares issuable upon exercise of options granted to Mr. Lipner pursuant to the Employees' Stock Option Plan which have already vested. Also includes 236,548 shares indirectly owned by him, 151,500 of which are owned directly by his wife, Deborah Lipner; and 85,048 of which are held in custodial accounts and trusts for their sons Justin Drew Lipner and Wesley Edwin Lipner. A trust holds 5,063 shares of NFO common stock for the benefit of Deborah Lipner; however, since the trustee of the trust has sole voting and investment power with respect to the shares, Mr. Lipner does not beneficially own such shares.

(12) Includes 96,177 shares issuable upon the exercise of options granted to Mr. Migliara pursuant to the Employees' Stock Option Plan which have already vested.

(13) Includes 93,250 shares issuable upon the exercise of options granted to Mr. Sculley pursuant to the Directors' Stock Option Plan.

(14) Includes 375,000 shares issuable upon exercise of options granted pursuant to the Directors' Stock Option Plan and 1,492,052 shares issuable upon exercise of options granted pursuant to the Employees' Stock Option Plan which have already vested.

Item 13. Certain Relationships and Related Transactions

On October 25, 1994, John Sculley joined NFO's Board of Directors and entered into a consulting agreement with NFO. The agreement provides that Mr. Sculley will serve as a consultant, particularly in the areas of technology, idea development for new services and ventures, and international expansion. Under the agreement, as consideration for his services to NFO as consultant and as director, Mr. Sculley will receive an annual fee of $50,000 so long as he is a director of NFO, plus out-of-pocket expenses. In addition, pursuant to the agreement, NFO granted Mr. Sculley an option to purchase 56,250 shares of NFO's common stock, with an exercise price of $7.44 per share, the exercise price being equal to the market price on the date of grant. Pursuant to the agreement, NFO filed a registration statement with the Securities and Exchange Commission to register the issuance by NFO of the shares subject to the option. Moreover, as a director of NFO, Mr. Sculley received options to purchase 22,500 shares of NFO's common stock pursuant to the NFO Worldwide, Inc. Directors' Stock Option Plan, which is described above. Mr. Sculley exercised these 78,750 shares in 1999.

Messrs. Lipner and Sculley are each minority shareholders of Talk City and, in addition, Mr. Sculley is a director of Talk City and Chairman of LivePicture. On February 10, 1997, NFO and Talk City announced an agreement to jointly provide online market research services that combine Talk City's community/chat services with NFO's panel-based market research services. Also on February 10, 1997, NFO and LivePicture announced a strategic alliance to combine LivePicture's RealSpace and FlashPix technologies, which provide three-dimensional, photographic quality images with NFO's Internet-based market research offerings.

Mr. Migliara is a partial owner of two of the buildings in which a subsidiary of NFO leases office space.

                                     PART IV

Item 14.  Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) (1)-(2)   Financial Statements and Financial Statement Schedules:


FINANCIAL STATEMENT SCHEDULES

                                   SCHEDULE II

Valuation and Qualifying Accounts
(In thousands)



          Column A      Column B        Column C       Column D      Column E
                        Balance at      Additions
                        Beginning   Charged to Costs                Balance at
         Description    of Period     and Expenses    Deductions   End of Period
         -----------    ---------     ------------    ----------   -------------

Allowance for
doubtful accounts:

January 1 -
December 31, 1999      $     967       $    2,638     $     941     $  2,664

January 1 -
December 31, 1998      $     471       $    2,287 (a) $   1,791     $    967

January 1 -
December 31, 1997      $     447       $      151     $     127     $    471



(a) Includes $228 of acquired beginning balance due to 1998 acquisitions.

The financial statements are included herein as Item 8. Financial Statement Schedules, other than that included above, are omitted because of the absence of the condition under which they are required or because the required information is included in the Financial Statements and related notes thereto.

(b) Reports on Form 8-K

The following reports on Form 8-K were filed during the three months ended December 31, 1999:

NFO filed a current report on Form 8-K with the Commission on December 23, 1999, which described an Amendment to Rights Agreement amending the Shareholder Rights Agreement dated October 5, 1998.

NFO filed a current report on Form 8-K with the Commission on December 20, 1999, which announced an Agreement and Plan of Merger between NFO and The Interpublic Group of Companies.

NFO filed a current report on Form 8-K with the Commission on October 19, 1999, which announced NFO's launch of InsightExpress, LLC, a new internet company.

                                                                              Incorporated by
                                                                              Reference from

                                                               ---------------------------------
                                                               NFO Worldwide, Inc.
                                                               Registration
Exhibit                                                        Statement
Number                                                         No. or Report
Exhibit
----------------------------------------------------------------------------------------------------

2.1      Agreement and Plan of Merger by and among The         Report on Form 8-K              2.1
         Interpublic Group of Companies, Inc. and NFO          dated December 20,
         Worldwide, Inc., dated as of December 20, 1999.       1999.

3.1      Restated Certificate of Incorporation.                Report on Form 10-K             3.1
                                                               for the year ended
                                                               December 31, 1997.

3.2      Amended and Restated By-laws.                         33-73516                        4.2
                                                               (Form S-8)

4        Specimen Common Stock certificate.                    33-58748                        4.1
                                                               (Form S-1)

4.1      Stock Option Agreement dated as of December 20,       Report on Form 8-K              4.1
         1999, between The Interpublic Group of Companies,     dated December 20,
         Inc. and NFO Worldwide, Inc.                          1999.


10.1     Assignment and Assumption Agreement,                  33-58748                       10.3
         dated as of September 27, 1991, between               (Form S-1)
         the Predecessor and the Company.

10.2     Registration Agreement, dated September 27,           33-58748
10.10
         1991, among the Company and its                       (Form S-1)
         stockholders parties thereto.

10.3     Stockholders Agreement, dated as of                   33-58748
10.11
         September 27, 1991, among the Company
         (Form S-1) and its stockholders.

10.4     Amendment to Stockholders Agreement,                  33-58748
10.12
         dated as of April 6, 1993, among the                  (Form S-1)
         Company and its stockholders.

10.5+    Employment Agreement, dated March 15,                 Report on Form 10-K
10.14
         1995, between the Company and                         for the year ended
         William E. Lipner.                                    December 31, 1994.

10.6+    Employment Agreement, dated as of                     Report on Form 10-K
10.10
         December 1, 1997, between the Company                 for the year ended
         and Patrick G. Healy.                                 December 31, 1997.



*Filed herewith.
+Management contract or compensatory plan or arrangement.

                                                                                             Incorporated by
                                                                                             Reference from

                                                                                 -------------------------------------
                                                                                  NFO Worldwide, Inc.
                                                                                  Registration
Exhibit                                                                           Statement
Number                                                                            No. or Report
Exhibit
-----------------------------------------------------------------------------------------------------------------------

10.7+        Agreement, dated October 25, 1994,                                   Report on Form 10-Q            10.1
             between the Company and John Sculley.                                for the quarter ended
                                                                                  September 30, 1995.

10.8         Credit Agreement, dated as of March 9,                               Report on Form 8-K             2
             1998, among the Company, the Banks                                   dated March 24, 1998.
             signatory thereto and Fleet Bank,
             National Association, as Agent.

10.9+        NFO Research, Inc. Stock Option Plan, as amended.                    333-38497                      99
                                                                                  (Form S-3)

10.10+       NFO Research, Inc. Directors' Stock Option                           Report on Form 10-K
10.26
             Plan and Form of Directors' Stock Option                             for the year ended
             Agreement.                                                           December 31, 1994.

10.11+       NFO Research, Inc. Profit Sharing Plan, and                          33-83002                       4.4
             amendments thereto.                                                  (Form S-8)

10.12+       NFO Research, Inc. Pension Plan, and                                 33-58748
10.26
             amendments thereto.                                                  (Form S-1)

10.13+       NFO Worldwide, Inc. Executive Deferred                               33-58748
10.27
             Benefit Plan.                                                        (Form S-1)

10.14+       Deferred Compensation and Life Insurance                             Report on Form 10-K
10.29
             Benefit Agreement, dated as of May 3, 1980,                          for the year ended
             between the Company and William E. Lipner.                           December 31, 1993.

10.15        Office Lease for Migliara/Kaplan Associates,                         Report on Form 10-K
10.27
             Inc. headquartered at 9 Park Center Court,                           for the year ended
             Owings Mills, Maryland dated January 1, 1998,                        December 31, 1997.
             between Migliara/Kaplan Associates, Inc. and
             Nine Park Center Court, LLC.

10.16        Agreement and Plan of Merger, dated as of                            Report on Form 8-K             1
             January 1, 1994, by and among PSI Partners                           dated January 10, 1994.
             Acquisition Corporation, Payment Systems,
             Inc., the Company and the stockholders of
             PSI Partners Acquisition Corporation.



*Filed herewith.
+Management contract or compensatory plan or arrangement.

                                                                                             Incorporated by
                                                                                             Reference from

                                                                                -------------------------------------
                                                                                  NFO Worldwide, Inc.
                                                                                  Registration
Exhibit                                                                           Statement
Number                                                                            No. or Report
Exhibit
-----------------------------------------------------------------------------------------------------------------------

10.17        Asset Purchase Agreement, dated as                                   Report on Form 10-Q            10.2
             of November 7, 1994, among Advanced                                  for the quarter ended
             Marketing Solutions, Inc., as Seller,                                September 30, 1994.
             Advanced Marketing Solutions Corp., as
             Buyer, and the Company.

10.18        Agreement and Plan of Merger, dated as of                            Report on Form 8-K             1
             November 7, 1995, by and among the                                   dated January 3, 1996.
             Company, Migliara-Kaplan & Associates,
             Inc., and the Migliara/Kaplan Associates Inc.
             and the stockholders of Migliara-Kaplan &
             Associates, Inc.

10.19        Asset Purchase Agreement, dated as of                                Report on Form 8-K             2
             November 7, 1995, by and among the dated January 3, 1996.
             Company, Chesapeake Surveys, Inc., a Maryland
             corporation, and Chesapeake Surveys, Inc.,
             a Delaware corporation.

10.20        Agreement and Plan of Merger, dated as of                            Report on Form 10-K
10.30
             December 8, 1995, by and among Plog                                  for the year ended
             Research, Inc., a California corporation                             December 31, 1995.
             ("PRI-California"), Plog Research, Inc., a
             Delaware corporation, the Company, Stanley
             C. Plog and the stockholders of PRI-California.

10.21        Agreement and Plan of Merger, dated as                               Report on Form 8-K             1
             of March 20, 1997, by and among                                      dated October 22, 1997.
             Prognostics Corp., a Delaware Corporation,
             Prognostics, a California corporation ("Prognostics"), the Company and the shareholders of Prognostics.

10.22        Share Purchase Agreement among the                                   Report on Form 8-K             1
             Company, NFO U.K., Inc. and the Shareholders                         dated July 11, 1997.
             of The MBL Group Plc.

10.23        Form of Minority Shareholder Share Purchase                          Report on Form 8-K             2
             Agreement for Acquisition of stock of Minority                       dated July 11, 1997.
             Shareholders in a subsidiary of The MBL Group Plc.



*Filed herewith.
+Management contract or compensatory plan or arrangement.

                                                                                             Incorporated by
                                                                                             Reference from

                                                                                -------------------------------------
                                                                                  NFO Worldwide, Inc.
                                                                                  Registration
Exhibit                                                                           Statement
Number                                                                            No. or Report
Exhibit
-----------------------------------------------------------------------------------------------------------------------

10.24        Stock Purchase Agreement, dated as of November 10,                   Report on Form 8-K             10.1
             1998, by and among NFO Europe (Deutschland)                          dated November 20,
             GmbH & Co. KG, NFO Worldwide, Inc. (the "Company")                   1998.
             and all of the Stockholders (the "Sellers") of Infratest
             Burke Aktiengesellschaft Holding ("Infratest Burke").

10.25        Letter Agreement, dated November 17, 1998, among                     Report on Form 8-K             10.2
             the Company, Infratest Burke and the Sellers.                        dated November 20, 1998.

10.26        Note Purchase Agreement, dated as of November 20,                    Report on Form 8-K             10.3
             1998, between the Company and each of the purchasers                 dated November 20, 1998.
             signatory thereto relating to the Company's Adjustable
             Rate Series A Senior Notes due 2005 and the Company's Adjustable
             Rate Series B Senior Notes due 2008.

10.27        Note Purchase Agreement, dated as of November 20,                    Report on Form 8-K             10.4
             1998, between the Company and each of the purchasers                 dated November 20, 1998.
             signatory thereto relating to the Company's 9.84%
             Senior Subordinated Notes due 2008.

10.28        Amendment, dated as of November 20, 1998, to the                     Report on Form 8-K             10.5
             separate Note Purchase Agreements dated as of March 9,               dated November 20, 1998.
             1998, between the Company and each of the institutions
             signatory thereto.

10.29        Amendment No. 1, dated as of November 20, 1998, to                   Report on Form 8-K             10.6
             the Credit Agreement dated as of March 9, 1998, by                   dated November 20, 1998.
             and among the Company, Fleet National Bank and The
             Chase Manhattan Bank, as co-agents, and the banks
             signatory thereto.

10.30        Note Purchase Agreement, dated as of March 26, 1999,                 Report on Form 10-K
10.43
             between the Company and each of the purchasers                       for the year ended
             signatory thereto relating to the Company's $7 million               December 31, 1998.
             7.52% Senior Notes due November 15, 2005.

10.31        Note Purchase Agreement, dated as of March 26, 1999,                 Report on Form 10-K
10.44
             between the Company and each of the purchasers                       for the year ended
             signatory thereto relating to the Company's $8 million               December 31, 1998.
             9.84% Senior Subordinated Notes due November 15, 2008.

10.32+       Amendment No. 1, dated as of November 9, 1999,                       Report on Form 10-Q            10.1
             to the Employment Agreement, dated as of March 15,                   for quarter ended
             1995, between the Company and William E. Lipner.                     September 30, 1998.



*Filed herewith.
+Management contract or compensatory plan or arrangement.
                                                                                             Incorporated by
                                                                                             Reference from

                                                                                -------------------------------------
                                                                                  NFO Worldwide, Inc.
                                                                                  Registration
Exhibit                                                                           Statement
Number                                                                            No. or Report
Exhibit
-----------------------------------------------------------------------------------------------------------------------

10.33+       Change in Control and Severance Agreement, dated                     Report on Form 10-Q            10.2
             as of November 9, 1999, between the Company and                      for the quarter ended
             William E. Lipner.                                                   September 30, 1998.

10.34+       Change in Control and Severance Agreement, dated                     Report on Form 10-Q            10.3
             as of November 9, 1999, between the Company and                      for the quarter ended
             Patrick G. Healy.                                                    September 30, 1998.

10.35+       Change in Control and Severance Agreement, dated                     Report on Form 10-Q            10.4
             as of November 9, 1999, between the Company and                      for the quarter ended
             Joseph M. Migliara.                                                  September 30, 1998.

10.36+* Employment Agreement, dated as of March 1, 1999, between the Company and Joseph M. Migliara.

10.37+*      Change in Control Severance Agreement, dated as of
             December 10, 1999, between the Company and Dr.
             Hartmut Kiock.

21*          Subsidiaries of the Company.

23.1*        Consent of Arthur Andersen LLP.

23.2*        Consent of Soteriou Banerji.

27*          Financial Data Schedule.



*Filed herewith.
+Management contract or compensatory plan or arrangement.


                                   SIGNATURES


    Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 27th day of March 2000.


                                        NFO WORLDWIDE, INC.


                                        By: /s/ William E. Lipner
                                            ---------------------
                                            Chairman of the Board, President
                                            and Chief Executive Officer

    Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 27, 2000.


/s/ William E. Lipner     Chairman of the Board, President,
---------------------     Chief Executive Officer and Director
William E. Lipner

/s/ Steven J. Gilbert     Director
---------------------
Steven J. Gilbert

/s/ Patrick G. Healy      President - Australasia and the Middle East,
---------------------     Chief Financial Officer and Secretary
Patrick G. Healy          (Principal Financial Officer and
                          Principal Accounting Officer)

/s/ Walter A. Forbes      Director
---------------------
Walter A. Forbes

/s/ Edmund A. Hajim       Director
---------------------
Edmund A. Hajim

/s/ John Sculley          Director
---------------------
John Sculley

                                                                                             Incorporated by
                                                                                             Reference from

                                                                                -------------------------------------
                                                                                  NFO Worldwide, Inc.
                                                                                  Registration
Exhibit                                                                           Statement
Number                                                                            No. or Report
Exhibit
-----------------------------------------------------------------------------------------------------------------------

2.1          Agreement and Plan of Merger by and among The                        Report on Form 8-K              2.1
             Interpublic Group of Companies, Inc. and NFO                         dated December 20,
             Worldwide, Inc., dated as of December 20, 1999.                      1999.

3.1          Restated Certificate of Incorporation.                               Report on Form 10-K             3.1
                                                                                  for the year ended
                                                                                  December 31, 1997.

3.2          Amended and Restated By-laws.                                        33-73516                        4.2
                                                                                  (Form S-8)

4            Specimen Common Stock certificate.                                   33-58748                        4.1
                                                                                  (Form S-1)

4.1          Stock Option Agreement dated as of December 20,                      Report on Form 8-K              4.1
             1999, between The Interpublic Group of Companies,                    dated December 20,
             Inc. and NFO Worldwide, Inc.                                         1999.


10.1         Assignment and Assumption Agreement,                                 33-58748                       10.3
             dated as of September 27, 1991, between                              (Form S-1)
             the Predecessor and the Company.

10.2         Registration Agreement, dated September 27,                          33-58748
10.10
             1991, among the Company and its                                      (Form S-1)
             stockholders parties thereto.

10.3         Stockholders Agreement, dated as of                                  33-58748
10.11
             September 27, 1991, among the Company (Form S-1) and its
             stockholders.

10.4         Amendment to Stockholders Agreement,                                 33-58748
10.12
             dated as of April 6, 1993, among the                                 (Form S-1)
             Company and its stockholders.

10.5+        Employment Agreement, dated March 15,                                Report on Form 10-K
10.14
             1995, between the Company and                                        for the year ended
             William E. Lipner.                                                   December 31, 1994.

10.6+        Employment Agreement, dated as of                                    Report on Form 10-K
10.10
             December 1, 1997, between the Company                                for the year ended
             and Patrick G. Healy.                                                December 31, 1997.



*Filed herewith.
+Management contract or compensatory plan or arrangement.

                                                                                             Incorporated by
                                                                                             Reference from

                                                                                -------------------------------------
                                                                                  NFO Worldwide, Inc.
                                                                                  Registration
Exhibit                                                                           Statement
Number                                                                            No. or Report
Exhibit
-----------------------------------------------------------------------------------------------------------------------

10.7+        Agreement, dated October 25, 1994,                                   Report on Form 10-Q            10.1
             between the Company and John Sculley.                                for the quarter ended
                                                                                  September 30, 1995.

10.8         Credit Agreement, dated as of March 9,                               Report on Form 8-K             2
             1998, among the Company, the Banks                                   dated March 24, 1998.
             signatory thereto and Fleet Bank,
             National Association, as Agent.

10.9+        NFO Research, Inc. Stock Option Plan, as amended.                    333-38497                      99
                                                                                  (Form S-3)

10.10+       NFO Research, Inc. Directors' Stock Option                           Report on Form 10-K
10.26
             Plan and Form of Directors' Stock Option                             for the year ended
             Agreement.                                                           December 31, 1994.

10.11+       NFO Research, Inc. Profit Sharing Plan, and                          33-83002                       4.4
             amendments thereto.                                                  (Form S-8)

10.12+       NFO Research, Inc. Pension Plan, and                                 33-58748
10.26
             amendments thereto.                                                  (Form S-1)

10.13+       NFO Worldwide, Inc. Executive Deferred                               33-58748
10.27
             Benefit Plan.                                                        (Form S-1)

10.14+       Deferred Compensation and Life Insurance                             Report on Form 10-K
10.29
             Benefit Agreement, dated as of May 3, 1980,                          for the year ended
             between the Company and William E. Lipner.                           December 31, 1993.

10.15        Office Lease for Migliara/Kaplan Associates,                         Report on Form 10-K
10.27
             Inc. headquartered at 9 Park Center Court,                           for the year ended
             Owings Mills, Maryland dated January 1, 1998,                        December 31, 1997.
             between Migliara/Kaplan Associates, Inc. and
             Nine Park Center Court, LLC.

10.16        Agreement and Plan of Merger, dated as of                            Report on Form 8-K             1
             January 1, 1994, by and among PSI Partners                           dated January 10, 1994.
             Acquisition Corporation, Payment Systems,
             Inc., the Company and the stockholders of
             PSI Partners Acquisition Corporation.



*Filed herewith.
+Management contract or compensatory plan or arrangement.

                                                                                             Incorporated by
                                                                                             Reference from

                                                                                -------------------------------------
                                                                                  NFO Worldwide, Inc.
                                                                                  Registration
Exhibit                                                                           Statement
Number                                                                            No. or Report
Exhibit
-----------------------------------------------------------------------------------------------------------------------

10.17        Asset Purchase Agreement, dated as                                   Report on Form 10-Q            10.2
             of November 7, 1994, among Advanced                                  for the quarter ended
             Marketing Solutions, Inc., as Seller,                                September 30, 1994.
             Advanced Marketing Solutions Corp., as
             Buyer, and the Company.

10.18        Agreement and Plan of Merger, dated as of                            Report on Form 8-K             1
             November 7, 1995, by and among the                                   dated January 3, 1996.
             Company, Migliara-Kaplan & Associates,
             Inc., and the Migliara/Kaplan Associates Inc.
             and the stockholders of Migliara-Kaplan &
             Associates, Inc.

10.19        Asset Purchase Agreement, dated as of                                Report on Form 8-K             2
             November 7, 1995, by and among the dated January 3, 1996.
             Company, Chesapeake Surveys, Inc., a Maryland
             corporation, and Chesapeake Surveys, Inc.,
             a Delaware corporation.

10.20        Agreement and Plan of Merger, dated as of                            Report on Form 10-K
10.30
             December 8, 1995, by and among Plog                                  for the year ended
             Research, Inc., a California corporation                             December 31, 1995.
             ("PRI-California"), Plog Research, Inc., a
             Delaware corporation, the Company, Stanley
             C. Plog and the stockholders of PRI-California.

10.21        Agreement and Plan of Merger, dated as                               Report on Form 8-K             1
             of March 20, 1997, by and among                                      dated October 22, 1997.
             Prognostics Corp., a Delaware Corporation,
             Prognostics, a California corporation ("Prognostics"), the Company and the shareholders of Prognostics.

10.22        Share Purchase Agreement among the                                   Report on Form 8-K             1
             Company, NFO U.K., Inc. and the Shareholders                         dated July 11, 1997.
             of The MBL Group Plc.

10.23        Form of Minority Shareholder Share Purchase                          Report on Form 8-K             2
             Agreement for Acquisition of stock of Minority                       dated July 11, 1997.
             Shareholders in a subsidiary of The MBL Group Plc.



*Filed herewith.
+Management contract or compensatory plan or arrangement.

                                                                                             Incorporated by
                                                                                             Reference from

                                                                                -------------------------------------
                                                                                  NFO Worldwide, Inc.
                                                                                  Registration
Exhibit                                                                           Statement
Number                                                                            No. or Report
Exhibit
-----------------------------------------------------------------------------------------------------------------------

10.24        Stock Purchase Agreement, dated as of November 10,                   Report on Form 8-K             10.1
             1998, by and among NFO Europe (Deutschland)                          dated November 20,
             GmbH & Co. KG, NFO Worldwide, Inc. (the "Company")                   1998.
             and all of the Stockholders (the "Sellers") of Infratest
             Burke Aktiengesellschaft Holding ("Infratest Burke").

10.25        Letter Agreement, dated November 17, 1998, among                     Report on Form 8-K             10.2
             the Company, Infratest Burke and the Sellers.                        dated November 20, 1998.

10.26        Note Purchase Agreement, dated as of November 20,                    Report on Form 8-K             10.3
             1998, between the Company and each of the purchasers                 dated November 20, 1998.
             signatory thereto relating to the Company's Adjustable
             Rate Series A Senior Notes due 2005 and the Company's Adjustable
             Rate Series B Senior Notes due 2008.

10.27        Note Purchase Agreement, dated as of November 20,                    Report on Form 8-K             10.4
             1998, between the Company and each of the purchasers                 dated November 20, 1998.
             signatory thereto relating to the Company's 9.84%
             Senior Subordinated Notes due 2008.

10.28        Amendment, dated as of November 20, 1998, to the                     Report on Form 8-K             10.5
             separate Note Purchase Agreements dated as of March 9,               dated November 20, 1998.
             1998, between the Company and each of the institutions
             signatory thereto.

10.29        Amendment No. 1, dated as of November 20, 1998, to                   Report on Form 8-K             10.6
             the Credit Agreement dated as of March 9, 1998, by                   dated November 20, 1998.
             and among the Company, Fleet National Bank and The
             Chase Manhattan Bank, as co-agents, and the banks
             signatory thereto.

10.30        Note Purchase Agreement, dated as of March 26, 1999,                 Report on Form 10-K
10.43
             between the Company and each of the purchasers                       for the year ended
             signatory thereto relating to the Company's $7 million               December 31, 1998.
             7.52% Senior Notes due November 15, 2005.

10.31        Note Purchase Agreement, dated as of March 26, 1999,                 Report on Form 10-K
10.44
             between the Company and each of the purchasers                       for the year ended
             signatory thereto relating to the Company's $8 million               December 31, 1998.
             9.84% Senior Subordinated Notes due November 15, 2008.

10.32+       Amendment No. 1, dated as of November 9, 1999,                       Report on Form 10-Q            10.1
             to the Employment Agreement, dated as of March 15,                   for quarter ended
             1995, between the Company and William E. Lipner.                     September 30, 1998.



*Filed herewith.
+Management contract or compensatory plan or arrangement.

                                                                                             Incorporated by
                                                                                             Reference from

                                                                                -------------------------------------
                                                                                  NFO Worldwide, Inc.
                                                                                  Registration
Exhibit                                                                           Statement
Number                                                                            No. or Report
Exhibit
-----------------------------------------------------------------------------------------------------------------------

10.33+       Change in Control and Severance Agreement, dated                     Report on Form 10-Q            10.2
             as of November 9, 1999, between the Company and                      for the quarter ended
             William E. Lipner.                                                   September 30, 1998.

10.34+       Change in Control and Severance Agreement, dated                     Report on Form 10-Q            10.3
             as of November 9, 1999, between the Company and                      for the quarter ended
             Patrick G. Healy.                                                    September 30, 1998.

10.35+       Change in Control and Severance Agreement, dated                     Report on Form 10-Q            10.4
             as of November 9, 1999, between the Company and                      for the quarter ended
             Joseph M. Migliara.                                                  September 30, 1998.

10.36+* Employment Agreement, dated as of March 1, 1999, between the Company and Joseph M. Migliara.

10.37+*      Change in Control Severance Agreement, dated as of
             December 10, 1999, between the Company and Dr.
             Hartmut Kiock.

21*          Subsidiaries of the Company.

23.1*        Consent of Arthur Andersen LLP.

23.2*        Consent of Soteriou Banerji.

27*          Financial Data Schedule.



*Filed herewith.
+Management contract or compensatory plan or arrangement.

                                                                   Exhibit 10.36

                               NFO WORLDWIDE, INC.
                              EMPLOYMENT AGREEMENT


            THIS AGREEMENT is made as of March 1, 1999, by and between NFO Worldwide, Inc., a Delaware corporation (the "Company"), and Joseph M. Migliara (the "Executive").

            The Board of Directors of the Company (the "Board") recognizes that the Executive's contribution to the growth and success of the Company has been substantial and desires to assure the Executive's continued employment with the Company as its President -- North American Operations and to compensate him therefor, and the Executive is willing to be employed by the Company on the terms herein provided.

            In consideration of the foregoing and the respective covenants and agreements of the parties herein contained, the parties hereto agree as follows:

            1. Employment and Acceptance.

            The Company hereby employs the Executive and the Executive hereby accepts employment from the Company, upon the terms and conditions set forth in this Agreement, for the period beginning on the date hereof and ending as provided in paragraph 5 hereof (the "Employment Period").

            2. Duties and Authority.

                  2.1 Duties. The Executive agrees to use his best efforts, skill and abilities to promote the Company's interest in his capacity as President -- North American Operations of the Company, and to perform such duties (consistent with his status as set forth in this Section 2) as may be assigned to him by the Board.

                  2.2 Title. The Executive shall be the President-- North American Operations of the Company.

            3. Place of Employment.

            The duties to be performed by the Executive hereunder shall be performed primarily at the executive headquarters of the Company's subsidiary, Migliara/Kaplan Associates, Inc., subject to reasonable travel requirements on behalf of the Company.

            4. Compensation and Benefits.

                  4.1 Compensation. As compensation for services to be rendered pursuant to this Agreement, the Company shall pay the Executive a salary at the annual rate of no less than $300,000 (the "Base Salary"), payable in accordance with the payroll policy of the Company, less such deductions or amounts to be withheld as shall be required by applicable law and regulations. The Executive's salary shall be reviewed annually and, at the discretion of the Board, may be increased on each January 1 of the Employment Period.

                  4.2 Annual Retirement Benefit. Beginning January 1, 2004 and continuing each year until December 1, 2013 (the "Benefit Period") the Company shall pay to the Executive an annual retirement benefit in the amount of $150,000 in twelve monthly installments (the "Annual Retirement Benefit"). The amount of the Annual Retirement Benefit for each year payable by the Company during the Benefit Period shall be reduced, but not below zero, by an amount equal to the sum of (i) the amount received during such year by the Executive from the United States Social Security Administration; (ii) Company's pension plan, (iii) Company's executive deferred compensation plan, (iv) Company's profit sharing plan and 401(k) plan; and amounts received under a deferred compensation plan that the Company will establish and fund (using a "rabbi trust") in the amount of $185,000 per year for the duration of this three year Employment Period; provided, however, that to the extent commencement of benefits under any of the foregoing plans or arrangements is elective and Executive does not elect to commence such benefits on or before the beginning of the Benefit Period, then until such time as Executive actually begins to receive benefits under such plans or arrangements the Executive shall be deemed to have commenced receiving the maximum possible benefits thereunder at the beginning of the Benefit Period under such plans for purposes of calculating to what extent the Company has an obligation to pay any additional amounts toward the Annual Retirement Benefit.

                  4.3 Bonus. The Executive's incentive compensation package ("Annual Bonus") shall be determined by the Compensation Committee of the Board.

                  4.4 Employee Benefit Plans: Fringe Benefits. Except as provided in the following sentence, the Company agrees to continue in all material respects on terms at least as favorable to the Executive (as determined in the good faith judgment of the Board) as those in effect on the date hereof that the Executive currently receives, all group life, hospitalization or disability insurance plans, health programs, pension plans, profit sharing plans, similar benefit plans, automobile and relocation allowances and other so-called "fringe benefits" of the Company (collectively, "Fringe Benefits"). The Company agrees that each of the Fringe Benefits in effect on the date hereof or at any time during the Employment Period shall not be terminated, modified or replaced in any manner that materially reduces the benefits to the Executive without the written consent of the Executive, unless such termination or modification relates to a Fringe Benefit that is available generally to employees of the Company or to executive employees of the Company and such termination or modification affects all employees covered by such Fringe Benefit.

                  4.5 Vacations. The Executive shall be entitled to reasonable non-accumulating annual periods of vacation (not less than an aggregate of four weeks in any calendar year) with full pay.

                  4.6 Country Club Membership. During the Employment Period, the Company shall pay all of the Executive's fees, bonds and annual dues for a country club membership. All personal expenses are to be paid by the Executive.

                  4.7 Term Insurance. During the Employment Period, the Company shall provide the Executive with a term life insurance policy consistent with the policies of the Company's other members of the Office of the President, providing coverage of $400,000 payable to a beneficiary to be designated by the Executive.

            5. Term.

                  (a) The Employment Period shall end on April 1, 2002, provided that (i) the Employment Period shall terminate prior to such date upon the Executive's resignation, death or permanent disability or incapacity (as determined in good faith by the Board in its good faith judgment) and (ii) the Employment Period may be terminated by the Company at any time prior to such date for Cause (as defined below) or without Cause.

                  (b) If at any time the Employment Period is terminated by the Company without Cause or the Employment Period is terminated, at any time prior to a "Change in Control," by the resignation of the Executive for the reason specified in subsections (i) or (iv) of the definition of "Good Reason" (subject to the cure period contained in such definition), the Executive shall be entitled to receive his Base Salary through April 1, 2002; provided, however, that the Executive shall only be entitled to receive his Base Salary so long as he has not materially breached the provisions of paragraphs 6, 7 and 8 hereof.

                  (c) If the Employment Period is terminated by the Company for Cause or is terminated pursuant to clause (a)(i) above, the Executive shall be entitled to receive his Base Salary through the date of termination; provided, however, that, notwithstanding the foregoing, if the Employment Period shall be terminated pursuant to clause (a)(i) above by the resignation of the Executive for "Good Reason" at any time following a "Change in Control" of the Company, the Executive shall be entitled to receive, and the Company shall be required to provide to the Executive, the Executive's then-current Base Salary through the later of (i) April 1, 2002, or (ii) the first anniversary of such resignation, and, in such event, the Executive shall also be entitled to receive, and the Company shall be required to provide to the Executive, a pro-rated portion of the Executive's bonus for the year in which such resignation occurs, such bonus to be payable within thirty days of such termination.

            For purposes of this Agreement, the phrase "Change in Control" shall mean the following and shall be deemed to have occurred if any of the following events shall have occurred: (i) any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act as in effect on the date hereof, except that a person shall be deemed to be the "beneficial owner" of all shares that any such person has the right to acquire pursuant to any agreement or arrangement or upon exercise of conversion rights, warrants, options or otherwise, without regard to the sixty-day period referred to in such Rule), directly or indirectly, of securities representing 30% or more of the combined voting power of the Company's then outstanding voting securities; or (ii) at any time during any period of two consecutive years (not including any period prior to the execution of this Agreement), individuals who at the beginning of such period constituted the Board and any new directors, whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the Company directors then still in office who either were the Company directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur merely by reason of an acquisition of Company securities by, or any consolida tion, merger or exchange of securities with, any entity that, immediately prior to such acquisition, consolidation, merger or exchange of securities, was a "subsidiary", as such term is defined below. For these purposes, the term "subsidiary" means (i) any corporation of which 95% of the capital stock of such corporation is owned, directly or indirectly, by the Company and (ii) any unincorporated entity in respect of which the Company has, directly or indirectly, an equivalent degree of ownership.

            For purposes of this Agreement "Good Reason" shall mean the following and shall be deemed to have occurred if any of the following events shall have occurred: (i) the Executive is removed from the position of President -- North American Operations, or is assigned duties and responsibilities that are inconsistent, in a material adverse respect, with the scope of duties and responsibilities associated with the Executive's position as President -- North American Operations; (ii) the Company fails to pay the Executive any amounts otherwise due hereunder; (iii) the Executive's Base Salary is reduced or his Fringe Benefits are reduced; or (iv) the Company's requiring the Executive to move his primary place of employment to a location that is 50 miles or more from Migliara/Kaplan Associates, Inc. headquarters in Owings Mills, Maryland; provided, in any such case, that the Executive has notified the Company in writing of the basis for claiming his entitlement to resign from his employment for Good Reason and the Company has failed to cure such condition within 10 days following the receipt of such notice from the Executive.

                  (d) The Executive shall receive Fringe Benefits during any period in which the Executive is entitled to receive his Base Salary hereunder, and thereafter such rights to Fringe Benefits shall cease.

                  (e) In the event of a "Change in Control" of the Company, or in the event that the Employment Period is terminated by the Company without Cause, each of the Executive's stock options granted under the NFO Worldwide, Inc. Stock Option Plan (the "Plan") shall immediately become fully exercisable. In the case of termination of the Employment Period by the Company without Cause, or if the Employment Period is terminated pursuant to clause (a)(i) above by the resignation of the Executive for "Good Reason" at any time following a "Change in Control" of the Company, each of the Executive's stock options granted under the Plan shall remain exercisable for a period of 12 months after such termination, except to the extent the Committee (as defined in the Plan) permits exercise after such date in accordance with the Plan.

                  (f) For purposes of this Agreement, "Cause" shall mean (i) the commission of a felony or a crime involving moral turpitude or the commission of any other act involving dishonesty, disloyalty or fraud with respect to the Company or any of its subsidiaries, (ii) conduct tending to bring the Company or any of its subsidiaries into substantial public disgrace or disrepute, (iii) substantial and repeated failure to perform duties as reasonably and lawfully directed by the Board, (iv) gross negligence or willful misconduct with respect to the Company or any of its subsid iaries or (v) any other material breach of this Agreement which is not cured within 15 days after written notice thereof to the Executive.

            6. Confidential Information. The Executive acknowledges that the information, observations and data obtained by him while employed by the Company (including those obtained while employed by the Company and its predecessors prior to the date of this Agreement) concerning the business or affairs of the Company or any subsidiary of the Company ("Confidential Information") are the property of the Company or such subsidiary. Therefore, Executive agrees that he shall not disclose to any unauthorized person or use for his own account any Confidential Information without the prior written consent of the Board, unless and to the extent that the afore mentioned matters are or become generally known to and available for use by the members of the industry in which the Company operates other than as a result of Executive's acts or omissions to act. Executive shall deliver to the Company at the termination of the Employment Period, or at any other time the Company may request, all memoranda, notes, plans, records, reports, computer tapes and software and other documents and data (and copies thereof) relating to the Confidential Information, Work Product (as defined in Section 7) or the business of the Company or any subsidiary which he may then possess or have under his control.

            7. Inventions and Work Product. The Executive agrees that all inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports, and all similar or related information which relates to the Company or any of its subsidiaries' actual or anticipated business, research and development or existing or future products or services and which are conceived, developed or made by Executive while employed by the Company, such subsidiary or the Company's predecessors ("Work Product") belong to the Company or such subsidiary. The Executive will promptly disclose such Work Product to the Board and perform all actions reasonably requested by the Board (whether during or after the Employment Period) to establish and confirm such ownership (including, without limitation, assignments, consents, powers of attorney and other instruments).

            8. Non-Compete, Non-Solicitation.

                  (a) The Executive acknowledges that in the course of his employment with the Company and its subsidiaries he will become familiar, and during his employment with the Company and its predecessors he has become familiar, with the Company's and its subsidiaries' trade secrets and with other confidential information concerning the Company, its subsidiaries and the Company's predecessors and that his services have been and will be of special, unique and extraordinary value to the Company and its subsidiaries. Therefore, the Executive agrees that, during the Employment Period and in the case of (x) termination for Cause, resignation (other than resignation for "Good Reason" following a "Change in Control") or, if applicable, the expiration (and non-renewal) of the Employment Period on April 1, 2002, for three years thereafter, or (y) termination without Cause, during the period in which the Executive receives payment of Base Salary pursuant to Section 5(b) (without regard to the proviso contained therein) (the applicable period being referred to herein as the "Initial Noncompete Period"), he shall not directly or indirectly own, manage, control, participate in, consult with, render services for, or in any manner engage in any business competing with the businesses of the Company or its subsidiaries as such businesses exist or are in process on the date of the termination of the Executive's employment (any of the foregoing, to "Compete"), within any geographical area in which the Company or its subsidiaries engage or plan to engage in such businesses. In addition, the Executive agrees that he shall not Compete in any such geographical area during the two years following the termination of the Initial Noncompete Period (the "Limited Noncompete Period" and, together with the Initial Noncompete Period, the "Noncompete Period"); provided, however, that the Executive may perform consulting services during the Limited Noncompete Period so long as any such consulting services provided to any Client (as defined below) of the Company or its subsidiaries (collectively, the "Companies"), are not the same as, substantially similar to, or otherwise compete with, services offered by any of the Companies. For purposes of this Section 8, the term "Client" shall mean a person or entity who on the date of the termination of the Executive's employment is a client of any of the Companies, or was a client of any of the Companies at any time during the three years prior to such date. The Company and the Executive agree, that in providing the consulting services referred to in the proviso above, the Executive (i) may employ commonly accepted "generic market research techniques" (such as focus groups), (ii) may not promote, use or sell proprietary techniques, sales materials, programs or software of any of the Companies or any techniques, sales materials, programs or software derived therefrom and (iii) may not promote or position such services in a manner that competes with any of the Companies. Nothing herein shall prohibit the Executive from being a passive owner of not more than 5% of the outstanding stock of any class of a corporation which is publicly traded, so long as the Executive has no active participation in the business of such corporation.

                  (b) During the Employment Period, Noncompete Period and, if applicable, for the period of three years following the expiration (and non-renewal) of the Employment Period on April 1, 2002, the Executive shall not directly or indirectly through another entity (i) induce or attempt to induce any employee of the Company or any subsidiary to leave the employ of the Company or such subsidiary, or in any way interfere with the relationship between the Company or any subsidiary and any employee thereof, (ii) hire any person who was an employee of the Company or any subsidiary at any time during the Employment Period, or (iii) induce or attempt to induce any customer, supplier, licensee or other business relation of the Company or any subsidiary to cease doing business with the Company or such subsidiary, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation and the Company or any subsidiary.

                  (c) If, at the time of enforcement of this paragraph 8, a court shall hold that the duration, scope or area restrictions stated herein are unreasonable under circumstances then existing, the parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall be allowed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by law.

                  (d) In the event of the breach or a threatened breach by the Executive of any of the provisions of this paragraph 8, the Company, in addition and supplementary to other rights and remedies existing in its favor, may apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof (without posting a bond or other security).

            9.    Other Provisions.

                  9.1 Indemnification. The Company shall indemnify the Executive against, and shall advance expenses incurred by the Executive in the investigation and defense of, any claim arising out of his employment under this Agreement to the fullest extent permitted by the Delaware General Corporation Law.

                  9.2 Notices. Any notice or communication required or permitted hereunder shall be in writing and shall be delivered by certified, registered or express mail, postage prepaid. Any such notice shall be deemed given when so delivered as follows:

                      (i) If to the Company, to:

                          NFO Worldwide, Inc.
                          2 Pickwick Plaza
                          Greenwich, Connecticut 06830

                          with a copy to:

                          Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                          Attention:  James M. Dubin, Esq.

                     (ii) If the Executive, to the Executive in care of the Company at the above address, with a copy to the Executive at his then-current residence.

            Any party may change its address for notices hereunder by notice to the other parties in accordance with this Section 9.2.

                  9.3 Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Connecticut applicable to agreements made and to be performed entirely within such state.

                  9.4 Entire Agreement; Amendments and Waivers. This instrument is the entire agreement of the parties with respect to the subject matter hereof and may not be amended, supplemented, canceled or discharged except by written instrument executed by both parties hereto. The Employment Agreement dated as of December 1, 1997 between the Company and the Executive is hereby terminated as of the date hereof and is replaced hereby. The parties do not intend to confer any benefit hereunder on any third person, and, without limiting the generality of the foregoing, the parties may, in writing, without notice to or consent of any third person, at any time waive any rights hereunder or amend this Agreement in any respect or terminate this Agreement. If either party should waive any breach of any provision of this Agreement, such party will not thereby be deemed to have waived any preceding or succeeding breach of the same provision or any breach of any other provision of this Agreement.

                  9.5 Validity. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

                  9.6 Assignment. This Agreement, and any rights and obligations hereunder, may not be assigned by any party hereto without the prior written consent of the other party.

                  9.7 Headings. Section headings are inserted herein for convenience only and do not constitute a part, and shall not affect the interpretation, of this Agreement.

                  9.8 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

                  9.9 Survival. Paragraphs 6, 7 and 8 and those provisions of Paragraph 5 regarding compensation of the Executive following termination of the employment, shall survive and continue in full force in accordance with their terms notwithstanding any termination of the Employment Period.

            IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.


                              NFO WORLDWIDE, INC.


                              By: /s/ William E. Lipner
                                  ---------------------
                                  Name:  William E. Lipner
                                  Title: Chairman, President and
                                         Chief Executive Officer


                                  /s/ Joseph M. Migliara
                                  ----------------------
                                  Joseph M. Migliara

                                                                   Exhibit 10.37

                      CHANGE IN CONTROL SEVERANCE AGREEMENT


            THIS AGREEMENT is entered into as of the 8th day of December, 1999 by and between Infratest Burke Aktiengesellschaft Holding ("Infratest Burke"), a wholly-owned subsidiary of the NFO Worldwide, Inc., a Delaware corporation (the "Company") and Dr. Hartmut Kiock ("Executive").

                               W I T N E S S E T H

            WHEREAS, the Company considers the establishment and maintenance of a sound and vital management to be essential to protecting and enhancing the best interests of the Company, and its stockholders;

            WHEREAS, the Company recognizes that, as is the case with many publicly held corporations, the possibility of a change in control may arise and that such possibility may result in the departure or distraction of management personnel to the detriment of the Company and its stockholders;

            WHEREAS, Infratest Burke and Executive are party to a Contract of Employment effective November 20, 1998 (the "Employment Agreement");

            WHEREAS, the Board (as defined in Section 1) has determined that it is in the best interests of the Company and its stockholders to provide incentives to the Executive in addition to those in the Employment Agreement in order to ensure Executive's continued and undivided dedication to his duties in the event of any threat or occurrence of a Change in Control (as defined in Section 1) of the Company; and

            WHEREAS, the Board has authorized the Company to enter into this Agreement.

            NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements herein contained, Infratest Burke and the Executive hereby agree as follows:

            1. DEFINITIONS. As used in this Agreement, the following terms shall have the respective meanings set forth below:

                  (a) "Annual Bonus" shall mean the Executive's annual bonus as provided for in Section 5 of the Employment Agreement.

                  (b) "Board" means the Board of Directors of the Company.

                  (c) "Bonus Amount" means the highest Annual Bonus earned by Executive from the Company (or its affiliates) and Infratest Burke during the lastfive (5) completed fiscal years of the Company immediately preceding Executive's Date of Termination (annualized in the event Executive was not employed by the Company (or its affiliates) or Infratest Burke for the whole of any such fiscal year). If the occasion arises, the determination of the highest Bonus Amount of the last five fiscal years includes the bonus payments of Infratest Burke or its legal predecessors.

                  (d) "Cause" shall mean (i) the commission of a felony or a crime involving moral turpitude or the commission of any other act involving dishonesty, disloyalty or fraud with respect to the Company or any of its subsidiaries, (ii) conduct tending to bring the Company or any of its subsidiaries, including, but not limited to, Infratest Burke, into substantial public disgrace or disrepute, (iii) substantial and repeated failure to perform duties as reasonably and lawfully directed by the Board or the Supervisory Board of Infratest Burke, (iv) gross negligence or willful misconduct with respect to the Company or any of its subsid iaries, including, but not limited to, Infratest Burke, or (v) any other material breach of this Agreement which is not cured within 15 days after written notice thereof to the Executive.

                  (e) "Change in Control" shall mean the following and shall be deemed to have occurred if any of the following events shall have occurred: (i) any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act as in effect on the date hereof, except that a person shall be deemed to be the "beneficial owner" of all shares that any such person has the right to acquire pursuant to any agreement or arrangement or upon exercise of conversion rights, warrants, options or otherwise, without regard to the sixty-day period referred to in such Rule), directly or indirectly, of securities representing 30% or more of the combined voting power of the Company's then outstanding voting securities; or (ii) at any time during any period of two consecutive years (not including any period prior to the execution of this Agreement), individuals who at the beginning of such period constituted the Board and any new directors, whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the Company directors then still in office who either were the Company directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur merely by reason of an acquisition of Company securities by, or any consolidation, merger or exchange of securities with, any entity that, immediately prior to such acquisition, consolidation, merger or exchange of securities, was a "subsidiary", as such term is defined below. For these purposes, the term "subsidiary" means (i) any corporation of which 95% of the capital stock of such corporation is owned, directly or indirectly, by the Company and (ii) any unincorporated entity in respect of which the Company has, directly or indirectly, an equivalent degree of ownership.

                  (f) "Date of Termination" means (1) the effective date on which Executive's employment by the Company and/or Infratest Burke terminates as specified in a prior written notice by the Company or Executive, as the case may be, to the other, delivered pursuant to Section 9 or (2) if Executive's employment by the Company and Infratest Burke terminates by reason of death, the date of death of Executive.

                  (g) "Disability" shall mean the Executive's inability to work as determined pursuant to Section 2 of the Employment Agreement.

                  (h) "Fringe Benefits" shall mean the fringe benefits provided to the Executive pursuant to Section 7 of the Employment Agreement.

                  (i) "Good Reason" shall mean the following and shall be deemed to have occurred if any of the following events shall have occurred: (i) the Executive is removed from any of the positions he holds as of the date hereof, or is assigned duties and responsibilities that are inconsistent with the scope of duties and responsibilities associated with such positions; (ii) Infratest Burke fails to pay the Executive any amounts otherwise due hereunder; (iii) the Executive's Base Salary is reduced or his Fringe Benefits are reduced; (iv) the Executive's principal office is relocated outside of Munich, Germany without his consent; or (v) the failure of the Company to obtain the assumption (and, if applicable, guarantee) agreement from any successor (and Parent, if applicable) as contemplated in Section 8(b).

                  (j) "Qualifying Termination" means a termination of Executive's employment (i) by the Company or Infratest Burke other than for Cause, (ii) by Executive for Good Reason, or (iii) on account of death or Disability.

                  (k) "Subsidiary" means any corporation or other entity in which the Company has a direct or indirect ownership interest of 50% or more of the total combined voting power of the then outstanding securities or interests of such corporation or other entity entitled to vote generally in the election of directors or in which the Company has the right to receive 50% or more of the distribution of profits or 50% of the assets upon liquidation or dissolution.

                  (l) "Termination Period" means the period of time beginning with a Change in Control and ending 30 months following such Change in Control. Notwithstanding anything in this Agreement to the contrary, if (i) Executive's employment is terminated prior to a Change in Control for reasons that would have constituted a Qualifying Termination if they had occurred following a Change in Control; (ii) Executive reasonably demonstrates that such termination (or Good Reason event) was at the request of a third party who had indicated an intention or taken steps reasonably calculated to effect a Change in Control; and (iii) a Change in Control involving such third party (or a party competing with such third party to effectuate a Change in Control) does occur, then for purposes of this Agreement, the date immediately prior to the date of such termination of employment or event constituting Good Reason shall be treated as a Change in Control. For purposes of determining the timing of payments and benefits to Executive under Section 4, the date of the actual Change in Control shall of treated as Executive's Date of Termination under Section l(f).

            2. OBLIGATION OF EXECUTIVE. In the event of a tender or exchange offer, proxy contest, or the execution of any agreement which, if consummated, would constitute a Change in Control, Executive agrees not to voluntarily leave the employ of the Company or Infratest Burke, other than as a result of Disability, or an event which would constitute Good Reason if a Change in Control had occurred, until the Change in Control occurs or, if earlier, such tender or exchange offer, proxy contest, or agreement is terminated or abandoned.

            3. TERM OF AGREEMENT. This Agreement shall be effective on the date hereof and shall continue in effect until Infratest Burke shall have given three
(3) years' written notice of cancellation; provided, that, notwithstanding the delivery of any such notice, this Agreement shall continue in effect for a period of 30 months after a Change in Control, if such Change in Control shall have occurred during the term of this Agreement. Notwithstanding anything in this Section to the contrary, this Agreement shall terminate if Executive or Infratest Burke terminates Executive's employment prior to a Change in Control except as provided in Section l(l).

            4. PAYMENTS UPON QUALIFYING TERMINATION. If during the Termination Period the employment of Executive shall terminate pursuant to a Qualifying Termination, Infratest Burke shall, subject to the last paragraph of this
Section:

                  (a) within ten (10) days following the Date of Termination provide to Executive a lump-sum cash amount equal to the sum of (A) Executive's Base Salary through the Date of Termination and any bonus amounts which have become payable, to the extent not theretofore paid or deferred, (B) a pro rata portion of Executive's Annual Bonus for the fiscal year in which Executive's Date of Termination occurs in an amount at least equal to (1) Executive's Bonus Amount, multiplied by (2) a fraction, the numerator of which is the number of days in the fiscal year in which the Date of Termination occurs through the Date of Termination and the denominator of which is three hundred sixty-five (365), and (C) any compensation previously deferred by Executive other than pursuant to a tax-qualified plan (together with any interest and earnings thereon) which shall be fully vested as of the date of the Change of Control and any accrued vacation pay, in each case to the extent not theretofore paid;

                  (b) within ten (10) days following the Date of Termination provide to Executive a lump-sum cash amount equal to (i) 2.25 times Executive's highest annual rate of base salary during the 12-month period immediately prior to Executive's Date of Termination, plus (ii) 2.25 times Executive's Bonus Amount;

                  (c) continue to provide, for a period of two (2) years following Executive's Date of Termination, Executive (and Executive's dependents, if applicable) with the same level of Fringe Benefits upon substantially the same terms and conditions (including contributions required by Executive for such benefits) as existed immediately prior to Executive's Date of Termination (or, if more favorable to Executive, as such benefits and terms and conditions existed immediately prior to the Change in Control); provided, that, if Executive cannot continue to participate in the plans providing such benefits, Infratest Burke shall otherwise provide such benefits on the same after-tax basis as if continued participation had been permitted. Notwithstanding the foregoing, in the event Executive becomes reemployed with another employer and becomes eligible to receive welfare benefits from such employer, the welfare benefits described herein shall be secondary to such benefits during the period of Executive's eligibility, but only to the extent that Infratest Burke reimburses Executive for any increased cost and provides any additional benefits necessary to give Executive the benefits provided hereunder; and

                  (d) cause the Company to accelerate the vesting and exercisability of all options held by Executive and granted under the NFO Research, Inc. Stock Option Plan (the "Option Plan") or any other stock option plan or agreement of the Company or its affiliates. In addition, all options shall remain exercisable for two years following such termination, except to the extent the Committee (as defined in the Option Plan) permits exercise after such date.

            Notwithstanding anything to the contrary set forth herein, this agreement shall in no way affect Executive's right to receive certain benefits after giving three months notice following a Change in Control pursuant to
Section 2.2(b) of the Employment Agreement. To the extent the Executive is entitled to, or has received benefits under, Section 2 of the Employment Agreement from Infratest Burke following a Change in Control, the amounts provided for hereunder shall be offset by any such amounts received under the Employment Agreement as a result of the Executive's termination of employment in order to prevent any duplication of benefits.

            5. WITHHOLDING TAXES. Infratest Burke may withhold from all payments due to Executive (or his beneficiary or estate) hereunder all taxes which, by applicable federal, state, local or other law, Infratest Burke is required to withhold therefrom.

            6. REIMBURSEMENT OF EXPENSES. If any contest or dispute shall arise under this Agreement involving termination of Executive's employment with Infratest Burke or involving the failure or refusal of Infratest Burke to perform fully in accordance with the terms hereof, Infratest Burke shall reimburse Executive, on a current basis, for all reasonable legal fees and expenses, if any, incurred by Executive in connection with such contest or dispute (regardless of the result thereof), together with interest in an amount equal to the prime rate from time to time in effect, but in no event higher than the maximum legal rate permissible under applicable law, such interest to accrue from the date Infratest Burke receives Executive's statement for such fees and expenses through the date of payment thereof, regardless of whether or not Executive's claim is upheld by an arbitration panel; provided, however, Executive shall be required to repay any such amounts to Infratest Burke to the extent that an arbitration panel issues a final and non-appealable order setting forth the determination that the position taken by Executive was frivolous or advanced by Executive in bad faith.

            7. SCOPE OF AGREEMENT. Nothing in this Agreement shall be deemed to entitle Executive to continued employment with the Company or its Subsidiaries, and if Executive's employment with the Company or its Subsidiaries shall terminate prior to a Change in Control, Executive shall have no further rights under this Agreement (except as otherwise provided hereunder); provided, however, that any termination of Executive's employment during the Termination Period shall be subject to all of the provisions of this Agreement.

            8. SUCCESSORS; BINDING AGREEMENT.

                  (a) This Agreement shall not be terminated by any business combination. In the event of any business combination, the provisions of this Agreement shall be binding upon the surviving corporation thereof, and such surviving corporation shall be treated as Infratest Burke hereunder.

                  (b) Infratest Burke agrees that in connection with any business combination, it will cause any successor entity to Infratest Burke unconditionally to assume (and for any parent corporation in such business combination to guarantee), by written instrument delivered to Executive (or his beneficiary or estate), all of the obligations of Infratest Burke hereunder. Failure of Infratest Burke to obtain such assumption and guarantee prior to the effectiveness of any such business combination that constitutes a Change in Control, shall be a breach of this Agreement and shall constitute Good Reason hereunder and shall entitle Executive to compensation and other benefits from Infratest Burke in the same amount and on the same terms as Executive would be entitled hereunder if Executive's employment were terminated following a Change in Control other than by reason of a Qualifying Termination. For purposes of implementing the foregoing, the date on which any such business combination becomes effective shall be deemed the date Good Reason occurs, and shall be the Date of Termination if requested by Executive.

                  (c) This Agreement shall inure to the benefit of and be enforceable by Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If Executive shall die while any amounts would be payable to Executive hereunder had Executive continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to such person or persons appointed in writing by Executive to receive such amounts or, if no person is so appointed, to Executive's estate.

            9. Notice. (a) For purposes of this Agreement, all notices and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered or five (5) days after deposit in the United States mail, certified and return receipt requested, postage prepaid, addressed as follows:

            If to the Executive:
            Hartmut Kiock
            Nikolaiplatz 1A
            D-80802 Munich
            Germany

            If to Infratest Burke

            Landsberger Strasse 338
            D-80687 Munich
            Germany

            with a copy to:

            NFO Worldwide, Inc.
            2 Pickwick Plaza
            Greenwich, CT  06830

or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

                  (b) A written notice of Executive's Date of Termination by Infratest Burke or Executive, as the case may be, to the other, shall (i) indicate the specific termination provision in this Agreement relied upon, (ii) to the extent applicable, set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive's employment under the provision so indicated and (iii) specify the termination date (which date shall be not less than fifteen (15) (thirty (30), if termination is by Infratest Burke for Disability) nor more than sixty (60) days after the giving of such notice). The failure by Executive or Infratest Burke to set forth in such notice any fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right of Executive or Infratest Burke hereunder or preclude Executive or Infratest Burke from asserting such fact or circumstance in enforcing Executive's or Infratest Burke's rights hereunder.

            10. FULL SETTLEMENT; RESOLUTION OF DISPUTES. Other than as described in the last subparagraph of Section 4, Infratest Burke's obligation to make any payments provided for in this Agreement and otherwise to perform its obligations hereunder in the event of a Qualifying Termination during the Termination Period shall be in lieu and in full settlement of all other severance payments to Executive under any other severance or employment agreement between Executive and Infratest Burke, and any severance plan of Infratest Burke, including, but not limited to, the Employment Agreement; provided, however, that the provisions of the Employment Agreement shall remain in effect to the extent otherwise applicable pursuant to its terms for all other purposes, including with respect to any termination that is not a Qualifying Termination and any termination that would have constituted a Qualifying Termination but is not covered by this Agreement because it does not occur during the Termination Period. Infratest Burke's obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which Infratest Burke may have against Executive or others. In no event shall Executive be obligated to seek other employment or take other action by way of mitigation of the amounts payable to Executive under any of the provisions of this Agreement and, except as provided in Section 4(c), such amounts shall not be reduced whether or not Executive obtains other employment. Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration in Germany by three arbitrators. Judgment may be entered on the arbitrators' award in any court having jurisdiction. Infratest Burke shall bear all costs and expenses arising in connection with any arbitration proceeding pursuant to this Section.

            11. EMPLOYMENT WITH SUBSIDIARIES. Employment with Infratest Burke for purposes of this Agreement shall include employment with any Subsidiary or parent.

            12. SURVIVAL. The respective obligations and benefits afforded to Infratest Burke and the Executive as provided in Sections 4 (to the extent that payments or benefits are owed as a result of a termination of employment that occurs during the term of this Agreement), 5 (to the extent that Payments are made to Executive as a result of a Change in Control that occurs during the term of this Agreement), 6, 7, 9(c) and 11 shall survive the termination of this Agreement.

            13. GOVERNING LAW; VALIDITY. THE INTERPRETATION, CONSTRUCTION AND PERFORMANCE OF THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF GERMANY WITHOUT REGARD TO THE PRINCIPLE OF CONFLICTS OF LAWS. THE INVALIDITY OR UNENFORCEABILITY OF ANY PROVISION OF THIS AGREEMENT SHALL NOT AFFECT THE VALIDITY OR ENFORCEABILITY OF ANY OTHER PROVISION OF THIS AGREEMENT, WHICH OTHER PROVISIONS SHALL REMAIN IN FULL FORCE AND EFFECT.

            14. COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

            15. MISCELLANEOUS. No provision of this Agreement may be modified or waived unless such modification or waiver is agreed to in writing and signed by Executive and by a duly authorized officer of Infratest Burke. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. Failure by Executive or Infratest Burke to insist upon strict compliance with any provision of this Agreement or to assert any right Executive or Infratest Burke may have hereunder, including, without limitation, the right of Executive to terminate employment for Good Reason, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement. Except as otherwise specifically provided herein, the rights of, and benefits payable to, Executive, his estate or his beneficiaries pursuant to this Agreement are in addition to any rights of, or benefits payable to, Executive, his estate or his beneficiaries under any other employee benefit plan or compensation program of Infratest Burke.

            IN WITNESS WHEREOF, Infratest Burke has caused this Agreement to be executed by a duly authorized officer of Infratest Burke and Executive has executed this Agreement as of the day and year first above written.

                              INFRATEST BURKE
                              AKTIENGESELLSCHAFT HOLDING

                              By:
                                    ----------------------------------
                              Title:
                                    ----------------------------------

                                          /s/ Hartmut Kiock
                              ----------------------------------------
                                            Hartmut Kiock

                                                                      EXHIBIT 21

                           Subsidiaries of the Company



             Subsidiary         Jurisdiction of Incorporation  Percent Ownership
             ----------         -----------------------------  -----------------

NFO Research, Inc.                        Delaware                   100%

Stochastic International, Inc.            Delaware                   100%

IX, Inc.                                  Delaware                   100%

Migliara/Kaplan Associates, Inc.          Delaware                   100%

Chesapeake Surveys, Inc.                  Delaware                   100%

Prognostics Corp.                         Delaware                   100%

Plog Research, Inc.                       Delaware                   100%

PSI Holding, Corp.                        Delaware                   100%

The Spectrem Group, Inc.                  Delaware                   100%

Advanced Marketing
Solutions Corp.                           Delaware                   100%

NFO USA, Inc.                             Delaware                   100%

Ross-Cooper-Lund, Inc.                    Delaware                   100%

NFO MarketMind, Inc.                      Delaware                   100%

NFO International, Inc.                   Delaware                   100%

NFO APIM, Inc.                            Delaware                   100%

NFO Asia-Pacific, Inc.                    Delaware                   100%

NFO Europe, Inc.                          Delaware                   100%

NFO APLT, Inc. (NFO JV, Inc.)             Delaware                   100%

NFO France, Inc.                          Delaware                   100%

NFO Germany, Inc.                         Delaware                   100%

NFO Italy, Inc.                           Delaware                   100%

NFO UK, Inc.                              Delaware                   100%

Infratest U.S., Inc.                      Delaware                   100%

Payment Systems, Inc.                      Florida                   100%




                                                                      EXHIBIT 21

                           Subsidiaries of the Company


                                         Jurisdiction of
             Subsidiary                  Incorporation         Percent Ownership
             ----------              --------------------      -----------------

MarketMind Australia                         Australia               100%

CM Australia Holdings Pty Ltd.               Australia               100%

CM Research Sydney Pty Ltd.                  Australia               100%

Loyalty Research Pty Ltd.                    Australia               100%

NFO-Donovan Research Pty Ltd.                Australia               100%

CF Group, Inc.                                Canada                 100%

Infraforces SARL                              France                 100%

Infratest Burke S.a.r.l.                      France                 100%

NFO Europe Beteiligungs-GmbH                  Germany                100%

NFO Europe AG Holding & Co KG
  Research & Consulting                       Germany                100%

NFO Europe AG Holding                         Germany                100%

NFO Europe Verwaltungs GmbH                   Germany                100%

NFO Europe GmbH & Co KG                       Germany                100%

Infratest Burke Verwaltungs GmbH              Germany                100%

Infratest Burke GmbH & Co.                    Germany                100%

Infratest Burke InCom
Beteiligungs GmbH                             Germany                100%

Infratest Burke InCom GmbH                    Germany                100%

Infratest Burke Sozial
forschung Beteiligungs GmbH                   Germany                100%

Infratest Burke Sozialforschung
GmbH & Co.                                    Germany                100%

Infratest Burke Wirtschaftsforschung
  Beteiligungs GmbH                           Germany                100%

Infratest Burke Wirtschaftsforschung
GmbH & Co.                                    Germany                100%

Infratest Burke GmbH & Co.
Marketing Forschung                           Germany                100%

Testpanel-Martkforschungsinstitut
GmbH                                          Germany                100%






                                                                      EXHIBIT 21

                           Subsidiaries of the Company


                                      Jurisdiction
             Subsidiary             of Incorporation       Percent Ownership
             ----------            -----------------------  ---------------

TPI-Beteiligungs GmbH                      Germany           100%

Nexxus Kommunikationsanlagen GmbH          Germany           100%

Infratest Burke Beteiligungs GmbH          Germany           100%

Infratest Burke
International GmbH Holding                 Germany           100%

Infratest Burke S.p.A.                      Italy            100%

Infratest Burke Group Ltd.             United Kingdom        100%

Infratest Burke Ltd.                   United Kingdom        100%

Public Attitude Surveys Holding Ltd.   United Kingdom        100%

Public Attitude Surveys Limited        United Kingdom        100%

System Three (Scotland) Ltd.           United Kingdom        100%

Consumer Insights Limited              United Kingdom        100%

Infratest Burke
InterNational Services Ltd.            United Kingdom        100%

Infratest Burke Asia Pacific Ltd.      United Kingdom        100%

Infratest Burke Core Company Ltd.      United Kingdom        100%

The MBL Group, Plc.                    United Kingdom        100%

Prognostics Ltd.                       United Kingdom        100%

City Research Group Plc.               United Kingdom        100%

Applied Research &
Communications, Ltd.                   United Kingdom        100%

City Research Associates, Ltd.         United Kingdom        100%

Strategic Marketing
Consultancy, Ltd.                      United Kingdom        100%

NFO Worldwide UK                       United Kingdom        100%

PSI Singapore LC                          Singapore          100%

CM Research International, Ltd.          New Zealand         100%

CM Research Group, Ltd.                  New Zealand         100%




                                                          EXHIBIT 21

                           Subsidiaries of the Company


                                        Jurisdiction
             Subsidiary                of  Incorporation       Percent Ownership
             ----------                --------------------    -----------------

CM Research New Zealand, Ltd.             New Zealand                 100%

Fact Finders On-Line, Ltd.                New Zealand                 100%

InsightExpress, LLC                        Delaware                    1%

Burke, Inc. (Cincinnati)                   Delaware                    50%

I+G Infratest + GfK
Medical Research (Rhode Island)            Delaware                    26%

MERAC WLL Ltd.                              Bahrain                   87.5%

Market Behaviour Ltd.                     Bangladesh                 44.625%

Somra MBL Limited                         Bangladesh                 23.375%

Infratest Burke ApS                         Denmark                   75.2%

I+G Nordic Medical Research A/S             Denmark                    28%

MERAC EGYPT Ltd.                             Egypt                     85%

Infratest Burke OY                          Finland                   56.4%

T.E.S.T. S.A.                               France                     60%

Infratest dimap Gesellschaft
fur Trend und Wahlforschung GmbH            Germany                    74%

The Core Company, Beratung
fur das Marketing Aktiengesellschaft        Germany                    50%

Infratel GmbH Telefonische
Datenerhebung Und Datenverarbeitung         Germany                    29%

L & H Automobil Consult GmbH                Germany                   25.2%

Infratest Gesundheitsforschung GmbH         Germany                    80%

Infratest Gesundheitsforschung
GmbH & Co.                                  Germany                    80%

KFM Klinische Forschung GmbH                Germany                    90%

P&P Software und Consulting GmbH            Germany                    20%

Infratest & GfK Gesundheitsforschung
  Verwaltungs GmbH                          Germany                    40%

                                                                      EXHIBIT 21

                           Subsidiaries of the Company


                                                  Jurisdiction        Percent
             Subsidiary                         of Incorporation      Ownership
             ----------                        -----------------     -----------

Infratest & GfK Gesundheitsforschung GmbH            Germany              40%

I+G Gesundheits und Pharmamarkt Forschung
  Verwaltungs GmbH                                   Germany              40%

I+G Gesundheitsforschung Verwaltungs GmbH            Germany              40%

I+G Gesundheitsforschung GmbH & Co.                  Germany              40%

ImePa Institut fur Medizin und Patienten
  Forschung GmbH                                     Germany              40%

GPI Kommunikationsforschung Ges. Fur Pharma-
  Informationssysteme GmbH                           Germany              32%

ZEG Zentrum fur Epidermiologie und
Gesundheitsforschung GmbH                            Germany              22%

DEGAMA GmbH                                          Germany             19.6%

GPI Krankenhausforschung Gesellschaft fur
  Pharma-Informationssysteme GmbH                    Germany              16%

MedVantage GmbH                                      Germany              16%

MBL Asia-Pacific Ltd.                               Hong Kong            93.5%

Market Behaviour (China) Ltd.                       Hong Kong          81.8125%

Market Behaviour (Thailand) Ltd.                    Hong Kong           65.45%

Market Behaviour (Vietnam) Ltd.                     Hong Kong            74.8%

Market Behaviour (Hong Kong) Ltd.                   Hong Kong           77.45%

Market Behaviour (International) Ltd. Taiwan        Hong Kong           82.56%

Market Behaviour (International) Ltd.
  Taiwan Branch                                     Hong Kong           82.56%

International Research Associates (Hong Kong) Ltd.  Hong Kong            82.3%

Consensus-MB Ltd. Indonesia                         Hong Kong           82.95%

MBL Research and Consultancy Group (P) Ltd.           India               51%

PT Continental Sentratama Surveys                   Indonesia           82.95%

                                                                      EXHIBIT 21

                           Subsidiaries of the Company


                                            Jurisdiction of       Percent
             Subsidiary                       Incorporation      Ownership
             ----------                    -----------------     ----------

Market Behaviour (Malaysia) Ltd.                 Malaysia          70.125%

Trendbox B.V.                                   Netherlands          75%

Trends-MBL Inc.                                 Philippines        88.825%

MERAC Arabia Company Ltd.                      Saudi Arabia        44.625%

Market Behaviour (Singapore) Plc Ltd             Singapore         82.95%

Infratest Burke S.L.                               Spain             50%

Market Behaviour Ltd.                            Sri Lanka         38.25%

Infratest Burke AB                                Sweden            75.2%

Infratest Burke Core Company AB                   Sweden            75.2%

Nomina Telemarking AB                             Sweden            75.2%

I+G Infratest + GfK Gesundheitsforschung        Switzerland          34%

Plus Remark Research for Marketing                Turkey             55%

BJM Research and Consulting Ltd.              United Kingdom        87.5%

Market Behaviour Ltd.                         United Kingdom        87.5%

Marketing Blueprint Ltd.                      United Kingdom         75%


                                                                    EXHIBIT 23.1

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report dated February 25, 2000, included in NFO Worldwide, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999, into the Company's previously filed Registration Statements, File Nos. 33-73516, 33-83002, 33-91936, 333-24297, 333-24299, 333-38497, 333-51929, and 333-58067.


                                                         /s/ ARTHUR ANDERSEN LLP
                                                         -----------------------
New York, New York,
March 24, 2000.


                                                                    EXHIBIT 23.2

            CONSENT OF REGISTERED AUDITORS AND CHARTERED ACCOUNTANTS

As registered auditors and chartered accountants, we hereby consent to the incorporation by reference of our report dated February 23, 1998, on the financial statements of The MBL Group Plc for the year ended December 31, 1997, included in NFO Worldwide, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999, into NFO Worldwide, Inc.'s previously filed Registration Statements, File Nos. 33-73516, 33-83002, 33-91936, 333-24297, 333-24299,
333-38497, 333-51929, and 333-58067.

                                                            /s/ Soteriou Banerji
                                                            --------------------
London, England,
March 24, 2000.

                                    PART II.
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  Indemnification Of Directors And Officers

         Section 145 of Title 8 of the General Corporation Law of the State of Delaware ("GCL") gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, provided that such director, officer, employee or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director, officer, employee or agent had no reasonable cause to believe his or her conduct was unlawful. The same Section also gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Section 145 of the GCL further provides that, to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

         The Company's by-laws contain specific authority for indemnification by the Company of current and former directors, officers, employees or agents of the Company on terms that have been derived from Section 145 of Title 8 of the GCL.

ITEM 21.  Exhibits

The following exhibits are filed as part of this Registration Statement:

2.1 Agreement and Plan of Merger by and among The Interpublic Group of Companies, Inc. and NFO Worldwide, Inc., dated as of December 20, 1999 (included as Annex A to the proxy statement/prospectus)

2.2 Amendment to the Agreement and Plan of Merger and to the Stock Option Agreement, dated as of April 3, 2000 between Interpublic and NFO (included as Annex S-A to the supplement included in this post-effective amendment)

3.1 The Certificate of Incorporation of The Interpublic Group of Companies, Inc. (incorporated by reference herein from Exhibit 3(i) to Quarterly Report on Form 10-Q for the quarter ended June 30, 1999)

3.2 By-laws of The Interpublic Group of Companies, Inc. (incorporated by reference herein from Exhibit 4 to Annual Report on Form 10-K for the year ended December 31, 1990)

5.1* Opinion of Nicholas J. Camera, Esq. as to the legality of the issuance of the shares of common stock offered hereby

8.1* Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as to U.S. tax matters

8.2* Opinion of Cleary, Gottlieb, Steen & Hamilton as to U.S. tax matters

23.1* Consent of PricewaterhouseCoopers LLP (relating to financial statements of The Interpublic Group of Companies, Inc.)

23.2* Consent of Arthur Andersen LLP (relating to financial statements of NFO
      Worldwide, Inc.)

23.3* Consent of Soteriou Banerji (relating to financial statements of The MBL
      Group plc included in the financial statements of NFO Worldwide, Inc.)

23.4* Consent of Haarmann, Hemmelrath & Partner GmbH (relating to financial statements of Infratest Burke Aktiengesellschaft Holding, a subsidiary of NFO Worldwide, Inc.)

23.5* Consent of Ernst & Young LLP (relating to financial statements of Hill,
      Holliday, Connors, Cosmopulos, Inc. included in the financial statements of The Interpublic Group of Companies, Inc.)

23.6* Consent of Ernst & Young (relating to financial statements of
      International Public Relations plc included in the financial statements of The Interpublic Group of Companies, Inc.)

23.7 Consent of Nicholas J. Camera, Esq. of the Corporation (included in the opinion filed as Exhibit 5.1)

23.8 Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included in the opinion filed as Exhibit 8.1)

23.9 Consent of Cleary, Gottlieb, Steen & Hamilton (included in the opinion filed as Exhibit 8.2)

24.1  Powers of Attorney for certain directors of the Corporation (included in
      Part II of the original filing of the Registration Statement on March 1,
      2000)

99.1 Stock Option Agreement dated as of December 20, 1999 between The Interpublic Group of Companies, Inc. and NFO Worldwide, Inc. (included as Annex B to the proxy statement/prospectus)

99.2 The Certificate of Incorporation of NFO Worldwide, Inc. (incorporated by reference herein from Exhibit 3.1 to Annual Report on Form 10-K for the year ended December 31, 1997)

99.3  By-laws of NFO Worldwide, Inc. (incorporated by reference herein from
      Exhibit 4.2 to Registration Statement on Form S-8 filed December 29, 1993)

99.4* Form of proxy for special meeting of stockholders of NFO Worldwide, Inc.

99.5* Consent of Greenhill & Co., LLC

99.6 Assignment and Assumption Agreement, dated as of September 27, 1991, between the Predecessor and NFO Worldwide, Inc. (incorporated by reference herein from Exhibit 10.3 to Registration Statement on Form S-1, No. 33-58748)

99.7 Registration Agreement, dated September 27, 1991, among NFO Worldwide, Inc. and its stockholders parties thereto (incorporated by reference herein from Exhibit 10.10 to Registration Statement on Form S-1, No. 33-58748)

99.8 Stockholders Agreement, dated as of September 27, 1991, among NFO Worldwide, Inc. and its stockholders (incorporated by reference herein from Exhibit 10.11 to Registration Statement on Form S-1, No. 33-58748)

99.9 Amendment to Stockholders Agreement, dated as of April 6, 1993, among NFO Worldwide, Inc. and its stockholders (incorporated by reference herein from Exhibit 10.12 to Registration Statement on Form S-1, No. 33-58748)

99.10 Employment Agreement, dated March 15, 1995, between NFO Worldwide, Inc. and William E. Lipner (incorporated by reference herein from Exhibit 10.14 to Annual Report on Form 10-K for the year ended December 31, 1994)

99.11 Employment Agreement, dated as of December 1, 1997, between NFO Worldwide, Inc. and Patrick G. Healy (incorporated by reference herein from Exhibit
      10.10 to Annual Report on Form 10-K for the year ended December 31, 1997)

99.12 Agreement, dated October 25, 1994, between NFO Worldwide, Inc. and John Sculley (incorporated by reference herein from Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended September 30, 1995)

99.13 Employment Agreement, dated as of March 1, 1999, between NFO Worldwide, Inc. and Joseph M. Migliara (included as an exhibit to the original filing of the Registration Statement on March 1, 2000)

99.14 Credit Agreement, dated as of March 9, 1998, among NFO Worldwide, Inc., the Banks signatory thereto and Fleet Bank, National Association, as Agent (incorporated by reference herein from Exhibit 2 to Current Report on Form 8-K dated March 24, 1998)

99.15 NFO Research, Inc. Stock Option Plan, as amended (incorporated by reference herein from Exhibit 99 to Registration Statement of NFO Worldwide, Inc. on Form S-3, No. 333-38497)

99.16 NFO Research, Inc. Directors' Stock Option Plan and Form of Directors' Stock Option Agreement (incorporated by reference herein from Exhibit
      10.26 to Annual Report of NFO Worldwide, Inc. on Form 10-K for the year ended December 31, 1994)

99.17 NFO Research, Inc. Profit Sharing Plan, and amendments thereto (incorporated by reference herein from Exhibit 4.4 to Registration Statement of NFO Worldwide, Inc. on Form S-8, No. 33-83002)

99.18 NFO Research, Inc. Pension Plan, and amendments thereto (incorporated by reference herein from Exhibit 10.26 to Registration Statement of NFO Worldwide, Inc. on Form S-1, No. 33-58748)

99.19 NFO Worldwide, Inc. Executive Deferred Benefit Plan (incorporated by reference herein from Exhibit 10.27 to Registration Statement on Form S-1, No. 33-58748)

99.20 Deferred Compensation and Life Insurance Benefit Agreement, dated as of May 3, 1980, between NFO Worldwide, Inc. and William E. Lipner (incorporated by reference herein from Exhibit 10.29 to Annual Report on Form 10-K for the year ended December 31, 1993)

99.21 Office Lease for Migliara/Kaplan Associates, Inc. headquartered at 9 Park Center Court, Owings Mills, Maryland dated January 1, 1998, between Migliara/Kaplan Associates, Inc. and Nine Park Center Court, LLC (incorporated by reference herein from Exhibit 10.27 to Annual Report of NFO Worldwide, Inc. on Form 10-K for the year ended December 31, 1997)

99.22 Agreement and Plan of Merger, dated as of January 1, 1994, by and among PSI Partners Acquisition Corporation, Payment Systems, Inc., NFO Worldwide, Inc. and the stockholders of PSI Partners Acquisition Corporation (incorporated by reference herein from Exhibit 1 to Current Report on Form 8-K dated January 10, 1994)

99.23 Asset Purchase Agreement, dated as of November 7, 1994, among Advanced Marketing Solutions, Inc., as Seller, Advanced Marketing Solutions Corp., as Buyer, and NFO Worldwide, Inc. (incorporated by reference herein from Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarter ended September 30, 1994)

99.24 Agreement and Plan of Merger, dated as of November 7, 1995, by and among NFO Worldwide, Inc., Migliara-Kaplan & Associates, Inc., and the Migliara/Kaplan Associates Inc. and the stockholders of Migliara-Kaplan & Associates, Inc. (incorporated by reference herein from Exhibit 1 to Current Report on Form 8-K dated January 3, 1996)

99.25 Asset Purchase Agreement, dated as of November 7, 1995, by and among NFO Worldwide, Inc., Chesapeake Surveys, Inc., a Maryland corporation, and Chesapeake Surveys, Inc., a Delaware corporation (incorporated by reference herein from Exhibit 2 to Current Report on Form 8-K dated January 3, 1996)

99.26 Agreement and Plan of Merger, dated as of December 8, 1995, by and among Plog Research, Inc., a California corporation ("PRI-California"), Plog Research, Inc., a Delaware corporation, NFO Worldwide, Inc., Stanley C. Plog and the stockholders of PRI-California (incorporated by reference herein from Exhibit 10.30 to Annual Report on Form 10-K for the year ended December 31, 1995)

99.27 Agreement and Plan of Merger, dated as of March 20, 1997, by and among Prognostics Corp., a Delaware Corporation, Prognostics, a California corporation ("Prognostics"), NFO Worldwide, Inc. and the shareholders of Prognostics (incorporated by reference herein from Exhibit 1 to Current Report on Form 8-K dated October 22, 1997)

99.28 Share Purchase Agreement among NFO Worldwide, Inc., NFO U.K., Inc. and the Shareholders of The MBL Group Plc (incorporated by reference herein from
      Exhibit 1 to Current Report on Form 8-K dated July 11, 1997)

99.29 Form of Minority Shareholder Share Purchase Agreement for Acquisition of Stock of Minority Shareholders in a Subsidiary of The MBL Group Plc (incorporated by reference herein from Exhibit 2 to Current Report of NFO Worldwide, Inc. on Form 8-K dated July 11, 1997)

99.30 Stock Purchase Agreement, dated as of November 10, 1998, by and among NFO Europe (Deutschland) GmbH & Co. KG, NFO Worldwide, Inc. (the "Company") and all of the Stockholders (the "Sellers") of Infratest Burke Aktiengesellschaft Holding ("Infratest Burke") (incorporated by reference herein from Exhibit 10.1 to Current Report on Form 8-K dated November 20, 1998)

99.31 Letter Agreement, dated November 17, 1998, among NFO Worldwide, Inc., Infratest Burke and the Sellers (incorporated by reference herein from Exhibit 10.2 to Current Report on Form 8-K dated November 20, 1998)

99.32 Note Purchase Agreement, dated as of November 20, 1998, between NFO Worldwide, Inc. and each of the purchasers signatory thereto relating to NFO Worldwide, Inc.'s Adjustable Rate Series A Senior Notes due 2005 and NFO Worldwide, Inc.'s Adjustable Rate Series B Senior Notes due 2008 (incorporated by reference herein from Exhibit 10.3 to Current Report on Form 8-K dated November 20, 1998)

99.33 Note Purchase Agreement, dated as of November 20, 1998, between NFO Worldwide, Inc. and each of the purchasers signatory thereto relating to NFO Worldwide, Inc.'s 9.84% Senior Subordinated Notes due 2008 (incorporated by reference herein from Exhibit 10.4 to Current Report on Form 8-K dated November 20, 1998)

99.34 Amendment, dated as of November 20, 1998, to separate Note Purchase Agreements dated as of March 9, 1998, between NFO Worldwide, Inc. and each of the institutions signatory thereto (incorporated by reference herein from Exhibit 10.5 to Current Report on Form 8-K dated November 20, 1998)

99.35 Amendment No. 1, dated as of November 20, 1998, to the Credit Agreement dated as of March 9, 1998, by and among NFO Worldwide, Inc., Fleet National Bank and The Chase Manhattan Bank, as co-agents, and the banks signatory thereto (incorporated by reference herein from Exhibit 10.6 to Current Report on Form 8-K dated November 20, 1998)

99.36 Note Purchase Agreement, dated as of March 26, 1999, between NFO Worldwide, Inc. and each of the purchasers signatory thereto relating to NFO Worldwide, Inc.'s $7 million 7.52% Senior Notes due November 15, 2005 (incorporated by reference herein from Exhibit 10.43 to Annual Report on Form 10-K for the year ended December 31, 1998)

99.37 Note Purchase Agreement, dated as of March 26, 1999, between NFO Worldwide, Inc. and each of the purchasers signatory thereto relating to NFO Worldwide, Inc.'s $8 million 9.84% Senior Subordinated Notes due November 15, 2008 (incorporated by reference herein from Exhibit 10.44 to Annual Report on Form 10-K for the year ended December 31, 1998)

99.38 Amendment No. 1, dated as of November 9, 1999, to the Employment Agreement, dated as of March 15, 1995, between NFO Worldwide, Inc. and William E. Lipner (incorporated by reference herein from Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended September 30, 1999)

99.39 Change in Control and Severance Agreement, dated as of November 9, 1999, between NFO Worldwide, Inc. and William E. Lipner (incorporated by reference herein from Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarter ended September 30, 1999)

99.40 Change in Control and Severance Agreement, dated as of November 9, 1999, between NFO Worldwide, Inc. and Patrick G. Healy (incorporated by reference herein from Exhibit 10.3 to Quarterly Report on Form 10-Q for the quarter ended September 30, 1999)

99.41 Change in Control and Severance Agreement, dated as of November 9, 1999, between NFO Worldwide, Inc. and Joseph M. Migliara (incorporated by reference herein from Exhibit 10.4 to Quarterly Report on Form 10-Q for the quarter ended September 30, 1999)

99.42 Change in Control Severance Agreement, dated as of December 10, 1999, between NFO Worldwide, Inc. and Dr. Hartmut Kiock (included as an exhibit to the original filing of the Registration Statement on March 1, 2000)

99.43 Subsidiaries of NFO Worldwide, Inc. (included as an exhibit to the original filing of the Registration Statement on March 1, 2000)

* Filed herewith.

ITEM 22.  Undertakings

The undersigned registrant hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement;

     (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

     (4) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
          Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
          1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (5) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

     (6) that every prospectus: (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (7) insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction on the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

     (8) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request; and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request; and

     (9) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused post-effective amendment no. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on the 7 day of April, 2000.

                                      THE INTERPUBLIC GROUP OF COMPANIES, INC.
                                      (REGISTRANT)

                                      By: /s/ NICHOLAS J. CAMERA
                                         -----------------------
                                            Nicholas J. Camera
                                          Senior Vice President,
                                      General Counsel and Secretary

         Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment no. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                                                            TITLE                               DATE
---------                                                            -----                               ----
                     *                        Chairman of the Board, President and Chief
------------------------------------------    Executive Officer (Principal Executive Officer)
            Philip H. Geier, Jr.              and Director                                         April 7, 2000

                     *
------------------------------------------    Executive Vice President, Chief Financial Officer
                Sean F. Orr                   (Principal Financial Officer) and Director           April 7, 2000

                     *
------------------------------------------    Vice President and Controller (Principal
               Frederick Molz                 Accounting Officer)                                  April 7, 2000

                     *                        Director
------------------------------------------
              Frank J. Borelli                                                                     April 7, 2000

                     *                        Director
------------------------------------------
             Reginald K. Brack                                                                     April 7, 2000

                     *                        Director
------------------------------------------
              Jim M. Considinc                                                                     April 7, 2000

                     *                        Director
------------------------------------------
            John J. Dooner, Jr.                                                                    April 7, 2000

                     *                        Director
------------------------------------------
               Frank B. Lowe                                                                       April 7, 2000

                     *                        Director
------------------------------------------
              Michael A. Miles                                                                     April 7, 2000

                     *                        Director
------------------------------------------
               Lief H. Olsen                                                                       April 7, 2000

                     *                        Director
------------------------------------------
               Allen Questrom                                                                      April 7, 2000

                     *                        Director
------------------------------------------
             J. Phillip Samper                                                                     April 7, 2000

*By:  /s/ Nicholas J. Camera
      ----------------------
April 7, 2000
      Nicholas J. Camera
      As Attorney-in-Fact


                                  EXHIBIT INDEX

          Exhibits identified in parentheses below as on file with the Commission are incorporated herein by reference as exhibits hereto.

          The following exhibits are filed as part of this Registration
Statement:

      EXHIBIT
      NUMBER                                               DESCRIPTION

2.1 Agreement and Plan of Merger by and among The Interpublic Group of Companies, Inc. and NFO Worldwide, Inc., dated as of December 20, 1999 (included as Annex A to the proxy statement/prospectus)

2.2 Amendment to the Agreement and Plan of Merger and to the Stock Option Agreement, dated as of April 3, 2000 between Interpublic and NFO (included as Annex S-A to the supplement included in this post-effective amendment)

3.1 The Certificate of Incorporation of The Interpublic Group of Companies, Inc. (incorporated by reference herein from Exhibit 3(i) to Quarterly Report on Form 10-Q for the quarter ended June 30, 1999)

3.2 By-laws of The Interpublic Group of Companies, Inc. (incorporated by reference herein from Exhibit 4 to Annual Report on Form 10-K for the year ended December 31, 1990)

5.1* Opinion of Nicholas J. Camera, Esq. as to the legality of the issuance of the shares of common stock offered hereby

8.1* Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as to U.S. tax matters

8.2* Opinion of Cleary, Gottlieb, Steen & Hamilton as to U.S. tax matters

23.1* Consent of PricewaterhouseCoopers LLP (relating to financial statements of The Interpublic Group of Companies, Inc.)

23.2* Consent of Arthur Andersen LLP (relating to financial statements of NFO
      Worldwide, Inc.)

23.3* Consent of Soteriou Banerji (relating to financial statements of The MBL
      Group plc included in the financial statements of NFO Worldwide, Inc.)

23.4* Consent of Haarmann, Hemmelrath & Partner GmbH (relating to financial statements of Infratest Burke Aktiengesellschaft Holding, a subsidiary of NFO Worldwide, Inc.)

23.5* Consent of Ernst & Young LLP (relating to financial statements of Hill,
      Holliday, Connors, Cosmopulos, Inc. included in the financial statements of The Interpublic Group of Companies, Inc.)

23.6* Consent of Ernst & Young (relating to financial statements of
      International Public Relations plc included in the financial statements of The Interpublic Group of Companies, Inc.)

23.7 Consent of Nicholas J. Camera, Esq. of the Corporation (included in the opinion filed as Exhibit 5.1)

23.8 Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included in the opinion filed as Exhibit 8.1)

23.9 Consent of Cleary, Gottlieb, Steen & Hamilton (included in the opinion filed as Exhibit 8.2)

24.1 Powers of Attorney for certain directors of the Corporation (included in Part II of the original filing of the Registration Statement on March 1,
     2000) 99.1 Stock Option Agreement dated as of December 20, 1999 between The Interpublic Group of Companies, Inc. and NFO Worldwide, Inc. (included as Annex B to the proxy statement/prospectus)

99.2 The Certificate of Incorporation of NFO Worldwide, Inc. (incorporated by reference herein from Exhibit 3.1 to Annual Report on Form 10-K for the year ended December 31, 1997)

99.3 By-laws of NFO Worldwide, Inc. (incorporated by reference herein from
     Exhibit 4.2 to Registration Statement on Form S-8 filed December 29, 1993)

99.4* Form of proxy for special meeting of stockholders of NFO Worldwide, Inc.

99.5* Consent of Greenhill & Co., LLC

99.6 Assignment and Assumption Agreement, dated as of September 27, 1991, between the Predecessor and NFO Worldwide, Inc. (incorporated by reference herein from Exhibit 10.3 to Registration Statement on Form S-1, No. 33-58748)

99.7 Registration Agreement, dated September 27, 1991, among NFO Worldwide, Inc. and its stockholders parties thereto (incorporated by reference herein from Exhibit 10.10 to Registration Statement on Form S-1, No. 33-58748)

99.8 Stockholders Agreement, dated as of September 27, 1991, among NFO Worldwide, Inc. and its stockholders (incorporated by reference herein from Exhibit 10.11 to Registration Statement on Form S-1, No. 33-58748)

99.9 Amendment to Stockholders Agreement, dated as of April 6, 1993, among NFO Worldwide, Inc. and its stockholders (incorporated by reference herein from Exhibit 10.12 to Registration Statement on Form S-1, No. 33-58748)

99.10 Employment Agreement, dated March 15, 1995, between NFO Worldwide, Inc. and William E. Lipner (incorporated by reference herein from Exhibit 10.14 to Annual Report on Form 10-K for the year ended December 31, 1994)

99.11 Employment Agreement, dated as of December 1, 1997, between NFO Worldwide, Inc. and Patrick G. Healy (incorporated by reference herein from Exhibit
      10.10 to Annual Report on Form 10-K for the year ended December 31, 1997)

99.12 Agreement, dated October 25, 1994, between NFO Worldwide, Inc. and John Sculley (incorporated by reference herein from Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended September 30, 1995)

99.13 Employment Agreement, dated as of March 1, 1999, between NFO Worldwide, Inc. and Joseph M. Migliara (included as an exhibit to the original filing of the Registration Statement on March 1, 2000)

99.14 Credit Agreement, dated as of March 9, 1998, among NFO Worldwide, Inc., the Banks signatory thereto and Fleet Bank, National Association, as Agent (incorporated by reference herein from Exhibit 2 to Current Report on Form 8-K dated March 24, 1998)

99.15 NFO Research, Inc. Stock Option Plan, as amended (incorporated by reference herein from Exhibit 99 to Registration Statement of NFO Worldwide, Inc. on Form S-3, No. 333-38497)

99.16 NFO Research, Inc. Directors' Stock Option Plan and Form of Directors' Stock Option Agreement (incorporated by reference herein from Exhibit
      10.26 to Annual Report of NFO Worldwide, Inc. on Form 10-K for the year ended December 31, 1994)

99.17 NFO Research, Inc. Profit Sharing Plan, and amendments (thereto (incorporated by reference herein from Exhibit 4.4 to Registration Statement of NFO Worldwide, Inc. on Form S-8, No. 33-83002)

99.18 NFO Research, Inc. Pension Plan, and amendments thereto incorporated by reference herein from Exhibit 10.26 to Registration Statement of NFO Worldwide, Inc. on Form S-1, No. 33-58748)

99.19 NFO Worldwide, Inc. Executive Deferred Benefit Plan (incorporated by reference herein from Exhibit 10.27 to Registration Statement on Form S-1, No. 33-58748)

99.20 Deferred Compensation and Life Insurance Benefit Agreement, dated as of May 3, 1980, between NFO Worldwide, Inc. and William E. Lipner (incorporated by reference herein from Exhibit 10.29 to Annual Report on Form 10-K for the year ended December 31, 1993)

99.21 Office Lease for Migliara/Kaplan Associates, Inc. headquartered at 9 Park Center Court, Owings Mills, Maryland dated January 1, 1998, between Migliara/Kaplan Associates, Inc. and Nine Park Center Court, LLC (incorporated by reference herein from Exhibit 10.27 to Annual Report of NFO Worldwide, Inc. on Form 10-K for the year ended December 31, 1997)

99.22 Agreement and Plan of Merger, dated as of January 1, 1994, by and among PSI Partners Acquisition Corporation, Payment Systems, Inc., NFO Worldwide, Inc. and the stockholders of PSI Partners Acquisition Corporation (incorporated by reference herein from Exhibit 1 to Current Report on Form 8-K dated January 10, 1994)

99.23 Asset Purchase Agreement, dated as of November 7, 1994, among Advanced Marketing Solutions, Inc., as Seller, Advanced Marketing Solutions Corp., as Buyer, and NFO Worldwide, Inc. (incorporated by reference herein from Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarter ended September 30, 1994)

99.24 Agreement and Plan of Merger, dated as of November 7, 1995, by and among NFO Worldwide, Inc., Migliara-Kaplan & Associates, Inc., and the Migliara/Kaplan Associates Inc. and the stockholders of Migliara-Kaplan & Associates, Inc. (incorporated by reference herein from Exhibit 1 to Current Report on Form 8-K dated January 3, 1996)

99.25 Asset Purchase Agreement, dated as of November 7, 1995, by and among NFO Worldwide, Inc., Chesapeake Surveys, Inc., a Maryland corporation, and Chesapeake Surveys, Inc., a Delaware corporation (incorporated by reference herein from Exhibit 2 to Current Report on Form 8-K dated January 3, 1996)

99.26 Agreement and Plan of Merger, dated as of December 8, 1995, by and among Plog Research, Inc., a California corporation ("PRI-California"), Plog Research, Inc., a Delaware corporation, NFO Worldwide, Inc., Stanley C. Plog and the stockholders of PRI-California (incorporated by reference herein from Exhibit 10.30 to Annual Report on Form 10-K for the year ended December 31, 1995)

99.27 Agreement and Plan of Merger, dated as of March 20, 1997, by and among Prognostics Corp., a Delaware Corporation, Prognostics, a California corporation ("Prognostics"), NFO Worldwide, Inc. and the shareholders of Prognostics (incorporated by reference herein from Exhibit 1 to Current Report on Form 8-K dated October 22, 1997)

99.28 Share Purchase Agreement among NFO Worldwide, Inc., NFO U.K., Inc. and the Shareholders of The MBL Group Plc (incorporated by reference herein from
      Exhibit 1 to Current Report on Form 8-K dated July 11, 1997)

99.29 Form of Minority Shareholder Share Purchase Agreement for Acquisition of Stock of Minority Shareholders in a Subsidiary of The MBL Group Plc (incorporated by reference herein from Exhibit 2 to Current Report of NFO Worldwide, Inc. on Form 8-K dated July 11, 1997)

99.30 Stock Purchase Agreement, dated as of November 10, 1998, by and among NFO Europe (Deutschland) GmbH & Co. KG, NFO Worldwide, Inc. (the "Company") and all of the Stockholders (the "Sellers") of Infratest Burke Aktiengesellschaft Holding ("Infratest Burke") (incorporated by reference herein from Exhibit 10.1 to Current Report on Form 8-K dated November 20,
      1998)

99.31 Letter Agreement, dated November 17, 1998, among NFO Worldwide, Inc., Infratest Burke and the Sellers (incorporated by reference herein from Exhibit 10.2 to Current Report on Form 8-K dated November 20, 1998)

99.32 Note Purchase Agreement, dated as of November 20, 1998, between NFO Worldwide, Inc. and each of the purchasers signatory thereto relating to NFO Worldwide, Inc.'s Adjustable Rate Series A Senior Notes due 2005 and NFO Worldwide, Inc.'s Adjustable Rate Series B Senior Notes due 2008
     (incorporated by reference herein from Exhibit 10.3 to Current Report on Form 8-K dated November 20, 1998)

99.33 Note Purchase Agreement, dated as of November 20, 1998, between NFO Worldwide, Inc. and each of the purchasers signatory thereto relating to NFO Worldwide, Inc.'s 9.84% Senior Subordinated Notes due 2008 (incorporated by reference herein from Exhibit 10.4 to Current Report on Form 8-K dated November 20, 1998)

99.34 Amendment, dated as of November 20, 1998, to separate Note Purchase Agreements dated as of March 9, 1998, between NFO Worldwide, Inc. and each of the institutions signatory thereto (incorporated by reference herein from Exhibit 10.5 to Current Report on Form 8-K dated November 20, 1998)
      99.35 Amendment No. 1, dated as of November 20, 1998, to the Credit Agreement dated as of March 9, 1998, by and among NFO Worldwide, Inc., Fleet National Bank and The Chase Manhattan Bank, as co-agents, and the banks signatory thereto (incorporated by reference herein from Exhibit
      10.6 to Current Report on Form 8-K dated November 20, 1998)

99.36 Note Purchase Agreement, dated as of March 26, 1999, between NFO Worldwide, Inc. and each of the purchasers signatory thereto relating to NFO Worldwide, Inc.'s $7 million 7.52% Senior Notes due November 15, 2005 (incorporated by reference herein from Exhibit 10.43 to Annual Report on Form 10-K for the year ended December 31, 1998)

99.37 Note Purchase Agreement, dated as of March 26, 1999, between NFO Worldwide, Inc. and each of the purchasers signatory thereto relating to NFO Worldwide, Inc.'s $8 million 9.84% Senior Subordinated Notes due November 15, 2008 (incorporated by reference herein from Exhibit 10.44 to Annual Report on Form 10-K for the year ended December 31, 1998)

99.38 Amendment No. 1, dated as of November 9, 1999, to the Employment Agreement, dated as of March 15, 1995, between NFO Worldwide, Inc. and William E. Lipner (incorporated by reference herein from Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended September 30, 1999)

99.39 Change in Control and Severance Agreement, dated as of November 9, 1999, between NFO Worldwide, Inc. and William E. Lipner incorporated by reference herein from Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarter ended September 30, 1999)

99.40 Change in Control and Severance Agreement, dated as of November 9, 1999, between NFO Worldwide, Inc. and Patrick G. Healy (incorporated by reference herein from Exhibit 10.3 to Quarterly Report on Form 10-Q for the quarter ended September 30, 1999)

99.41 Change in Control and Severance Agreement, dated as of November 9, 1999, between NFO Worldwide, Inc. and Joseph M. Migliara (incorporated by reference herein from Exhibit 10.4 to Quarterly Report on Form 10-Q for the quarter ended September 30, 1999)

99.42 Change in Control Severance Agreement, dated as of December 10, 1999, between NFO Worldwide, Inc. and Dr. Hartmut Kiock (included as an exhibit to the original filing of the Registration Statement on March 1, 2000)

99.43 Subsidiaries of NFO Worldwide, Inc. (included as an exhibit to the original filing of the Registration Statement on March 1, 2000)


* File  herewith.